                         [RITE AID LOGO APPEARS HERE]

                             RITE AID CORPORATION

                              2000 ANNUAL REPORT



                                             CONTENTS                      Page

                                              Letter to Stockholders,
                                              Customers and Associates........1

                                              Management's Discussion and
                                              Analysis of Financial Condition
                                              and Results of Operations.......5

                                              Quantitative and Qualitative
                                              Disclosures About Market
                                              Risk...........................17

                                              Independent Auditors'
                                              Reports........................20

                                              Consolidated Financial
                                              Statements.....................22

                                              Selected Financial Data........71

                                              Directors and Corporate
                                              Officers.......................73

                                              Change in Independent
                                              Auditors.......................74

                                              Investor Information...........74

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to the future prospects, developments and business strategies of Rite Aid Corporation.

  Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  . Our high level of indebtedness and our ability to refinance our substantial debt obligations which mature in August and September 2002;

  . Our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our credit facilities and other debt agreements;

  . Our ability to improve the operating performance of our existing stores, and, in particular, our new and relocated stores in accordance with our new management's long term strategy;

  . The outcomes of pending lawsuits and governmental investigations, both civil and criminal, involving our financial reporting and other matters;

  . Competitive pricing pressures, continued consolidation of the drugstore industry, third-party prescription reimbursement levels, regulatory changes governing pharmacy practices, general economic conditions and inflation, interest rate movements, access to capital and merchandise supply constraints; and

  . Our failure to develop, implement and maintain reliable and adequate internal accounting systems and controls.

  Rite Aid undertakes no obligation to revise the forward-looking statements included in information report to reflect any future events or circumstances. The company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the section entitled "Management's Discussion and Analyses of Operations and Financial Condition--Factors Affecting Our Future Prospects" in the Annual Report included with this information.

October 2000

To Our Stockholders, Customers and Associates:

  The last year has been a time of dramatic change for Rite Aid: change in management, change in strategy and change in the way we operate our business. It's been a time of tremendous challenge, but it's also been a time of accomplishment as we completed a refinancing that breathed new life into the company. We also have a team of hard-working, dedicated associates, committed to making Rite Aid a strong and profitable company.

Fiscal 2000: A Turbulent Year

  Fiscal 2000, which began in March of 1999, was a turbulent year. The company's financial position continued to deteriorate; stores experienced serious declines in customer traffic and revenues because of inventory shortages, high prices and a reduced and erratic advertising campaign; and the company announced the need to restate earnings for the past three years.

  In December, the Board of Directors hired a new executive management team to resolve these issues. We came on board as chairman and chief executive and as president and chief operating officer. Also joining the team were Dave Jessick, as chief administration officer and senior executive vice president and John Standley, as chief financial officer and senior executive vice president. The four of us arrived at Rite Aid with 94 years of combined retail experience and a successful track record working together at the West Coast retailer Fred Meyer, the nation's fifth largest food and drug retailer before being acquired by The Kroger Company last year.

  Why did we decide to take on the challenges at Rite Aid? We believed that with the aging population and the ever increasing use of prescription drugs, the pharmacy business offers more real growth potential than any other sector in retail today. We saw the opportunity for Rite Aid to receive a payback on the substantial investments made by the company over the last five years. And we were confident that given time, Rite Aid could achieve industry average EBITDA margins (cash flow).

  With our modern store base, new distribution centers, strong brand name, superior pharmacy technology, outstanding and talented associates and the advantage of having all of our stores integrated into one network, we have good reason to be optimistic.

What We've Accomplished So Far

  In our first ten months, we focused on bringing stability to the company. Working together with our associates, our lenders and our suppliers, we:

  . Strengthened our financial position with a refinancing that provided more than $600 million of new working capital to invest in our business and extended a substantial portion of our debt maturities so that we have no significant debt maturing before August, 2002. We've also taken steps to reduce debt by more than $1 billion, including the sale of PCS Health Systems, our pharmacy benefit management subsidiary, to Advance Paradigm, Inc.

  . Developed a plan for fiscally responsible growth, dramatically curtailing former management's overly aggressive expansion plan that included the acquisition of PCS, the acquisition of six separate drugstore companies, the opening of 376 new and 727 relocated stores and the closing of 818 stores in the last three years alone. Today nearly 2,000 of our stores are new and relocated in the last 4 years. While we'll open 30 to 40 new and relocated stores a year for the next two years, because they are already in the pipeline and make good financial sense, we will focus primarily on increasing sales by investing in our existing stores and restoring the profitability of our operations.

  . Strengthened our management team by adding 17 new vice presidents and senior vice presidents, most of whom we've worked with in the past, to the talented group of senior managers already at Rite Aid, to give us one of the strongest retail teams in business today. All members of the former executive management team have left the company.

  . Improved store operations by dramatically reducing out-of-stock conditions, lowering prices on 1,500 key items, establishing an effective 52-week advertising program, executing effective promotions, working closely with our suppliers to resolve issues and reorganizing our field management structure to better focus on the critical areas of our business. And our customers are responding. To date, same-store sales increases have been consistently higher since April, with gains on both the East and West coasts and dramatic improvement on the front end.

  . Delivered up-to-date financial statements, in a process that took seven months, hundreds of accountants and $50 million to complete. As a result, the Company is now able to provide accurate financial reports on a timely basis.

  We also continue to cooperate fully with investigations by both the Securities and Exchange Commission and United States Attorney into certain of the company's former accounting and financial reporting practices. We expect the outcomes of these investigations will not have a significant effect on our ability to carry out our turnaround plan.

Our Long Term Strategy

  While we are excited about all that we have accomplished, we realize we still have a long way to go and much work ahead of us. The restatements, refinancing and the sale of PCS consumed much of management's time through the first ten months of this year. With those issues behind us, we can now focus 100% of our time on what creates value for investors---running better drugstores.

  Attracting more customers and making our current shoppers more loyal customers is a key component of our long-term strategy. So is empowering, training and motivating our associates to take great care of those customers. We believe that new products and services and excellent customer service will distinguish Rite Aid from other drugstore chains.

  To enhance our relationship with our customers, we will continue to improve our advertising program and evaluate and adjust our pricing to be competitive. We are also testing a new version of our Rite Rewards frequent buyer program in additional markets as a prelude to a national rollout. We are adding technology to more of our pharmacies to make it easier for both the customer and pharmacist to fill a prescription.

  Because our sales per square foot are lower than our competitors, we see great opportunity in new and improved product offerings, like more GNC vitamins shops and one-hour photo processing and expanded categories like garden, domestics and bath. We have expanded our private label program because private label products generate higher margins, differentiate us from the competition and represent real growth potential. We also want to increase the sale of generic prescription drugs, which provide the same medical benefits as branded drugs, generate higher margins for us and save money for our customers.

  Our larger stores in both the West and the South present additional potential for growth. We have seen double-digit sales increases from recent low-cost remodeling and remerchandising of stores on the West Coast. We will remodel and remerchandise approximately 80 of our larger stores before fiscal year end and plan to revamp 100 to 150 more during fiscal 2002.

  The morale of our workforce is improving. We've visited many of our stores, talking to associates across the country. We've conducted feedback sessions with key cashiers, pharmacy technicians, pharmacists, store and district managers and established pharmacy advisory panels because who knows more about our business--and what it takes to improve our business-- than the people who serve our customers every day?

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  Our associates want to do a great job. They just need the tools to help them do it. Our turnaround plan includes implementing programs that give them more time to spend with customers, from electronic processing of returns to a new ordering system that makes it easier to have advertised items in stock. We will institute training programs to improve customer service and to educate our associates about the products we offer. As anyone in retailing knows, the road to success is paved with great execution--and a big part of execution is proper training.

  As part of our focus on customer service, we also will provide incentives to our associates for delivering quality customer service as well as overall recognition and reward programs. We are evaluating and will make necessary adjustments to our compensation and benefit plans to be competitive. All of these initiatives are based on the number one rule of great retailing: take good care of your employees and they will take good care of your customers. Our associates are fundamental to our success, and it's critical that we invest in them.

Defining A New Culture

  Because what a company stands for is as important as what it sells, we have set a new mission and are defining a new culture at Rite Aid. Our mission is "To be a successful chain of friendly neighborhood drugstores" with "our knowledgeable and caring associates working together to provide a superior pharmacy experience . . . and everyday products and services to help our valued customers lead happier, healthier lives."

  We have established Rite Aid core values that empower our associates, recognize the valuable role suppliers play as our partners, pledge that we will operate every aspect of our business with the highest level of integrity and reinforce that we are focused and committed to the healthcare needs of our customers.

  One of those core values is that "we will always communicate openly, honestly and accurately with our associates, suppliers and our stockholders." That means that Rite Aid will have on-time, up-to-date accurate financial reports.

  Another is that "we are committed to consistently delivering value for our investors." We realize that another dramatic change at Rite Aid in the last 18 months has been the change in the stock price. While, unfortunately, we can't change history, we can have an impact on the future. Although many challenges remain, we believe the steps we've taken and the initiatives we have planned will improve sales during the second half of this fiscal year and substantially improve sales and EBITDA (cash flow) during the next fiscal year.

  We thank all of our associates--in our stores and distribution centers, in field management and in our headquarters--for their hard work, dedication and commitment to making Rite Aid a success and recognize that one of our biggest responsibilities is to provide a secure future for all of them.

  We promise our customers that we will value them more and deliver more value in our quest to help them lead "happier, healthier lives." We'll work hard to appreciate them so that when they ask themselves "Do I like doing business with Rite Aid?," the answer will be a resounding yes.

  We deeply appreciate our lenders for their trust that we have what it takes to get Rite Aid back on track, and we'll continue to work hard to deserve that trust.

  We appreciate our suppliers for sticking with us during trying times and for their confidence in Rite Aid's people, potential and plan. We would never have been able to accomplish what we have so far without them and look forward to building mutually successful long-term relationships.

  We also want to thank our Board of Directors, and we welcome Alfred Gleason and Stuart Sloan who joined the Board this year. Both have demonstrated excellent business judgement and the highest integrity in their very successful careers; we are fortunate to have them help us steer Rite Aid into the future.

  We are focused on improving our business. We are committed to successfully executing our plan. And to borrow from the theme of our recent annual management and supplier conference, we believe we have "The People, The Passion and The Power" to accomplish our goals.

Sincerely,

/s/ Robert S Miller
Bob Miller
Chairman and Chief Executive Officer

/s/ Mary Sammons
Mary Sammons
President, Chief Operating Officer
 and Director

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended February 26, 2000, February 27, 1999 and February 28, 1998 presented below reflects certain restatements to Rite Aid's previously reported results of operations for these periods. See note 25 of the notes to consolidated financial statements for a discussion of these restatements.

Overview

  Management believes that the following matters should be considered in connection with the discussion of results of operations and financial condition.

  Maturing Store Base. Since the beginning of fiscal 1998, Rite Aid has built 372 new stores, relocated 713 stores and closed 791 stores. These new and relocated stores represent approximately 29% of Rite Aid's total stores at June 30, 2000. The new and relocated stores opened in recent years are generally larger, free standing stores with higher operating expenses than our older stores. New stores generally do not become profitable until a critical mass of customers is developed. Relocated stores also must attract additional customers to achieve comparable profitability to the store that was replaced. We believe that the period of time required for a new store to achieve profitable operations is generally between two and four years. This period can vary significantly based on the location of a particular store and on other factors, including the investments made in purchasing prescription files for the location and advertising. Our recent liquidity constraints have limited our ability to purchase prescription files and make other investments to promote the development of our new and relocated stores. We believe that our relatively high percentage of new and relocated stores is a significant factor in our recent operating results. As new management continues to implement its long term strategy, it will scale back Rite Aid's new store construction program and focus on making the operations of its existing base of new and relocated stores profitable. Management believes that as these newer stores mature they should gain the critical mass of customers needed for profitable operations. This continuing maturation should positively affect Rite Aid's operating performance in future periods. If we are not able to improve the performance of these new and relocated stores it will adversely affect our ability to restore the profitability of our operations.

  Reclassification of Lease Obligations. In connection with the restatement of Rite Aid's operating results for fiscal 1999 and 1998, certain store leases that had previously been classified as operating leases have now been classified as capital leases. As a result of this restatement, our property, plant and equipment and total debt balances at February 26, 2000 were increased by $964.9 million and $1,080.0 million, respectively. The change in classification of these lease obligations will result in an allocation of depreciation charges to cost of goods sold and selling, general and administrative expense. In addition, a portion of the lease payments will be included in interest expense.

  Substantial Investigation Expenses. The company has incurred substantial costs in connection with the process of reviewing, reconciling and restating its books and records, the investigation of its prior accounting practices and the preparation of its audited financial statements. Included in these expenses are the costs of the Deloitte & Touche LLP audit, the investigation by Swidler Berlin, assisted by Deloitte & Touche LLP and the costs of retaining Arthur Andersen LLP to assist management in reviewing and reconciling its books and records. Management currently estimates that these costs will total approximately $50.0 million, of which $10.1 million was incurred in fiscal 2000, $19.5 million was incurred in the first quarter of fiscal 2001, and the balance is expected to be incurred in the second quarter of fiscal 2001 and thereafter. Rite Aid anticipates that it will continue to incur significant legal and other expenses in connection with the ongoing litigation and investigations to which it is subject.

  Dilutive Equity Issuances. In June 2000, Rite Aid completed a series of debt restructuring transactions as described further below under "--Liquidity and Capital Resources." In connection with these transactions an aggregate total of 69,564,434 shares of Rite Aid's common stock were issued in exchange for $462.6 million principal amount of outstanding indebtedness. As a result of these exchanges, we expect to record an aggregate loss on conversion of approximately $77.6 million in the second quarter of fiscal 2001. In addition, pursuant to the conversion price adjustment and pay-in-kind dividend provisions of the convertible preferred stock issued to an affiliate of Leonard Green and Partners, L.P. in October 1999, 57,571,389 shares of Rite Aid common stock were issuable upon the conversion of such preferred stock at June 30, 2000. Assuming these transactions had occurred on February 26, 2000, the common shares outstanding would have increased from 259,927,199 to 385,582,755. In light of our substantial leverage and liquidity constraints, we will continue to consider opportunities to use the company's equity securities to discharge debt or other obligations that may arise. Such issuances may have a dilutive effect on the outstanding shares of Rite Aid common stock.

  Accounting Systems. Following its review of the company's books and records, management concluded that further steps were needed to establish and maintain the adequacy of its internal accounting systems and controls. In connection with the audit of the company's financial statements, Deloitte & Touche LLP advised Rite Aid that it believed there were numerous "reportable conditions" under the standards established by the American Institute of Certified Public Accountants which relate to the company's accounting systems and controls and could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Management's long term strategy includes a comprehensive plan to develop, implement and maintain adequate and reliable accounting systems and controls which address the reportable conditions identified by Deloitte & Touche LLP.

  Sale of PCS. On July 12, 2000, the company announced that it had entered into an agreement to sell PCS its PBM segment to Advance Paradigm, Inc. The sale was consummated on October 2, 2000. Accordingly, the PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated loss on disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the series A preferred stock and warrants, is $334.8 million, which consists of an estimated loss on disposal, transaction expenses, and estimated net operating income through the date the sale is consummated. In the first quarter of fiscal 2001 ended May 27, 2000 the company recorded a loss of $303.3 million and in the second quarter ended August 26, 2000, an additional loss of $31.4 million will be recorded due to changes in estimates. Additionally, the company recorded an increase to the tax valuation allowance and income tax expense of $146.9 million in the first quarter of fiscal 2001.

Results of Operations
Consolidated Revenues
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
                                                  Years Ended
                                     -----------------------------------------
                                     February 26,   February 27,  February 28,
                                         2000           1999          1998
                                     ------------   ------------  ------------
                                             (dollars in thousands)
Sales............................... $13,338,947    $12,438,442   $11,352,637
Sales growth........................         7.2 %          9.6%            *
Same store sales growth.............         7.9 %         15.5%            *
Pharmacy sales growth...............        15.6 %         18.2%            *
Same store pharmacy sales growth....        16.2 %         21.9%            *
Pharmacy as a % of total sales......        58.4 %         54.2%         50.2%
Third-party sales as a % of total
 pharmacy sales.....................        87.8 %         85.4%         83.4%
Front-end sales growth..............        (2.6)%          0.8%            *
Same store front-end sales growth...        (2.2)%          6.6%            *
Front-end as a % of total sales.....        41.6 %         45.8%         49.8%
Store data:
 Total stores (beginning of
  period)...........................       3,870          3,975         3,750
 New stores.........................          77            163           132
 Closed stores......................        (181)          (330)         (280)
 Store acquisitions, net............          36             62           373
 Total stores (end of period).......       3,802          3,870         3,975
 Remodeled stores...................          14            155            84
 Relocated stores ..................         180            331           202

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* See "Selected Financial Data" for a discussion of Rite Aid's inability to present comparisons to fiscal 1997.

  The 7.2% growth in sales in fiscal 2000 was primarily due to the continuing strong growth of our pharmacy sales, which more than offset a decline in our front-end sales. Our revenues in fiscal 1999 grew 9.6% over the level in fiscal 1998 as a result of strong growth in pharmacy revenues and a slight increase in front-end sales. Growth in sales in fiscal 1999 also benefited from full-year sales of $779.0 million from the Harco, Inc. ("Harco") and K&B, Incorporated ("K&B") stores which contributed only $458.2 million of sales in fiscal 1998 following their acquisition on August 27, 1997.

  For fiscal 2000 and fiscal 1999, pharmacy revenues led sales growth with same-store sales increases of 16.2% and 21.9%, respectively. Our pharmacy sales growth continued to benefit from our ability to attract and retain managed care customers, our ongoing program of purchasing prescription files from independent pharmacies and favorable industry trends. These trends include an aging American population with many "baby boomers", now in their fifties, consuming a greater number of prescription drugs. The use of pharmaceuticals to treat a growing number of healthcare problems and the introduction of a number of successful new prescription drugs also contribute to the growing demand for pharmaceutical products.

  Front-end sales, which include all non-prescription sales, such as seasonal merchandise, convenience items and food and other non-prescription sales, decreased in fiscal 2000 from the prior year. Our front-end sales were adversely affected by our elevated levels of out-of-stock merchandise in the third and fourth quarters of fiscal 2000. Other factors adversely affecting our front-end sales included the suspension by former management of our newspaper advertising circular program and their decision to raise front-end prices to levels that were not competitive. Fiscal 1999 front end sales increased .83% over fiscal 1998, despite a 6.6% increase in same store front-end sales in those stores which had been open more than one year. Same store sales growth was driven by strong performance in health and beauty, photo, seasonal and general merchandise categories. Total front-end sales remained essentially flat as an increase in the number of closed stores and a decrease in the number of acquired stores in fiscal 1999 resulted in a net reduction of 105 stores in operation at the end of fiscal 1999 compared to fiscal 1998.

Costs and Expenses

-------------------------------------------------------------------------------
                                                     Years Ended
                                        ---------------------------------------
                                        February 26,  February 27, February 28,
                                            2000          1999         1998
                                        ------------  ------------ ------------
                                                (dollars in thousands)
Costs of goods sold...................  $10,242,377    $9,411,600   $8,396,239
Gross margin..........................         23.2%         24.3%        26.0%
Selling, general and administrative
 expenses.............................  $ 3,578,861    $3,195,794   $2,796,342
Selling, general and administrative
 expenses as a percentage of
 revenues.............................         26.8%         25.7%        24.6%
Gain on sale of stores................  $   (80,109)   $      --    $  (52,621)
Goodwill amortization.................       24,457        26,055       26,169
Store closing and impairment charges..      153,317       192,551      148,560
Interest expense......................      528,159       277,634      209,152
Share of loss from equity
 investments..........................       15,181           448        1,886
-------------------------------------------------------------------------------

Cost of Goods Sold. Gross margin was 23.2% for fiscal 2000 compared to 24.3% in fiscal 1999. The decline in gross margin in fiscal 2000 from fiscal 1999 was attributable to the incurrence of substantial additional costs related to our distribution facilities and increased store occupancy costs. We incurred significant start-up costs in fiscal 2000 in connection with the new distribution facility located in Perryman, Maryland and also in connection with the processing of merchandise received from our stores for shipment back to our vendors. These increased costs were partially offset by a substantial credit to cost of goods sold resulting from the receipt of vendor allowances following a restructuring of the terms of certain vendor contracts. In fiscal 1999, prior to the restructuring of the contracts, these vendor allowances were credited to selling, general and administrative expense. Also partially offsetting the increases in cost of goods sold in fiscal 2000 were improved store level margins for front-end and pharmacy sales.

  Gross margin declined to 24.3% in fiscal 1999 from 26.0% in fiscal 1998. The decline in gross margin in fiscal 1999 from fiscal 1998 was a result of a substantial decline in our pharmacy margins. A decline in occupancy costs in fiscal 1999 was largely offset by increased costs related to our distribution facilities.

  Also negatively impacting gross margins in the periods presented was the continuing industry trend of rising third-party sales coupled with decreasing margins on third-party reimbursed prescription sales. Third-party prescription sales typically have lower gross margins than other prescription sales because they are paid by a person or entity other than the recipient of the prescribed pharmaceutical and are generally subject to lower negotiated reimbursement rates in conjunction with a pharmacy benefit plan. Pharmacy sales as a percentage of total sales were 58.4%, 54.2% and 50.2% in fiscal 2000, 1999 and 1998, respectively.

  The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.01486% in fiscal 2000, 1.01594% in fiscal 1999 and 1.00909% in fiscal 1998 which resulted in charges to cost of goods sold of $34 million in fiscal 2000, $36 million in fiscal 1999 and $7 million in fiscal 1998. The company has changed its method of accounting for LIFO as of February 26, 2000. See "--Accounting Change."

  Selling, General and Administrative Expenses. Selling, general and administrative expense ("SG&A") was 26.8% of sales in fiscal 2000, 25.7% of sales in fiscal 1999 and 24.6% of sales in fiscal 1998. The increase in SG&A as a percentage of revenues in fiscal 2000 is attributable to a decrease in vendor allowances following the restructuring of certain vendor contracts as described above, increased accruals for litigation and other contingencies and a significant increase in legal and other professional fees.

  Store Closing and Impairment Charges. In fiscal 2000, 1999 and 1998, Store closing and impairment charges include non-cash charges of $120.6 million, $87.7 million and $76.4 million, respectively, for the impairment of long-lived assets (including allocable goodwill) of 249, 270, and 252 stores. These amounts include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to relocate or close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable.

  Store closing and impairment charges consist of:

                                Year ended        Year ended        Year ended
                             February 26, 2000 February 27, 1999 February 28, 1998
                             ----------------- ----------------- -----------------
                                                (in thousands)
   Store lease exit costs..      $ 32,724          $104,885          $ 72,118
   Impairment charges......       120,593            87,666            76,442
                                 --------          --------          --------
                                 $153,317          $192,551          $148,560
                                 ========          ========          ========

  During fiscal 2000, 1999 and 1998, we recorded charges for 224, 422, and 593 stores, respectively, for stores to be closed or relocated that were under long-term leases. Costs incurred to close a store, which principally include lease termination costs, are recorded at the time management commits to closing the store, which is typically 90 days preceding the store closing date, or in the case of a store to be relocated, the date the new property is leased or purchased. We calculate our liability for closed stores on a store-by-store basis. The future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, are computed. This liability is discounted using a risk-free rate of interest. The company evaluates these assumptions each quarter and adjusts the liability accordingly.

  Subsequent to the recording of lease accruals, management determined that certain stores would remain open. Included in the amounts stated above were impairment write-downs of $4.0 million for 6 stores in fiscal 2000 and $1.4 million for 3 stores in fiscal 1999, that were written down to fair value but were not relocated or closed. Also, the company reversed charges of $10.5 million and $1.1 million in fiscal 2000 and fiscal 1998, respectively for lease accruals previously established for those stores.

  In fiscal 2000, Rite Aid recorded an impairment charge of $7.6 million for long-lived assets in connection with its decision to close and sell the Ogden, Utah distribution center. The facility was sold in March 2000.

  Interest Expense. Interest expense was $528.2 million in fiscal 2000 compared to $277.6 million in fiscal 1999 and $209.2 million in fiscal 1998. The substantial increase in interest expense in fiscal 2000 is due to higher levels of indebtedness throughout the year. The level of our indebtedness increased in fiscal 2000 primarily as a result of the $1.3 billion borrowed in January 1999 under the PCS credit facility and the $300 million of demand note borrowings incurred in June 1999 to supplement cash flows from operating activities and to fund capital expenditures. The annual weighted average interest rates on our indebtedness in fiscal 2000, fiscal 1999 and fiscal 1998 were 7.4%, 6.8% and 6.7%, respectively.

  Income Taxes. We had a net loss in fiscal 2000, fiscal 1999 and fiscal 1998. Tax benefits of $26.6 million (including the benefit related to cumulative effect of accounting change), $216.9 million and $28.1 million have been reflected for fiscal 2000, fiscal 1999 and fiscal 1998, respectively. The full benefit of the net operating losses ("NOLs") generated in each period has been partially offset by a valuation allowance based on management's determination that, based on available evidence, it is more likely than not that some of the deferred tax assets will not be realized. We expect to file amended tax returns and utilize the NOL's against taxable income in prior years to the maximum extent possible. Approximately $147.6 million is currently expected to be recovered through carryback claims of which approximately $80.0 million had been received as of June 30, 2000. See note 12 of the notes to consolidated financial statements.

  Discontinued Operations. Sales of the PBM segment, which includes the company's Eagle managed care division, increased from $180.8 million in fiscal 1998 to $344.4 million in fiscal 1999 and to $1.34 billion in fiscal 2000. The increase in sales in fiscal 2000 resulted from the acquisition of PCS on January 22, 1999. The PBM segment generated net income of $9.2 million in fiscal 2000 compared to net losses of $12.8 million and $20.2 million in fiscal 1999 and fiscal 1998, respectively.

Liquidity and Capital Resources

  Rite Aid has two primary sources of liquidity: cash provided by operations and the revolving credit facility under our new senior secured credit facility. We may also generate liquidity from the sale of assets, including sale-leaseback transactions. During fiscal 2000 and the fiscal quarter ended May 27, 2000, cash provided by operations was not sufficient to fund our working capital requirements, which have included the substantial accounting and legal costs incurred in connection with the review and reconciliation of our books and records, the restatement of our financial statements for fiscal 1999, fiscal 1998 and the audit of our financial statements for fiscal 2000, fiscal 1999 and fiscal 1998. As a result, we have supplemented our cash from operations with borrowings under our credit facilities. Our principal uses of cash are to provide working capital for operations, service our obligations to pay interest and principal on our debt, and to provide funds for capital expenditures.

Credit Facilities and Debt Restructuring

  In June 2000, we completed a major financial restructuring that provided us with additional liquidity, extended the maturity dates of a substantial amount of our debt until at least August 2002 and converted a portion of our debt to equity. These refinancing transactions are described below.

  New Senior Secured Credit Facility. We entered into a new $1.0 billion syndicated senior secured credit facility with a syndicate of banks led by Citibank N.A., as agent. The new facility matures on August 1, 2002, and consists of a $500.0 million term loan facility and a $500.0 million revolving credit facility. We used the term facility to terminate our accounts receivable securitization facility and repurchase $300.0 million of unpaid receivables thereunder, to fund $66.4 million of transaction costs relating to our financial restructuring and to provide $133.6 million of cash that will be available for general corporate purposes. The revolving facility provides us with borrowings for working capital requirements, capital expenditures and general corporate purposes. Borrowings under the facilities generally bear interest either at LIBOR plus 3.0%, if we choose to make LIBOR borrowings, or at Citibank's base rate plus 2%. For additional information about the interest rates applicable to our credit facilities, see "Quantitative and Qualitative Disclosures about Market Risks" below.

  We are required to pay fees of 0.50% per annum on the daily unused amount of the commitment. Substantially all of our wholly-owned subsidiaries guaranteed our obligations under the senior secured credit facility. These subsidiary guarantees are secured by a first priority lien on the inventory, accounts receivable, intellectual property and some of the real estate assets of the subsidiary guarantors. Our direct obligations under the senior credit facility are unsecured.

  The senior secured credit facility contains customary covenants, which place restrictions on the assumption of debt, the payment of dividends, mergers, liens and sale-leaseback transactions. The facility requires us to meet various financial ratios and limits our capital expenditures. These ratios and capital expenditure limits are subject to adjustment if we sell PCS. These covenants require us to maintain a minimum interest coverage ratio of .75:1 (.72:1 if PCS is sold) for the quarter ended August 26, 2000, increasing to 1.40:1 (1.40:1 if PCS is sold) for the four quarter period ending June 1, 2002, and a minimum fixed charge coverage ratio of .88:1 (.88:1 if PCS is sold) for the quarter ended August 26, 2000, increasing to 1.20:1 (1.19:1 if PCS is sold) for the four quarter period ending June 1, 2002. We also must maintain consolidated EBITDA (as defined in the senior secured credit facility) of no less than $104.0 million ($81.0 million if PCS is sold) for the quarter ended August 26, 2000, increasing to $894.0 million ($720.0 million if PCS is sold) for the four quarter period ending June 1, 2002. In addition, our capital expenditures are limited to $70.0 million ($64.0 million if PCS is sold) for the fiscal quarter ended August 26, 2000, and to $265.0 million ($243.0 million if PCS is sold) for the four quarter period ending June 1, 2002. As indicated, the sale of PCS was completed on October 2, 2000.

  The facility provides for customary events of default, including nonpayment, misrepresentation, breach of covenants and bankruptcy. It is also an event of default if any event occurs that enables, or which with the giving of notice or the lapse of time would enable, the holder of Rite Aid debt to accelerate the maturity of debt equaling $25.0 million or more.

  Our ability to borrow under the senior secured credit facility is based on a specified borrowing base consisting of eligible accounts receivable and inventory. At June 24, 2000, the $500.0 million term loan was fully drawn. We had no outstanding borrowings under the revolving facility at June 24, 2000; however, $39.8 million of the availability was being utilized to support trade letters of credit.

  Other Existing Facilities. We extended to August 2002 the maturity date of our existing syndicated credit facilities, which consist of the RCF credit facility and the PCS credit facility. Borrowings under the PCS credit facility bear interest at LIBOR plus 3.25% and borrowings under the RCF credit facility bear interest at LIBOR plus 3.75%. These credit facilities contain restrictive covenants which place restrictions on the assumption of debt, the payment of dividends, mergers, liens and sale-leaseback transactions. These credit facilities also require us to satisfy financial covenants which are generally slightly less restrictive than the covenants in the new senior secured credit facility. The facilities also limit the amount of our capital expenditures to $70.0 million for the quarter ended August 26, 2000, and to $265.0 million for the four quarters ending June 1, 2002. Any net proceeds realized from a sale of PCS must be applied first to reduce the outstanding balances of the PCS credit facility and the related PCS exchange debt and then to reduce the then outstanding balance of the RCF credit facility. The amounts repaid with the proceeds of asset sales may not be reborrowed. The PCS credit facility continues to be secured by a first lien on the stock of PCS and the RCF credit facility continues to be secured by a first lien on the stock of drugstore.com and a second lien on the stock of PCS. At
June 24, 2000 we had $1.9 billion of borrowings outstanding under these credit facilities. These facilities are also guaranteed and secured as described below.

  Exchange Offers. In June 2000, we completed the exchange of $52.5 million of our 5.5% notes due December 2000 and $321.8 million of our 6.7% notes due December 2001 for an aggregate of $374.3 million of our new 10.5% senior secured notes due September 2002. After the exchange, $147.5 million of the 5.5% notes due December 2000 and $28.2 million of the 6.7% notes due December 2001 remained outstanding. In connection with the exchange, we entered into a forward purchase agreement to sell $93.2 million of our 10.5% senior secured notes due September 2002 to certain financial institutions. The proceeds from such sale will permit us to repay approximately $93.2 million of the 5.5% notes due 2000 when they mature in December of this year. The remaining 5.5% notes due in December 2000 and 6.7% notes due 2001 will be retired with Rite Aid's general corporate funds.

  Exchange of Debt for Equity and Exchange Debt. As part of our restructuring, certain affiliates of J.P. Morgan, which had lent us $300.0 million under a demand note in June 1999 and was also a lender under the RCF and PCS credit facilities, together with certain other lenders under the two credit facilities, agreed to exchange a portion of their loans for a new secured exchange debt obligation and common stock. This resulted in a total of $284.8 million of debt under these facilities, including $200 million of the outstanding principal of the demand note, being exchanged for common stock at a price of $5.50 per share. We expect to record a gain on this exchange of debt of $11.4 million in the second quarter of fiscal 2001. An additional $274.8 million of borrowings under the facilities were exchanged for the exchange debt, including the entire remaining principal amount of the demand note. The terms of the exchange debt are substantially the same as the terms of our RCF and PCS credit facilities and the interest rate is currently LIBOR plus 3.25%. The lenders of the exchange debt have the same collateral as they did with respect to their loans under the PCS and RCF credit facilities and also received a first lien on our prescription files.

  On June 26, 2000, we issued 17.8 million shares of our common stock in exchange for $177.8 million in principal amount of our 5.25% convertible subordinated notes due 2002. As a result of this exchange, we expect to record a loss of approximately $89.0 million in the second quarter of fiscal 2001.

  Synthetic Leases. As part of our restructuring, we amended our existing guarantees of two synthetic lease transactions to provide substantially the same terms as the terms of our RCF and PCS credit facilities.

  Second Priority Collateral. In connection with modifications to the PCS and RCF credit facilities, the exchange for exchange debt and the guarantees of the synthetic lease transactions, substantially all of our wholly-owned subsidiaries guaranteed our obligations thereunder on a second priority basis. These subsidiary guarantees are secured by a second priority lien on the inventory, accounts receivable, intellectual property and some of the real estate assets of the subsidiary guarantors. Except to the extent previously secured, our direct obligations under those facilities and guarantees remain unsecured.

  Commercial Paper. Until September 24, 1999, we issued commercial paper supported by unused credit commitments to supplement cash generated by operations. Since the loss of our investment grade rating in fiscal 2000, we are no longer able to issue commercial paper. Outstanding commercial paper of the company amounted to $192.0 million at February 26, 2000, $1,783.1 million at February 27, 1999 and $400.0 million at February 28, 1998. During fiscal 2000, the reduction of commercial paper was achieved through borrowings on our RCF and PCS credit facilities. All remaining commercial paper obligations were repaid in March 2000.

  The increase in commercial paper in fiscal 1999 was due to the acquisition of PCS in January 1999, which accounted for approximately $1.5 billion of the total outstanding commercial paper at the end of fiscal 1999. Offsetting the increase were net proceeds received from the issuance of $700.0 million in long-term debt in December 1998 and net proceeds from the issuance of $200.0 million dealer remarketable securities in September 1998. Reductions in commercial paper during fiscal 1998 were achieved through the issuance of $650.0 million of our 5.25% convertible subordinated notes in the third quarter of fiscal 1998.

  Debt Capitalization. The following table sets forth our debt capitalization (in millions) at June 24, 2000, following the completion of the refinancing transactions described above:

                                                                         As of
                                                                        June 24,
                                                                          2000
                                                                        --------
   Secured Debt:
    Senior secured credit facility(1)..................................  $  500
    PCS credit facility................................................   1,142
    RCF credit facility................................................     730
    10.5% senior secured notes due 2002(2).............................     374
    Exchange debt......................................................     275
    Synthetic lease guarantees.........................................      31
    Other..............................................................      16

   Lease Financing Obligations.........................................   1,112

   Other Senior Debt:
    5.5% notes due 2000................................................     147
    6.7% notes due 2001................................................      28
    6.0% notes due 2005................................................     200
    7.625% notes due 2005..............................................     200
    7.125% notes due 2007..............................................     350
    6.125% notes due 2008..............................................     150
    6.0% Drs SM due 2003...............................................     200
    6.875% Senior debentures due 2013..................................     200
    7.7% notes due 2027................................................     300
    6.875% debentures due 2028.........................................     150

   Subordinated Debt:
    5.25% convertible subordinated notes due 2002(3)...................     650
                                                                         ------
       Total Debt......................................................  $6,755
                                                                         ======

--------
(1) Proceeds from the term loan portion of the senior secured credit facility were used to repay the $300.0 million outstanding balance of our receivables securitization facility, to pay approximately $66.4 million of expenses in connection with the refinancing transactions and to provide $133.6 million of incremental cash on our balance sheet. No borrowings under the revolving credit portion of the senior secured credit facility were outstanding at June 24, 2000; however, $39.8 million of availability was being utilized to support trade letters of credit. The receivables securitization facility was an off-balance sheet liability and, therefore, was not included in the company's balance sheet in prior periods.
(2) Outstanding amount of 10.5% senior secured notes due 2002 at June 24, 2000 does not include $93.2 million of such notes which are held by a special purpose subsidiary of the company and are subject to a forward purchase commitment by certain financial institutions. The proceeds from the sale of these notes will be used to retire an equivalent amount of the remaining 5.5% notes due 2000 upon their maturity in December 2000. The remaining 5.5% notes due 2000 will be retired with the company's general corporate funds.
(3) Outstanding principal amount was reduced to $472.2 million with the exchange offer for common stock consummated on June 26, 2000, pursuant to which $177.8 million principal amount of these notes were exchanged for common stock.


  Net Cash Provided By (Used in) Operating, Investing and Financing Activities. We used $598.8 million of cash to fund continuing operations in fiscal 2000. Operating cash flow was negatively impacted by $501.8 million of interest payments. Operating cash flow was also negatively impacted from an increase in current assets and a decrease in accounts payable partially offset by an increase in other liabilities.

  In fiscal 1999, we generated $278.9 million of cash flow from continuing operations. Operating cash flow was negatively impacted by an increase in accounts receivable, and a decrease in accounts payable, which was partially offset by a decline in inventory and an increase in other liabilities.

  Fiscal 1998 cash flow from continuing operations of $622.9 million benefited from a $283.6 million reduction of accounts receivable. This reduction resulted from the sale of accounts receivable through our accounts receivable securitization program. Operating cash flows benefited from the utilization of accounts payable to substantially finance the increase in inventories.

  Cash used for investing activities was $552.1 million, $2,709.2 million and $1,050.3 million for fiscal years 2000, 1999 and 1998, respectively. Cash used for store construction and relocations amounted to $573.3 million for fiscal 2000, $1,222.7 million for fiscal 1999 and $716.1 for fiscal 1998. In addition, cash of $1,390.6 million was used to acquire PCS in fiscal 1999 and $335.0 million was used to acquire K&B and Harco in fiscal 1998.

  Cash provided by financing activities was $905.1 million for fiscal 2000, $2,660.3 million for fiscal 1999 and $535.0 million for fiscal 1998. Increased borrowings under our RCF and PCS credit facilities which replaced our commercial paper program and the sale of $300 million of preferred stock were the main financing activities during fiscal 2000. In fiscal 1999, we issued commercial paper to finance the acquisition of PCS. Also during fiscal 1999 net proceeds were received from the issuance of $700.0 million in long-term debt and $200.0 million of dealer remarketable securities. Through the issuance of $650.0 million of convertible subordinated notes in fiscal 1998, reductions in then outstanding commercial paper were made. Supplemental cash provided by financing activities were proceeds received from store sale-leaseback transactions of $74.9 million, $505.0 million and $323.8 million for fiscal 2000, 1999 and 1998, respectively.

  Capital Expenditures. Rite Aid plans to make total capital expenditures of approximately $225.0 million during fiscal 2001, consisting of approximately $139.0 million related to new store construction, store relocation and other store construction projects. An additional $61.0 million will be dedicated to other store improvement activities including the purchase of Script Pro automated prescription dispensing machines and the purchase of script files from independent pharmacists. Management expects that these capital expenditures will be financed primarily with cash flow from operations and borrowings under the revolving credit facility available under our senior secured facility.

  Future Liquidity. We are highly leveraged. Based upon current levels of operations and expected improvements in our operating performance, management believes that cash flow from operations, together with available borrowings under the new senior secured credit facility and its other sources of liquidity (including asset sales) will be adequate to meet anticipated requirements for working capital, debt service and capital expenditures until August 2002, when $2.6 billion of our indebtedness, including the revolving credit facility under the new senior secured credit facility, matures. Our ability to replace, refinance or otherwise extend these obligations will depend in part on our ability to successfully execute our long-term strategy and improve the operating performance of our stores. For a discussion of factors that could affect our current assessment, see "--Factors Affecting Our Future Prospects" below.

Accounting Change

  In fiscal 2000, we changed our application of the LIFO method of accounting by restructuring our LIFO pool structure through a combination of certain geographic pools. The reduction in the number of LIFO pools was made to more closely align the LIFO pool structure to store merchandise categories. The effect of this change in fiscal 2000 was to decrease our earnings by $6.8 million (net of income tax benefit of $4.6 million) or $.03 per diluted common share. The cumulative effect of the accounting change was a charge of $27.3 million (net of income tax benefit of $18.2 million), or $.11 per diluted common share. The pro forma effect of this accounting change would have been a reduction in net income of $6.4 million, (net of income tax benefit of $4.2 million) or $.02 per diluted common share, and $12.6 million (net of income tax benefit of $8.4 million) or $.05 per diluted common share, for fiscal 1999 and 1998, respectively.

Recent Accounting Pronouncements

  In November 1999, the Staff of the SEC issued Staff Accounting Bulletin
(SAB) 101, "Revenue Recognition." This SAB sets forth the Staff's position regarding the point at which it is appropriate for a registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met:

  .  persuasive evidence of an arrangement exists;

  .  delivery has occurred or service has been rendered;

  .  the seller's price to the buyer is fixed or determinable; and

  .  collectibility is reasonably assured.

The company uses the above criteria to determine whether revenue can be recognized, and therefore believes that the issuance of SAB 101 does not have a material impact on the company's financial statements.

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This statement, which establishes the accounting and financial reporting requirements for derivative instruments, requires companies to recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. This statement, as amended, is effective in fiscal 2002. The company is evaluating the effects that the adoption of SFAS No. 133 may have on the consolidated financial statements.

Factors Affecting Our Future Prospects

                   Risks Related to Our Financial Condition

  We are highly leveraged. Our substantial indebtedness may severely limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

  As of June 24, 2000, Rite Aid had $5.6 billion of outstanding indebtedness for borrowed money and $1.1 billion, of capital leases (including current maturities but excluding letters of credit) and negative stockholders' equity. As of the same date we had additional borrowing capacity under our revolving credit facility of $460.2 million. On a pro forma basis, giving effect to the debt restructuring transactions completed in June 2000, our earnings would have been insufficient to cover our fixed charges for the year ended February 26, 2000, by $1.2 billion. Our earnings for fiscal 2000 included non-cash charges of $697.8 million. Based on the indebtedness outstanding, at June 24, 2000 (and then current interest rates) our annualized interest expense would be approximately $574.0 million. Our high level of indebtedness will have consequences on our operations. Among other things, our indebtedness will:

  .  limit our ability to obtain additional financing;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry;

  . place us at a competitive disadvantage relative to our competitors with less debt;

  . render us more vulnerable to general adverse economic and industry conditions; and

  . require us to dedicate a substantial portion of our cash flow to service our debt.

  A substantial portion of our indebtedness matures in August and September, 2002. Our ability to refinance this indebtedness will be substantially dependent on our ability to improve our operating performance.

  Approximately $3.7 billion of our indebtedness at June 24, 2000 will mature in August and September 2002. In order to satisfy these maturing obligations, we will need to refinance the obligations, sell assets to satisfy them or seek postponement of the maturity dates from our existing lenders. Our ability to successfully accomplish any of these alternative transactions will be substantially dependent on the successful execution of our long term strategic plan and the resulting improvements in our operating performance.

  The interest rate on certain of our outstanding indebtedness is based upon floating interest rates. If interest rates increase, our interest payment obligations will increase.

  Approximately $2.6 billion of our outstanding indebtedness as of June 24, 2000 bears an interest rate that varies depending upon LIBOR. If we borrow additional amounts under our senior secured facility, the interest rate on those borrowings will vary depending upon LIBOR. If LIBOR rises, the interest rates on this outstanding debt also increases. An increase in LIBOR therefore would increase our interest payment obligations under these outstanding loans and have a negative effect on our cash flow and financial condition.

  The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

  The covenants in the instruments governing our outstanding indebtedness restrict our ability to incur liens and debt, pay dividends, make redemptions and repurchases of capital stock, make loans, investments and capital expenditures, prepay, redeem or repurchase debt, engage in mergers, consolidations, asset dispositions, sale-leaseback transactions and affiliate transactions, change our business, amend certain debt and other material agreements, issue and sell capital stock of subsidiaries, make distributions from subsidiaries and grant negative pledges to other creditors.

  Moreover, if we are unable to meet the terms of the financial covenants or if we breach of any of these covenants, then a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding debt and cause our debt to become immediately due and payable. If such acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

                        Risks Related to Our Operations

  Major lawsuits have been brought against us and certain of our subsidiaries, and there are currently pending both civil and criminal investigations by the U.S. Securities and Exchange Commission and the United States Attorney's Office. Any criminal conviction against the company may result in the loss of licenses that are material to the conduct of our business, which would have a negative effect on our financial condition, results of operations and cash flows.

  There are currently pending both civil and criminal governmental investigations by the SEC and the United States Attorney concerning our financial reporting and other matters. An investigation has also been commenced by the Department of Labor concerning our employee benefit plans. These investigations are ongoing and we cannot predict their outcomes.

  Lawsuits have been filed against us, as well as certain of our past and present officers and directors. Class action lawsuits have been filed in which the plaintiffs allege numerous violations of the securities laws; we cannot predict the outcome of these cases.

  Suits in six states are outstanding alleging that our pricing practices violated applicable consumer protection laws and racketeering laws. Cases against us regarding consumer protection and racketeering allegations have been dismissed in the state courts of Florida, Oregon and New Jersey and in the federal courts in Alabama and California, but we cannot predict the outcome of an appeal, if any, nor can we predict the outcome of any of the other cases in other jurisdictions.

  In addition, given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

  We are substantially dependent on a single supplier of pharmaceutical products and our other suppliers to sell products to us on satisfactory terms.

  We obtain approximately 87% of our pharmaceutical supplies from a single supplier, McKesson, pursuant to a long-term supply contract. Pharmacy sales represented approximately 58.4% of our total sales during fiscal 2000, and therefore our relationship with McKesson is important to us. Any significant disruptions in our relationships with our suppliers, particularly our relationship with McKesson, would make it difficult for us to continue to operate our business, and would have a material adverse effect on our results of operations and financial condition.

  Several of our executive officers have joined Rite Aid recently. We cannot assure you that management will be able to successfully manage our business or successfully implement our strategic plan.

  Since December 1999, we have hired a new management team, including Robert
G. Miller as chief executive officer and chairman. Our management team has considerable experience in the retail industry. Nonetheless, we cannot assure you that management will be able to successfully manage our business or successfully implement our strategic business plan.

  We are now depending on our new management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

  The success of our business is materially dependent upon the continued services of our chairman and chief executive officer, Mr. Miller, and the other members of our new management team. The loss of Mr. Miller or other key personnel due to death, disability or termination of employment could have a material adverse effect on the results of our operations or financial condition, or both. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

  We need to improve our operations in order to improve our financial condition but our operations will not improve if we cannot effectively implement our business strategy.

  Our operations during the fiscal year ended February 26, 2000 were adversely affected by a number of factors, including our financial difficulties, inventory shortages, allegations of violations of the law, including drug pricing issues, problems with suppliers and uncertainties regarding Rite Aid's ability to produce audited financial statements. To improve operations, new management developed and has been implementing a business strategy to improve the pricing of products, provide more consistent advertising through weekly, national circulars, eliminate problems with shortages of inventory and out-dated inventory, resolve all issues with our vendors, develop programs intended to enhance customer relationships and provide better service and continue to improve our stores and the product offerings within our stores. If we are not successful in our efforts to implement our business strategy, or if our business strategy is not effective we may not be able to improve our operations. Failure to improve operations would adversely affect our ability to make principal or interest payments on our debt.

  The additional unregistered shares of Rite Aid common stock that we issued may depress the market price of Rite Aid common stock because we have agreed to register those shares under the Securities Act to enable the holders of the shares to sell them.

  In connection with the refinancing of our debt, we agreed to register the 51,785,434 shares of Rite Aid common stock that we issued to our lenders under its RCF credit facility, PCS credit facility and demand note. In addition, we have agreed to register the 57,571,389 shares of Rite Aid common stock underlying (as of June 30, 2000) the series B convertible preferred stock that we issued in October 1999 and the 2,500,000 shares of Rite Aid common stock underlying the warrant issued to J.P. Morgan Ventures Corporation in October 1999. The possible public sale of such large numbers of shares may have an adverse effect on the market price of Rite Aid's common stock.

                         Risks Related to our Industry

  The markets in which we operate are very competitive and further increases in competition could adversely affect us.

  We face intense competition with local, regional and national companies, including other drug store chains, independent drug stores, Internet retailers and mass merchandisers. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue to effectively compete in our markets or increase our sales volume in response to further increased competition.

  Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

  We are reimbursed by third-party payors for approximately 87.8% of all of the prescription drugs that we sell. These third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, if Medicare is reformed to include prescription benefits, Medicare may cover some of the prescription drugs that we now sell at retail prices, and we may be reimbursed at prices lower than our current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than our current retail prices our margins on these sales would be reduced, and the profitability of our business could be adversely affected.

  We are subject to governmental regulations, procedures and requirements; our noncompliance or their significant change could hurt our business, the results of our operations or our financial condition.

  Our pharmacy business is subject to several federal, state, and local regulations. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and Medicaid regulations, and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as health care reform initiatives which could, in turn, negatively affect our business. The passing of these initiatives or any new federal or state programs could adversely affect our business and results of operations.

  Certain risks are inherent in the provision of pharmacy services, and our insurance may not be adequate to cover any claims against us.

  Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Although we maintain professional liability and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future.

  Any adverse change in general economic conditions can adversely affect consumer-buying practices and reduce our sales of front-end products, which are our higher margin products.

  If the economy slows down and unemployment increases or inflationary conditions worry consumers, consumers will decrease their purchases, particularly of products other than pharmaceutical products that they need for health reasons. We make a higher profit on our sales of front-end products than we do on sales of pharmaceutical products. Therefore, any decrease in our sales of front-end products will decrease our profitability.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

  Rite Aid's future earnings, cash flow and fair values relevant to financial instruments are dependent upon prevalent market rates. Market risk is the risk of loss from adverse changes in market prices and interest rates. The company's major market risk exposure is changing interest rates. Increases in interest rates would increase the company's interest expense. Since the end of fiscal 1999, Rite Aid's primary risk exposure has not changed. The company enters into debt obligations to support capital expenditures, acquisitions, working capital needs and general corporate purposes. The company's policy is to manage interest rates through the use of a combination of variable-rate credit facilities, fixed-rate long-term obligations and derivative transactions.

  The table below provides information about the company's financial instruments that are sensitive to changes in interest rates. The table presents principal payments and the related weighted average interest rates by expected maturity dates as of February 26, 2000.

                                                                                                 Fair Value
                                                                                                     at
                                                                                                February 26,
                          2001     2002       2003       2004     2005   Thereafter    Total        2000
                         -------  -------  ----------  --------  ------  ----------  ---------- ------------
                                                         (dollars in thousands)
Long-term debt,
 including Current
 portion
  Fixed rate............ $76,086  $29,879  $1,121,490  $200,678  $2,289  $1,553,816  $2,984,238  $1,959,252
  Average Interest
   Rate.................    6.43%    6.77%       7.46%     6.01%  11.86%       7.00%
  Variable Rate.........      --       --  $2,480,495        --      --          --  $2,480,495  $2,480,495
  Average Interest
   Rate.................      --       --        9.38%       --      --          --

  In June 2000, Rite Aid refinanced certain variable- and fixed-rate obligations maturing in fiscal years 2001 and 2002 and entered into an interest rate swap that fixes the LIBOR component of $500.0 million of Rite Aid's variable-rate debt at 7.083% for a two year period. In July 2000, Rite Aid entered into an additional interest rate swap that fixes the LIBOR component of an additional $500.0 million of variable rate debt at 6.946% for a two year period. As a result of these financing activities, Rite Aid's ratio of variable rate exposure changed from 37.7% as of February 26, 2000 to 27.3% as of July 10, 2000.

  Our ability to satisfy our interest payment obligations on our outstanding debt will depend largely on our future performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If we do not have sufficient cash flow to service our interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot assure you that any such borrowing or equity financing could be successfully completed.

  As of June 24, 2000, Rite Aid had three credit facilities: the new $1.0 billion senior secured credit facility entered into on June 14, 2000, and the RCF credit facility and PCS credit facility. In addition, it had fixed-rate obligations in the amount of $4.0 billion and exchange debt in the amount of $274.8 million. In March 2000, all remaining commercial paper obligations were repaid. The ratings on these credit facilities and obligations as of June 24, 2000 were as follows: the $1.0 billion RCF facility: B by Standard and Poor's and B2 by Moody's; the $1 billion senior secured credit facility: BB- by Standard & Poor's and Ba3 by Moody's; the $1.3 billion PCS facility: B by Standard & Poor's and B2 by Moody's; the fixed-rate obligations: B- by Standard & Poor's and Caa1 by Moody's; and the exchange debt is not rated yet. The interest rates on the variable-rate borrowings are as follows: the $1.0 billion RCF revolving credit facility: LIBOR plus 3.75%, the $1.0 billion senior secured credit facility: LIBOR plus 3.00%, and the $1.3 billion PCS facility and the exchange debt: LIBOR plus 3.25%.

  Further downgrades of Rite Aid's credit ratings would not impact the rate on the borrowings under the credit facilities. The interest rate on the RCF and PCS credit facilities and the exchange debt is subject to a 0.50% per annum increase if we have not received and applied $500 million of net proceeds from asset sales by November 1, 2000 to reduce these obligations. As a result of the application of the proceeds from the sale of PCS, the interest rate will not be increased.

  Changes in one month LIBOR affect Rite Aid's cost of borrowings because the interest rate on Rite Aid's variable-rate obligations is based on LIBOR. If the market rates of interest for one month LIBOR change by 10% (approximately 60 basis points) as compared to the LIBOR rate of 5.91% and 6.65% as of February 26, 2000 and June 24, 2000, respectively, Rite Aid's annual interest expense would change by approximately $14.9 million and $18.0 million, respectively, based upon Rite Aid's variable-rate debt outstanding of approximately $2.5 billion and $2.7 billion as of February 26, 2000 and June 24, 2000, respectively.

  A change in interest rates generally does not impact future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be impacted by changes in interest rates. This impact would be realized in the periods subsequent to the periods when the debt matures.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Rite Aid Corporation
Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of February 26, 2000 and February 27, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of PCS Holding Corporation (a consolidated subsidiary of Rite Aid Corporation), which has been included in discontinued operations in the accompanying consolidated financial statements, which statements reflect total assets constituting 17% and 18% of consolidated total assets as of February 26, 2000 and February 27, 1999, respectively, and revenues of $1,264.7 million and $104.3 million for the years ended February 26, 2000 and February 27, 1999, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PCS Holding Corporation, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries at February 26, 2000 and February 27, 1999, and the results of their operations and their cash flows for each of the three years in the period ended February 26, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 26 to the consolidated financial statements, on July 12, 2000, the Company announced that it had entered into an agreement to sell its pharmacy benefit management segment. Accordingly, the pharmacy benefit management segment has been reclassified as a discontinued operation in the accompanying consolidated financial statements.

As discussed in Note 25 to the consolidated financial statements, the accompanying consolidated financial statements have been restated.

As discussed in Note 5 to the consolidated financial statements, the Company changed its application of the last-in, first-out ("LIFO") method of accounting for inventory in 2000.

/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
July 11, 2000
(October 2, 2000 as to the effects of the discontinued operation discussed in
Note 26 and as to the effects of the restatement discussed in the third paragraph in Note 25)

                        Report of Independent Auditors

Board of Directors and Shareholder
PCS Holding Corporation

We have audited the consolidated balance sheets of PCS Holding Corporation and Subsidiaries (the Company) as of February 27, 1999 and February 26, 2000, and the related consolidated statements of operations, shareholder's equity, and cash flows for the thirty-six days ended February 27, 1999 and the year ended February 26, 2000 (not presented seperately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PCS Holding Corporation and Subsidiaries at February 27, 1999 and February 26, 2000, and the consolidated results of their operations and their cash flows for the thirty-six days ended February 27, 1999 and the year ended February 26, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

April 21, 2000

                     RITE AID CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                (In thousands of dollars, except share amounts)

                                                     February 26,  February 27,
                                                         2000          1999
                                                     (as restated, (as restated,
                                                     see note 25)  see note 25)
                                                     ------------- -------------
                      ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.........................   $   179,757   $    84,522
 Accounts receivable, net .........................       152,035        71,928
 Inventories, net .................................     2,472,437     2,618,235
 Refundable income taxes...........................       147,599           --
 Prepaid expenses and other current assets.........        63,659        26,327
                                                      -----------   -----------
 Total current assets..............................     3,015,487     2,801,012
                                                      -----------   -----------
PROPERTY, PLANT AND EQUIPMENT, NET.................     3,449,594     3,328,499
GOODWILL AND OTHER INTANGIBLES.....................     1,311,123     1,463,443
OTHER ASSETS.......................................       242,899       260,658
DEFERRED TAX ASSET.................................       146,916       171,364
NET NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS..     1,743,828     1,753,475
                                                      -----------   -----------
 Total assets......................................   $ 9,909,847   $ 9,778,451
                                                      ===========   ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current lease financing obligations...............   $    25,964   $    31,522
 Short-term debt and current maturities of long-
  term debt .......................................        76,086     1,539,267
 Accounts payable..................................       854,062     1,135,220
 Sales and other taxes payable.....................        33,662        32,963
 Income taxes payable .............................       111,804       107,896
 Deferred income taxes.............................           --         29,675
 Accrued salaries, wages and other current
  liabilities .....................................       803,895       700,712
 Net current liabilities of discontinued
  operations.......................................       390,053       115,872
                                                      -----------   -----------
 Total current liabilities.........................     2,295,526     3,693,127
                                                      -----------   -----------
CONVERTIBLE SUBORDINATED NOTES ....................       649,986       649,991
LONG-TERM DEBT LESS CURRENT MATURITIES ............     4,738,661     2,583,813
LEASE FINANCING OBLIGATIONS LESS CURRENT
 MATURITIES........................................     1,125,937     1,117,911
OTHER NONCURRENT LIABILITIES.......................       647,771       370,433
                                                      -----------   -----------
 Total liabilities.................................     9,457,881     8,415,275
                                                      -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 22)............
REDEEMABLE PREFERRED STOCK ........................        19,457        23,559
STOCKHOLDERS' EQUITY:
 Preferred stock, par value $1 per share;
  liquidation value $100 per share; 20,000,000
  shares authorized: shares issued -- 3,082,500 and
  0................................................       308,250           --
 Common stock, par value $1 per share; 600,000,000
  shares authorized: shares issued and
  outstanding-- 259,927,199 and 258,862,411 .......       259,927       258,861
 Additional paid-in capital........................     1,292,337     1,370,005
 Accumulated deficit...............................    (1,421,817)     (288,774)
 Deferred compensation.............................        (6,188)          --
 Accumulated other comprehensive income............           --           (475)
                                                      -----------   -----------
 Total stockholders' equity........................       432,509     1,339,617
                                                      -----------   -----------
 Total liabilities and stockholders' equity........   $ 9,909,847   $ 9,778,451
                                                      ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of dollars, except per share amounts)

                                                      Year ended
                                       -----------------------------------------
                                       February 26,  February 27,  February 28,
                                           2000          1999          1998
                                        (52 weeks)    (52 weeks)    (52 weeks)
                                       (as restated, (as restated, (as restated,
                                       see note 25)  see note 25)  see note 25)
                                       ------------- ------------- -------------
Summary of Operations:
REVENUES.............................   $13,338,947   $12,438,442   $11,352,637
COSTS AND EXPENSES:
  Cost of goods sold, including
   occupancy costs...................    10,242,377     9,411,600     8,396,239
  Selling, general and administrative
   expenses..........................     3,578,861     3,195,794     2,796,342
  Gain on sale of stores.............       (80,109)          --        (52,621)
  Goodwill amortization..............        24,457        26,055        26,169
  Store closing and impairment
   charges...........................       153,317       192,551       148,560
  Interest expense...................       528,159       277,634       209,152
  Share of loss from equity
   investments.......................        15,181           448         1,886
                                        -----------   -----------   -----------
                                         14,462,243    13,104,082    11,525,727
                                        -----------   -----------   -----------
  Loss from continuing operations
   before income taxes and cumulative
   effect of accounting change ......    (1,123,296)     (665,640)     (173,090)
INCOME TAX BENEFIT...................        (8,375)     (216,941)      (28,064)
                                        -----------   -----------   -----------
  Loss from continuing operations
   before cumulative effect of
   accounting change.................    (1,114,921)     (448,699)     (145,026)
INCOME (LOSS) FROM DISCONTINUED
 OPERATIONS, including income tax
 expense (benefit) of $30,903,
 $(5,925) and $(10,885)..............         9,178       (12,823)      (20,214)
CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE, net of income tax benefit of
 $18,200.............................       (27,300)          --            --
                                        -----------   -----------   -----------
    Net loss.........................   $(1,133,043)  $  (461,522)  $  (165,240)
                                        ===========   ===========   ===========
BASIC AND DILUTED (LOSS) INCOME PER
 SHARE:
  Loss from continuing operations....   $     (4.34)  $     (1.74)  $     (0.58)
  Income (loss) from discontinued
   operations........................          0.04         (0.05)        (0.08)
  Cumulative effect of accounting
   change, net.......................         (0.11)          --            --
                                        -----------   -----------   -----------
    Net loss per share...............   $     (4.41)  $     (1.79)  $     (0.66)
                                        ===========   ===========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                     RITE AID CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 FOR THE FISCAL YEARS ENDED FEBRUARY 26, 2000, FEBRUARY 27, 1999, AND FEBRUARY
                                    28, 1998
              (In thousands of dollars, except per share amounts)

                                                                                                                  Accumulated
                       Preferred Stock              Common Stock           Additional   Retained                     Other
                   ------------------------- ----------------------------   Paid-in     Earnings      Deferred   Comprehensive
                   Shares Class A   Class B   Shares   Issued   Treasury    Capital     (Deficit)   Compensation    Income
                   ------ --------  -------- -------- --------  ---------  ----------  -----------  ------------ -------------
BALANCE, MARCH 1,
 1997
 (As restated,
 see note 25)....    --   $    --   $    --  129,347  $129,347  $(104,746) $1,371,361  $   553,814    $   --        $(1,867)
Net income (As
 restated, see
 note 25)........                                                                         (165,240)
Other
 comprehensive
 income--
 Minimum pension
  liability
  adjustment.....                                                                                                     1,080
 Comprehensive
  income.........
Stock options
 exercised.......                                 404      404                  9,293
Stock option
 income tax
 benefit.........                                                               4,191
Stock grants.....                                  13       13                    616
Bond conversion..                               5,875    5,875                196,777
Two-for-one stock
 split...........                             135,639  135,639               (135,639)
Cancel treasury
 shares..........                            (13,064)  (13,064)   104,746     (91,682)
Cash dividends
 paid on common
 stock ($.4075
 per share post
 split)..........                                                                         (102,715)
                   -----  --------  -------- -------- --------  ---------  ----------  -----------    -------       -------
BALANCE FEBRUARY
 28, 1998 (As
 restated, see
 note 25)........    --        --        --   258,214  258,214        --    1,354,917      285,859        --           (787)
Net loss (As
 restated, see
 note 25)........                                                                         (461,522)
Other
 comprehensive
 income--
 Minimum pension
  liability
  adjustment.....                                                                                                       312
 Comprehensive
  income.........
Stock options
 exercised.......                                 633      633                  8,603
Stock option
 income tax
 benefit.........                                                               5,807
Stock grants.....                                  14       14                    669
Bond conversion..                                                                   9
Cash dividends
 paid on common
 stock ($.4375
 per share post
 split)..........                                                                         (113,111)
                   -----  --------  -------- -------- --------  ---------  ----------  -----------    -------       -------
BALANCE FEBRUARY
 27, 1999 (As
 restated, see
 note 25)........    --        --        --   258,861  258,861        --    1,370,005     (288,774)       --           (475)
Net loss (As
 restated, see
 note 25)........                                                                       (1,133,043)
Other
 comprehensive
 income--
 Minimum pension
 liability
 adjustment......                                                                                                       475
 Comprehensive
  income.........
Issuance of
 preferred
 shares..........  3,000   300,000
Exchange of
 preferred
 shares..........         (300,000)  300,000
Stock options
 exercised.......                                  66       66                    814
Stock option
 income tax
 benefit.........                                                                 243
Stock grants.....                               1,000    1,000                  7,250                  (6,188)
Issuance of
 common stock
 warrants........                                                               8,500
Bond conversion..                                                                   5
Dividends on
 preferred
 stock...........     83               8,250                                   (8,250)
Increase
 resulting from
 sale of stock by
 equity method
 investee........                                                               2,929
Cash dividends
 paid on common
 stock ($.3450
 per share post
 split)..........                                                             (89,159)
                   -----  --------  -------- -------- --------  ---------  ----------  -----------    -------       -------
BALANCE FEBRUARY
 26, 2000 (As
 restated, see
 note 25)........  3,083  $    --   $308,250  259,927 $259,927  $     --   $1,292,337  $(1,421,817)   $(6,188)      $   --
                   =====  ========  ======== ======== ========  =========  ==========  ===========    =======       =======
                     Total
                   -----------
BALANCE, MARCH 1,
 1997
 (As restated,
 see note 25)....  $1,947,909
Net income (As
 restated, see
 note 25)........    (165,240)
Other
 comprehensive
 income--
 Minimum pension
  liability
  adjustment.....       1,080
                   -----------
 Comprehensive
  income.........    (164,160)
Stock options
 exercised.......       9,697
Stock option
 income tax
 benefit.........       4,191
Stock grants.....         629
Bond conversion..     202,652
Two-for-one stock
 split...........         --
Cancel treasury
 shares..........         --
Cash dividends
 paid on common
 stock ($.4075
 per share post
 split)..........    (102,715)
                   -----------
BALANCE FEBRUARY
 28, 1998 (As
 restated, see
 note 25)........   1,898,203
Net loss (As
 restated, see
 note 25)........    (461,522)
Other
 comprehensive
 income--
 Minimum pension
  liability
  adjustment.....         312
                   -----------
 Comprehensive
  income.........    (461,210)
Stock options
 exercised.......       9,236
Stock option
 income tax
 benefit.........       5,807
Stock grants.....         683
Bond conversion..           9
Cash dividends
 paid on common
 stock ($.4375
 per share post
 split)..........    (113,111)
                   -----------
BALANCE FEBRUARY
 27, 1999 (As
 restated, see
 note 25)........   1,339,617
Net loss (As
 restated, see
 note 25)........  (1,133,043)
Other
 comprehensive
 income--
 Minimum pension
 liability
 adjustment......         475
                   -----------
 Comprehensive
  income.........  (1,132,568)
Issuance of
 preferred
 shares..........     300,000
Exchange of
 preferred
 shares..........         --
Stock options
 exercised.......         880
Stock option
 income tax
 benefit.........         243
Stock grants.....       2,062
Issuance of
 common stock
 warrants........       8,500
Bond conversion..           5
Dividends on
 preferred
 stock...........         --
Increase
 resulting from
 sale of stock by
 equity method
 investee........       2,929
Cash dividends
 paid on common
 stock ($.3450
 per share post
 split)..........     (89,159)
                   -----------
BALANCE FEBRUARY
 26, 2000 (As
 restated, see
 note 25)........  $  432,509
                   ===========

  The accompanying notes are an integral part of these consolidated financial statements

                     RITE AID CORPORATION AND SUBSIDIARIES

Income Taxes

  Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

  In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes the accounting and financial reporting requirements for derivative instruments and requires companies to recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. This statement, as amended, is effective in fiscal year 2002. The Company is evaluating the effects that the adoption of SFAS No. 133 may have on the financial statements.

  In November 1999 the Staff of the SEC issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition". This SAB sets forth the Staff's position regarding the point at which it is appropriate for a Registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met:

  .Persuasive evidence of an arrangement exists;

  .Delivery has occurred or service has been rendered;

  .The seller's price to the buyer is fixed or determinable; and

  .Collectibility is reasonably assured.

  The Company uses the above criteria to determine whether revenue can be recognized, and therefore believes that the issuance of SAB 101 does not have a material impact on these financial statements.

Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant Concentrations

  During fiscal 2000, the Company purchased approximately 87% of the dollar volume of its prescription drugs from a single supplier, McKesson HBOC, Inc. (McKesson). If Rite Aid's relationship with McKesson was disrupted, the Company could have difficulty filling prescriptions, which would negatively impact the business.

2. Results of Operations and Financing:

  During fiscal 2000, 1999 and 1998, the Company incurred net losses of $1,133,043, $461,522 and $165,240, respectively, and during fiscal 2000 net cash used in operating activities from continuing operations was $598,750. As discussed in note 11, the Company obtained various loan covenant waivers and/or modifications, and refinanced or extended maturity dates from certain of its lenders. In addition, the Company obtained a new senior credit facility in June 2000 (see note 24).

  Since December 1999, management of the Company has taken a series of steps intended to stabilize and improve the operating results of the Company's retail drug segment. Management believes that available cash and cash equivalents together with cash flow from operations, available borrowings under the new senior credit facility and other sources of liquidity (including asset sales) will be sufficient to fund the Company's operating

                     RITE AID CORPORATION AND SUBSIDIARIES
activities, investing activities and debt maturities for fiscal 2001. In addition, management believes that the Company will be in compliance with its existing debt covenant requirements throughout fiscal 2001. However, a substantial portion of its indebtedness which will mature in August and September 2002 will require the Company to refinance the indebtedness at that time.

3. Acquisitions and Dispositions:

  On March 3, 1999, the Company purchased 25 drugstores from Edgehill Drugs, Inc. The purchase price was $24,454, net of cash acquired of $12. This acquisition was accounted for under the purchase method of accounting. The results of operations have been included in these consolidated financial statements since the date of acquisition.

  On August 27, 1997, the Company completed the acquisitions of Harco, Inc. (Harco) and K&B, Incorporated (K&B). The combined consideration paid for these companies was $335,014, net of cash acquired of $2,811 and was financed through commercial paper borrowings. These acquisitions were accounted for using the purchase method and, accordingly, the Company recorded the assets and liabilities of Harco and K&B at the date of acquisition at their fair values. The excess of the acquisition cost over the fair value of the recorded assets and liabilities of $190,439 has been recorded as goodwill. The Company has determined that the estimated useful life of the goodwill recorded with the Harco and K&B acquisitions is primarily indeterminate and likely exceeds 40 years. Accordingly, the Company amortizes goodwill over the maximum allowable period of 40 years.

  In October 1996, the Company signed a definitive contract to sell for cash of $450 each, plus the value of closing inventories, all of its 193 drugstores in North and South Carolina to J.C. Penney Company, Inc. (Penney). Subsequently, Penney contracted to purchase Eckerd Corporation (Eckerd), a chain of 1,748 drugstores. In order to proceed with the Eckerd purchase, Penney agreed with the Federal Trade Commission not to take possession of 130 of the Company's stores. In February 1997, the Company agreed to an amendment to its contract with Penney whereby the Company operated the stores until Penney could find another buyer, but transfer of the stores was designated to begin no later than May 30, 1997. Penney arranged for another drugstore chain to begin taking possession of the stores in May 1997. A pretax gain of $29,969 was recognized in fiscal year 1997 for the stores that transferred in that year. Upon transfer of the remaining stores in the first quarter of fiscal 1998, the Company recognized an additional pretax gain of $52,621.

  In September 1999, the Company signed a definitive contract to sell 38 drugstores in California to Longs Drug Stores California, Inc. (Longs). During the third quarter of fiscal 2000, a total of 32 stores were transferred to Longs. In October 1999, the Company agreed to an amendment to its contract with Longs whereby the closing of two stores was postponed due to delays in obtaining waivers for existing lease provisions related to the assignment of leases to the buyer. These two stores were ultimately closed in March 2000 and transferred to the buyer at that time. The remaining four stores which were originally included in the purchase agreement were retained by Rite Aid. A pre-tax gain of $80,109 was recognized in the third quarter of fiscal year 2000 for the stores that were transferred in that year. The gain on the sale of the two stores transferred in March 2000 was recognized by the Company in the first quarter of fiscal 2001.

4. Store Closing and Impairment Charges:

  In fiscal 2000, 1999, and 1998 Store closing and impairment charges include non-cash charges of $120,593, $87,666 and $76,442 respectively, for the impairment of long-lived assets (including allocable goodwill) at 249, 270 and 252 stores. These amounts include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to relocate or close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable.

                     RITE AID CORPORATION AND SUBSIDIARIES

  Store closing and impairment charges consist of:

                                Year ended        Year ended         Year ended
                             February 26, 2000 February 27, 1999 February 28, 1998
                             ----------------- ----------------- ------------------
   Store lease exit costs..      $ 32,724          $104,885           $ 72,118
   Impairment charges......       120,593            87,666             76,442
                                 --------          --------           --------
                                 $153,317          $192,551           $148,560
                                 ========          ========           ========

  During fiscal 2000, 1999, and 1998, the Company recorded charges for 224, 422, and 593 stores, respectively, to be closed or relocated that were under long-term leases. Costs incurred to close a store, which principally include lease termination costs, are recorded at the time management commits to closing the store, which is typically 90 days preceding the store closing date, or in the case of a store to be relocated, the date the new property is leased or purchased. The Company calculates its liability for closed stores on a store-by-store basis. The future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations are computed. This liability is discounted using a risk-free rate of interest. The Company evaluates these assumptions each quarter and adjusts the liability accordingly. The discount rates used to determine the liability were 6.60%, 5.22% and 5.59% at February 26, 2000, February 27, 1999 and February 28, 1998,
respectively.

  Subsequent to the recording of lease accruals, management determined that certain stores would remain open. Included in the amounts stated above were impairment write-downs of $3,954 for 6 stores in fiscal 2000 and $1,408 for 3 stores in fiscal 1999, that were written down to fair value but were not relocated or closed. Also, the Company reversed charges of $10,490 and $1,052 in fiscal 2000 and 1998, respectively, for lease accruals previously established for those stores.

  The reserve for store lease exit costs includes the following activity for the fiscal years ended February 26, 2000, February 27, 1999 and February 28, 1998:

                                Year ended        Year ended        Year ended
                             February 26, 2000 February 27, 1999 February 28, 1998
                             ----------------- ----------------- -----------------
   Balance--Beginning of
    Year...................      $246,805          $191,453          $137,230
     Provision for present
      value of
      noncancellable lease
      payments of stores
      designated to be
      closed...............        58,324            94,404            90,697
     Changes in assumptions
      about future sublease
      income, terminations,
      etc. ................       (15,110)           10,481           (17,527)
     Reversals of reserves
      for stores that
      management has
      determined will
      remain open..........       (10,490)              --             (1,052)
     Interest accretion and
      changes in
      interest rates.......          (618)           10,877            13,489
     Cash payments, net of
      sublease income......       (66,099)          (60,410)          (31,384)
                                 --------          --------          --------
   Balance--End of Year....      $212,812          $246,805          $191,453
                                 ========          ========          ========

  In addition to store closings, the Company has also closed or relocated certain distribution centers in its efforts to consolidate operations and implement its regional exit strategies. During the second quarter of fiscal 2000, management approved a plan to close its leased distribution center in Las Vegas, Nevada and terminate all of its employees and accrued termination benefit payments of $1,634 in the second quarter of 2000, with

                     RITE AID CORPORATION AND SUBSIDIARIES
the charge included in Selling, general and administrative expenses (SG&A) on the consolidated statement of operations. Severance payments of $1,165 were made during fiscal year 2000 leaving a remaining liability of $469 at February 26, 2000, with additional payments made during fiscal 2001. The operating lease for the distribution center was terminated in May 2000 at the end of the lease term with no additional liability to the Company.

  In the third quarter of fiscal 2000, management announced plans to close its South Nitro, West Virginia distribution center in the summer of 2000. As a result of this exit plan, the Company accrued termination benefits of $3,858 in the third quarter of fiscal 2000 for all of the 480 employees with the charge included in SG&A on the consolidated statement of operations. Subsequently, in the fourth quarter of fiscal 2000 management decided to not close the facility. However, prior to this decision the Company became obligated to pay $1,040 in severance costs related to 102 employees. The Company paid $540 in the fourth quarter of fiscal 2000 and the remaining $500 was accrued at February 26, 2000. The remaining reserve of $2,818 was reversed to SG&A in the fourth quarter of fiscal 2000.

  In the third quarter of fiscal 2000, management approved a plan to close and sell its Ogden, Utah distribution center. As a result of this exit plan, a liability of $2,256 for termination benefits for 500 employees was recorded through SG&A in the third quarter of fiscal 2000. Additionally, an impairment charge of $7,600 for long-lived assets was recorded in the third quarter of fiscal 2000. The facility was sold in March 2000.

  During the second quarter of fiscal 1998, the Company closed its distribution center in Ontario, California and terminated all of its 177 employees. The costs associated with closing the California facility including termination benefit payments of approximately $400 were expensed as they were incurred during fiscal 1998. The termination benefits were determined through negotiations with the union representatives and were largely based on years of service and included some health insurance benefits. The facility was sold in the second quarter of fiscal 1998 for its adjusted carrying value of approximately $11,400.

  In the fourth quarter of fiscal 1997, the Company committed to construct a new distribution center near Baltimore, Maryland. The new distribution center was scheduled to be completed in August 1998 and would replace the existing distribution facility in Shiremanstown, Pennsylvania. The Pennsylvania distribution center was scheduled to close and all of its 734 employees would have been terminated in October 1998 when the Maryland facility was scheduled to be fully operational. As a result of this exit plan, a liability of $3,425 for termination benefits was recorded in the fourth quarter of 1997 and charged to SG&A expenses on the statement of income. The termination benefits were determined through negotiations with the union representative and based on years of service and included the continuation of health insurance coverage after the termination date. As a result of subsequent negotiations with union representatives, an additional liability of $4,000 for termination benefits was recorded in fiscal 1998. The closure of the Pennsylvania facility was delayed due to computer software problems encountered in opening the Maryland facility. The Pennsylvania facility was closed in March 1999, and all payments related to the liability were made in the first quarter of fiscal 2000.

5. Change in Accounting Method:

  In fiscal 2000, the Company changed its application of the LIFO method of accounting by restructuring its LIFO pool structure through a combination of certain existing geographic pools. The reduction in the number of LIFO pools was made to more closely align the LIFO pool structure to the Company's store merchandise categories. The effect of this change in fiscal 2000 was a charge of $6,840 (net of income tax benefit of $4,560), or $.03 per diluted common share. The cumulative effect of the accounting change on periods prior to fiscal 2000 was a charge of $27,300 (net of income tax benefit of $18,200), or $.11 per diluted common share. The pro forma effect of this accounting change would have been a reduction in income of $6,360 (net of income tax benefit of $4,240) or $.02 per diluted common share, and $12,600 (net of income tax benefit of $8,400) or $.05 per common share, for fiscal 1999 and 1998, respectively.

                     RITE AID CORPORATION AND SUBSIDIARIES

6. Accounts Receivable:

  During November 1997, the Company and certain of its subsidiaries entered into an agreement to sell, on an ongoing basis, a pool of receivables to a wholly owned bankruptcy-remote special purpose funding subsidiary (the funding subsidiary) of the Company. The funding subsidiary is a distinct legal entity that engages in no trade or business in order to make remote the possibility that it would enter bankruptcy or other receivership and is consolidated for financial reporting purposes. The Company and certain subsidiaries transfer all of their accounts receivable (principally representing amounts owed by third-party prescription payers) to the funding subsidiary for a beneficial interest in the funding subsidiary. The funding subsidiary has sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company. The securitization company is free to pledge or exchange its interests and the Company is not entitled to repurchase them. The accounts receivable sold to the funding subsidiary which sold an undivided fractional ownership interest to the securitization company have been derecognized on the Company's consolidated balance sheet. Upon the sale, the Company allocates its basis in the receivables between the interest sold and the interest retained in relation to their relative fair values. The remaining receivables, substantially representing retained interests of the Company and certain of its subsidiaries in the funding subsidiary, continue to be carried on the Company's consolidated balance sheet at the lower of their cost or market value.

  Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Total proceeds outstanding from the securitization of receivables as of February 26, 2000 were $294,140, representing an increase of $2,640 from the February 27, 1999 balance of $291,500. The additional proceeds received during fiscal 2000 were used to reduce outstanding commercial paper borrowings and are reflected as operating cash flows in the accompanying consolidated statement of cash flows. The Company recognizes no servicing asset or liability because the benefits of servicing are expected to represent adequate compensation for the services performed. Expenses of $18,052 and $15,532 associated with the securitization program were recognized as a component of SG&A for the years ended February 26, 2000 and February 27, 1999, respectively. In connection with the Company's refinancing in June 2000 (see note 24) all borrowings under the securitization program were repaid and the program was terminated.

  The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable, including retained interests in receivables sold. The Company recorded an allowance for uncollectible accounts of $35,371 at February 26, 2000 and $30,296 at February 27, 1999. The Company's accounts receivable are due primarily from third-party providers (e.g., insurance companies and governmental agencies) under third-party payment plans and are booked net of any allowances provided for under the respective plans. Since payments due from third-party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

7. Property, Plant and Equipment:

  Following is a summary of property, plant and equipment at February 26, 2000 and February 27, 1999:

                                                            2000        1999
                                                         ----------  ----------
      Land.............................................. $  733,979  $  773,084
      Buildings.........................................  1,010,133     867,119
      Leasehold improvements............................  1,262,590   1,123,608
      Equipment.........................................  1,469,881   1,240,777
      Construction in progress..........................     85,484     242,743
                                                         ----------  ----------
                                                          4,562,067   4,247,331
      Accumulated depreciation.......................... (1,112,473)   (918,832)
                                                         ----------  ----------
        Property, plant and equipment, net.............. $3,449,594  $3,328,499
                                                         ==========  ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

  Depreciation expense, which includes the depreciation of assets recorded under capital leases, was $326,873 in fiscal 2000, $269,184 in fiscal 1999 and $250,151 in fiscal 1998.

  Substantially all of the Company's owned properties on which it operates stores are pledged as collateral under the Company's debt agreements. The carrying amount of idle facilities is $113,454 and $153,517 at February 26, 2000 and February 27, 1999, respectively.

8. Investments in Fifty Percent or Less Owned Subsidiaries:

  In July 1999, the Company purchased 9,334,746 of Series E Convertible Preferred Shares in drugstore.com, an on-line pharmacy (the "investee"), for cash of $8,125, including legal costs, and the Company's agreement to provide access to the Company's pharmacy networks and insurance coverages, advertising commitments and exclusivity agreements. Also in July 1999, each of the Company's Series E Convertible Preferred Shares converted to one share of common stock at the time of the investee's initial public offering representing 21.6% of the voting stock immediately after the initial public offering. The initial investment, which is recorded in Other assets, was valued at $168,025, equal to the initial public offering price of $18 per share multiplied by the Company's shares. The Company accounts for the investment on the equity method because the Company has significant influence over the investee resulting from its share of the voting stock, its right to appoint one board member and a number of significant operating agreements. Included in Other noncurrent liabilities is the unamortized portion of the fair value of the operating agreements of $149,900 and is being amortized over 10 years, the life of the arrangements described above. The excess of the initial investment value over the Company's share of the underlying equity of the investee is $77,320 and is being amortized over 7 years. As a result of the start-up nature of the investee, the Company recorded an increase to its investment of $2,929 and a corresponding increase to equity in connection with the sale of stock by the investee during fiscal 2000.

  In June 1999, the Company sold its investment in Diversified Prescription Delivery LLC, a provider of mail order prescription delivery services. The sales price was $22,860 and resulted in a loss of $811. The investment was accounted for on the equity method with a carrying amount of $23,671 at the date of sale.

  In February 2000, the Company sold its investment in Stores Automated Systems, Inc. ("SASI"), a manufacturer of integrated point of sale systems. The investment was accounted for on the equity method with a carrying amount of $8,005 at the date of sale. The $8,805 sales price included cash and forgiveness of payables, and resulted in a gain of $800.

  The Company's share of undistributed earnings of fifty percent or less owned subsidiaries accounted for on the equity method was $0 and $7,263 at February 26, 2000 and February 27, 1999, respectively.

9. Goodwill and Other Intangibles:

  Following is a summary of intangible assets at February 26, 2000 and February 27, 1999:

                                                            2000        1999
                                                         ----------  ----------
   Goodwill............................................. $  920,241  $  979,482
   Lease acquisition costs and favorable leases.........    739,770     731,175
   Prescription files...................................    136,434      99,032
   Assembled workforce..................................     51,021      50,033
                                                         ----------  ----------
                                                          1,847,466   1,859,722
   Accumulated amortization.............................   (536,343)   (396,279)
                                                         ----------  ----------
                                                         $1,311,123  $1,463,443
                                                         ==========  ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

10. Accrued Salaries, Wages, and Other Current Liabilities:

  Accrued salaries wages and other current liabilities consist of the following at February 26, 2000 and February 27, 1999:

                                                             2000      1999
                                                           --------- ---------
   Accrued wages, benefits and other personnel costs...... $ 254,738 $ 326,166
   Accrued legal and other professional fees..............   168,643    53,929
   Accrued interest.......................................    61,427    44,487
   Reserve for lease exit costs...........................    42,413    48,528
   Deferred rent..........................................    53,987    47,664
   Deferred income........................................    44,339    56,262
   Accrued property taxes.................................    44,490    44,271
   Other..................................................   133,858    79,405
                                                           --------- ---------
                                                           $ 803,895 $ 700,712
                                                           ========= =========

11. Indebtedness and Credit Agreements:

  Following is a summary of indebtedness at February 26, 2000 and February 27, 1999:

                                                         2000        1999
                                                      ----------  -----------
Commercial paper borrowings under existing credit
 facilities--5.2% and 5.5% weighted average rates in
 fiscal years 2000 and 1999.......................... $  192,000  $ 1,783,125
Revolving credit facility due 2002 (amended and
 restated)...........................................    716,073          --
Term loan due 2002 (amended and restated)............  1,300,000          --
Term note due 2002 (amended and restated)............    272,422          --
5.25% convertible subordinated notes due 2002........    649,986      649,991
6.70% notes due 2001.................................    350,000      350,000
7.125% notes due 2007................................    350,000      350,000
7.70% notes due 2027.................................    300,000      300,000
5.50% fixed-rate senior notes due 2000...............    200,000      200,000
6.00% dealer remarketable securities due 2003........    200,000      200,000
6.00% fixed-rate senior notes due 2005...............    200,000      200,000
7.625% senior notes due 2005.........................    200,000      200,000
6.875% senior debentures due 2013....................    200,000      200,000
6.125% fixed-rate senior notes due 2008..............    150,000      150,000
6.875% fixed-rate senior notes due 2028..............    150,000      150,000
3.5% to 10.475% industrial development bonds due
 through 2016........................................      5,196        8,672
Other................................................     29,056       31,283
                                                      ----------  -----------
                                                       5,464,733    4,773,071
Short-term debt and current maturities of long-term
 debt................................................    (76,086)  (1,539,267)
                                                      ----------  -----------
Long-term debt less current maturities............... $5,388,647  $ 3,233,804
                                                      ==========  ===========

  In December 1999, absent a waiver the Company would have failed to meet certain reporting covenants contained in its bank credit and loan agreements and public debt indentures, in particular the filing of quarterly financial information in a timely manner. As a result, the Company obtained waivers of these reporting requirements. These waivers relieve the Company from the reporting requirements until July 11, 2000 at which time the Company is required to submit all delinquent reports. In particular, the Company must submit quarterly financial information for the quarters ended November 27, 1999 and May 27, 2000 and the fiscal year ended

                     RITE AID CORPORATION AND SUBSIDIARIES

February 26, 2000. These waivers enabled the Company to continue accessing funds under the credit arrangements and provided a stay from debt acceleration clauses contained under both the bank credit and loan agreements and the public debt indentures. Company management subsequently renegotiated all of its bank credit and loan agreements (see note 24). Management believes that they are in compliance with the covenants contained within these new agreements.

  As of February 27, 1999, the Company had a $1,000,000 unsecured revolving credit facility, expiring in July 2001, to support its commercial paper program and a $1,300,000 unsecured revolving credit facility, expiring in October 1999, to support commercial paper borrowings to complete the acquisition of PCS. In June 1999, the Company borrowed an additional $300,000 from one of its banks under a demand note. In September 1999, the Company determined it was in default on certain financial covenants in the credit agreements. On October 27, 1999, the Company's banks agreed to extend $2,600,000 of its outstanding credit facilities. As a result, the due dates of the $1,300,000 revolving credit facility scheduled to mature on October 29, 1999 and the $300,000 note that was due on demand were extended to November 1, 2000. The Company's $1,000,000 revolving credit facility, which was to mature on July 19, 2001, was also amended and restated. Borrowings under the credit facilities carry higher interest costs than commercial paper. The interest rates under the Company's credit facilities are based on prime or LIBOR plus a risk adjusted spread. As of February 26, 2000, borrowings under the $1,300,000 facility were at LIBOR plus 3.5%. Borrowings outstanding under the $1,000,000 facility and the $300,000 bank note were $716,073 and $272,422, respectively, as of February 26, 2000 with interest rates at LIBOR plus 4.00%. Borrowings repaid under these credit facilities cannot be re-borrowed. These borrowings have financial and restrictive covenants that, among other things, restrict the Company's ability to incur liens and debt, pay dividends, make redemptions and repurchases of capital stock, make loans, investments and capital expenditures, prepay, redeem, or repurchase debt, engage in mergers, consolidations, asset dispositions, sale leaseback transactions and affiliate transactions, change its business, amend certain debt and other material agreements, issue and sell capital stock of subsidiaries, make distributions from subsidiaries and grant negative pledges to creditors.

  As described in note 24, in connection with a refinancing on June 14, 2000, the Company extended the maturity date of all its bank debt to 2002. In addition, $52,500 of the Company's 5.50% senior notes due December 2000 were exchanged for new 10.50% senior secured notes due September 2002. Another $93,200 of the 5.50% senior notes will be refinanced in December 2000 with proceeds received from the sale of 10.50% senior secured notes due September 2002 through a forward purchase agreement. All bank debt and notes with extended maturities are reflected as long-term debt in the financial statements.

  In connection with obtaining waivers of compliance with, and modifications to certain of the covenants during the third and fourth quarters of fiscal 2000 and the subsequent extensions and restructuring described above, the Company paid fees and transaction costs of $63,332. Additionally, the Company issued three-year warrants to purchase 2,500,000 shares of common stock at $11.00 per share.

  The fair value assigned to the warrants was $8,500 and is being amortized over the term of the associated debt instruments. Additionally, as part of the restructuring, the Company entered into a financial advisory agreement for a period of one year. The Company is making payments under the advisory agreement of $2,000 per month. These costs are being amortized over the life of the contract, which approximates the term of restructured debt agreements.

  On December 15, 1998, the Company completed the sale of securities aggregating $700,000. The sale of securities included $200,000 of 5.50% fixed-rate senior notes due December 15, 2000; $200,000 of 6.00% fixed-rate senior notes due December 15, 2005; $150,000 of 6.125% fixed-rate senior notes due December 15, 2008; and $150,000 of 6.875% fixed-rate senior notes due December 15, 2028. Interest is payable semi-annually on December 15 and June 15. Financing costs for each issue are being amortized over the period until the maturity date.

                     RITE AID CORPORATION AND SUBSIDIARIES

6. Accounts Receivable:

  During November 1997, the Company and certain of its subsidiaries entered into an agreement to sell, on an ongoing basis, a pool of receivables to a wholly owned bankruptcy-remote special purpose funding subsidiary (the funding subsidiary) of the Company. The funding subsidiary is a distinct legal entity that engages in no trade or business in order to make remote the possibility that it would enter bankruptcy or other receivership and is consolidated for financial reporting purposes. The Company and certain subsidiaries transfer all of their accounts receivable (principally representing amounts owed by third-party prescription payers) to the funding subsidiary for a beneficial interest in the funding subsidiary. The funding subsidiary has sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company. The securitization company is free to pledge or exchange its interests and the Company is not entitled to repurchase them. The accounts receivable sold to the funding subsidiary which sold an undivided fractional ownership interest to the securitization company have been derecognized on the Company's consolidated balance sheet. Upon the sale, the Company allocates its basis in the receivables between the interest sold and the interest retained in relation to their relative fair values. The remaining receivables, substantially representing retained interests of the Company and certain of its subsidiaries in the funding subsidiary, continue to be carried on the Company's consolidated balance sheet at the lower of their cost or market value.

  Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Total proceeds outstanding from the securitization of receivables as of February 26, 2000 were $294,140, representing an increase of $2,640 from the February 27, 1999 balance of $291,500. The additional proceeds received during fiscal 2000 were used to reduce outstanding commercial paper borrowings and are reflected as operating cash flows in the accompanying consolidated statement of cash flows. The Company recognizes no servicing asset or liability because the benefits of servicing are expected to represent adequate compensation for the services performed. Expenses of $18,052 and $15,532 associated with the securitization program were recognized as a component of SG&A for the years ended February 26, 2000 and February 27, 1999, respectively. In connection with the Company's refinancing in June 2000 (see note 24) all borrowings under the securitization program were repaid and the program was terminated.

  The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable, including retained interests in receivables sold. The Company recorded an allowance for uncollectible accounts of $35,371 at February 26, 2000 and $30,296 at February 27, 1999. The Company's accounts receivable are due primarily from third-party providers (e.g., insurance companies and governmental agencies) under third-party payment plans and are booked net of any allowances provided for under the respective plans. Since payments due from third-party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

7. Property, Plant and Equipment:

  Following is a summary of property, plant and equipment at February 26, 2000 and February 27, 1999:

                                                            2000        1999
                                                         ----------  ----------
      Land.............................................. $  733,979  $  773,084
      Buildings.........................................  1,010,133     867,119
      Leasehold improvements............................  1,262,590   1,123,608
      Equipment.........................................  1,469,881   1,240,777
      Construction in progress..........................     85,484     242,743
                                                         ----------  ----------
                                                          4,562,067   4,247,331
      Accumulated depreciation.......................... (1,112,473)   (918,832)
                                                         ----------  ----------
        Property, plant and equipment, net.............. $3,449,594  $3,328,499
                                                         ==========  ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

  Depreciation expense, which includes the depreciation of assets recorded under capital leases, was $326,873 in fiscal 2000, $269,184 in fiscal 1999 and $250,151 in fiscal 1998.

  Substantially all of the Company's owned properties on which it operates stores are pledged as collateral under the Company's debt agreements. The carrying amount of idle facilities is $113,454 and $153,517 at February 26, 2000 and February 27, 1999, respectively.

8. Investments in Fifty Percent or Less Owned Subsidiaries:

  In July 1999, the Company purchased 9,334,746 of Series E Convertible Preferred Shares in drugstore.com, an on-line pharmacy (the "investee"), for cash of $8,125, including legal costs, and the Company's agreement to provide access to the Company's pharmacy networks and insurance coverages, advertising commitments and exclusivity agreements. Also in July 1999, each of the Company's Series E Convertible Preferred Shares converted to one share of common stock at the time of the investee's initial public offering representing 21.6% of the voting stock immediately after the initial public offering. The initial investment, which is recorded in Other assets, was valued at $168,025, equal to the initial public offering price of $18 per share multiplied by the Company's shares. The Company accounts for the investment on the equity method because the Company has significant influence over the investee resulting from its share of the voting stock, its right to appoint one board member and a number of significant operating agreements. Included in Other noncurrent liabilities is the unamortized portion of the fair value of the operating agreements of $149,900 and is being amortized over 10 years, the life of the arrangements described above. The excess of the initial investment value over the Company's share of the underlying equity of the investee is $77,320 and is being amortized over 7 years. As a result of the start-up nature of the investee, the Company recorded an increase to its investment of $2,929 and a corresponding increase to equity in connection with the sale of stock by the investee during fiscal 2000.

  In June 1999, the Company sold its investment in Diversified Prescription Delivery LLC, a provider of mail order prescription delivery services. The sales price was $22,860 and resulted in a loss of $811. The investment was accounted for on the equity method with a carrying amount of $23,671 at the date of sale.

  In February 2000, the Company sold its investment in Stores Automated Systems, Inc. ("SASI"), a manufacturer of integrated point of sale systems. The investment was accounted for on the equity method with a carrying amount of $8,005 at the date of sale. The $8,805 sales price included cash and forgiveness of payables, and resulted in a gain of $800.

  The Company's share of undistributed earnings of fifty percent or less owned subsidiaries accounted for on the equity method was $0 and $7,263 at February 26, 2000 and February 27, 1999, respectively.

9. Goodwill and Other Intangibles:

  Following is a summary of intangible assets at February 26, 2000 and February 27, 1999:

                                                            2000        1999
                                                         ----------  ----------
   Goodwill............................................. $  920,241  $  979,482
   Lease acquisition costs and favorable leases.........    739,770     731,175
   Prescription files...................................    136,434      99,032
   Assembled workforce..................................     51,021      50,033
                                                         ----------  ----------
                                                          1,847,466   1,859,722
   Accumulated amortization.............................   (536,343)   (396,279)
                                                         ----------  ----------
                                                         $1,311,123  $1,463,443
                                                         ==========  ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

10. Accrued Salaries, Wages, and Other Current Liabilities:

  Accrued salaries wages and other current liabilities consist of the following at February 26, 2000 and February 27, 1999:

                                                             2000      1999
                                                           --------- ---------
   Accrued wages, benefits and other personnel costs...... $ 254,738 $ 326,166
   Accrued legal and other professional fees..............   168,643    53,929
   Accrued interest.......................................    61,427    44,487
   Reserve for lease exit costs...........................    42,413    48,528
   Deferred rent..........................................    53,987    47,664
   Deferred income........................................    44,339    56,262
   Accrued property taxes.................................    44,490    44,271
   Other..................................................   133,858    79,405
                                                           --------- ---------
                                                           $ 803,895 $ 700,712
                                                           ========= =========

11. Indebtedness and Credit Agreements:

  Following is a summary of indebtedness at February 26, 2000 and February 27, 1999:

                                                         2000        1999
                                                      ----------  -----------
Commercial paper borrowings under existing credit
 facilities--5.2% and 5.5% weighted average rates in
 fiscal years 2000 and 1999.......................... $  192,000  $ 1,783,125
Revolving credit facility due 2002 (amended and
 restated)...........................................    716,073          --
Term loan due 2002 (amended and restated)............  1,300,000          --
Term note due 2002 (amended and restated)............    272,422          --
5.25% convertible subordinated notes due 2002........    649,986      649,991
6.70% notes due 2001.................................    350,000      350,000
7.125% notes due 2007................................    350,000      350,000
7.70% notes due 2027.................................    300,000      300,000
5.50% fixed-rate senior notes due 2000...............    200,000      200,000
6.00% dealer remarketable securities due 2003........    200,000      200,000
6.00% fixed-rate senior notes due 2005...............    200,000      200,000
7.625% senior notes due 2005.........................    200,000      200,000
6.875% senior debentures due 2013....................    200,000      200,000
6.125% fixed-rate senior notes due 2008..............    150,000      150,000
6.875% fixed-rate senior notes due 2028..............    150,000      150,000
3.5% to 10.475% industrial development bonds due
 through 2016........................................      5,196        8,672
Other................................................     29,056       31,283
                                                      ----------  -----------
                                                       5,464,733    4,773,071
Short-term debt and current maturities of long-term
 debt................................................    (76,086)  (1,539,267)
                                                      ----------  -----------
Long-term debt less current maturities............... $5,388,647  $ 3,233,804
                                                      ==========  ===========

  In December 1999, absent a waiver the Company would have failed to meet certain reporting covenants contained in its bank credit and loan agreements and public debt indentures, in particular the filing of quarterly financial information in a timely manner. As a result, the Company obtained waivers of these reporting requirements. These waivers relieve the Company from the reporting requirements until July 11, 2000 at which time the Company is required to submit all delinquent reports. In particular, the Company must submit quarterly financial information for the quarters ended November 27, 1999 and May 27, 2000 and the fiscal year ended

                     RITE AID CORPORATION AND SUBSIDIARIES

February 26, 2000. These waivers enabled the Company to continue accessing funds under the credit arrangements and provided a stay from debt acceleration clauses contained under both the bank credit and loan agreements and the public debt indentures. Company management subsequently renegotiated all of its bank credit and loan agreements (see note 24). Management believes that they are in compliance with the covenants contained within these new agreements.

  As of February 27, 1999, the Company had a $1,000,000 unsecured revolving credit facility, expiring in July 2001, to support its commercial paper program and a $1,300,000 unsecured revolving credit facility, expiring in October 1999, to support commercial paper borrowings to complete the acquisition of PCS. In June 1999, the Company borrowed an additional $300,000 from one of its banks under a demand note. In September 1999, the Company determined it was in default on certain financial covenants in the credit agreements. On October 27, 1999, the Company's banks agreed to extend $2,600,000 of its outstanding credit facilities. As a result, the due dates of the $1,300,000 revolving credit facility scheduled to mature on October 29, 1999 and the $300,000 note that was due on demand were extended to November 1, 2000. The Company's $1,000,000 revolving credit facility, which was to mature on July 19, 2001, was also amended and restated. Borrowings under the credit facilities carry higher interest costs than commercial paper. The interest rates under the Company's credit facilities are based on prime or LIBOR plus a risk adjusted spread. As of February 26, 2000, borrowings under the $1,300,000 facility were at LIBOR plus 3.5%. Borrowings outstanding under the $1,000,000 facility and the $300,000 bank note were $716,073 and $272,422, respectively, as of February 26, 2000 with interest rates at LIBOR plus 4.00%. Borrowings repaid under these credit facilities cannot be re-borrowed. These borrowings have financial and restrictive covenants that, among other things, restrict the Company's ability to incur liens and debt, pay dividends, make redemptions and repurchases of capital stock, make loans, investments and capital expenditures, prepay, redeem, or repurchase debt, engage in mergers, consolidations, asset dispositions, sale leaseback transactions and affiliate transactions, change its business, amend certain debt and other material agreements, issue and sell capital stock of subsidiaries, make distributions from subsidiaries and grant negative pledges to creditors.

  As described in note 24, in connection with a refinancing on June 14, 2000, the Company extended the maturity date of all its bank debt to 2002. In addition, $52,500 of the Company's 5.50% senior notes due December 2000 were exchanged for new 10.50% senior secured notes due September 2002. Another $93,200 of the 5.50% senior notes will be refinanced in December 2000 with proceeds received from the sale of 10.50% senior secured notes due September 2002 through a forward purchase agreement. All bank debt and notes with extended maturities are reflected as long-term debt in the financial statements.

  In connection with obtaining waivers of compliance with, and modifications to certain of the covenants during the third and fourth quarters of fiscal 2000 and the subsequent extensions and restructuring described above, the Company paid fees and transaction costs of $63,332. Additionally, the Company issued three-year warrants to purchase 2,500,000 shares of common stock at $11.00 per share.

  The fair value assigned to the warrants was $8,500 and is being amortized over the term of the associated debt instruments. Additionally, as part of the restructuring, the Company entered into a financial advisory agreement for a period of one year. The Company is making payments under the advisory agreement of $2,000 per month. These costs are being amortized over the life of the contract, which approximates the term of restructured debt agreements.

  On December 15, 1998, the Company completed the sale of securities aggregating $700,000. The sale of securities included $200,000 of 5.50% fixed-rate senior notes due December 15, 2000; $200,000 of 6.00% fixed-rate senior notes due December 15, 2005; $150,000 of 6.125% fixed-rate senior notes due December 15, 2008; and $150,000 of 6.875% fixed-rate senior notes due December 15, 2028. Interest is payable semi-annually on December 15 and June 15. Financing costs for each issue are being amortized over the period until the maturity date.

                     RITE AID CORPORATION AND SUBSIDIARIES

  Net periodic pension cost for the defined benefit plans includes the following components:

                                                         Nonqualified     Retiree Health
                          Defined Benefit Pension    Executive Retirement Benefits Plan
                                   Plans                     Plan         (PBM Segment)
                          -------------------------  -------------------- --------------
                           2000     1999     1998     2000   1999   1998  2000 1999 1998
                          -------  -------  -------  ------ ------ ------ ---- ---- ----
Service cost............  $ 8,505  $ 5,363  $ 5,015  $  671 $  514 $  402 $693 $57  $--
Interest cost...........    5,851    4,091    3,559   1,497  1,424  1,350  252  22   --
Expected return on plan
 assets.................   (7,670)  (5,117)  (4,219)    --     --     --   --  --    --
Amortization of
 unrecognized net
 transition
 (asset)/obligation.....     (160)    (160)    (160)  1,163  1,163  1,163  --  --    --
Amortization of
 unrecognized prior
 service cost...........      376      473      390     --     --     --   --  --    --
Amortization of
 unrecognized net gain..     (182)    (202)     --      --     --     --   --  --    --
                          -------  -------  -------  ------ ------ ------ ---- ---  ----
Pension expense.........  $ 6,720  $ 4,448  $ 4,585  $3,331 $3,101 $2,915 $945 $79  $--
                          =======  =======  =======  ====== ====== ====== ==== ===  ====

Discontinued Operations

  Included in the defined benefit pension plan data above is $3,434 of expense related to the PBM segment for fiscal 2000. The expense associated with the PBM segment for fiscal 1999 and fiscal 1998 is not material. Expenses related to the Retiree Health Benefit Plan presented above are solely related to the PBM segment. Employer contributions to the defined contribution plans for the PBM Segment were $5,440 and $439 for fiscal 2000 and fiscal 1999, respectively.

                     RITE AID CORPORATION AND SUBSIDIARIES

  The table below sets forth a reconciliation from the beginning of the year for both the benefit obligation and plan assets of the Company's retirement and health benefits plans, as well as the funded status and amounts recognized in the Company's balance sheet as of February 26, 2000 and February 27, 1999:

                                               Nonqualified      Retiree Health
                          Defined Benefit        Executive       Benefits Plans
                           Pension Plans      Retirement Plan     (PBM Segment)
                          -----------------  ------------------  ----------------
                            2000     1999      2000      1999     2000     1999
                          --------  -------  --------  --------  -------  -------
Change in benefit
 obligations:
  Benefit obligation at
   end of prior year....  $ 86,908  $58,048  $ 21,891  $ 20,906  $ 3,433  $   --
  Service cost..........     8,505    5,363       671       514      693       57
  Interest cost.........     5,851    4,091     1,497     1,424      252       22
  Distributions.........    (9,844)  (6,097)   (1,224)     (650)     (60)      (5)
  Purchase of PCS.......       --    23,537       --        --       --     3,359
  Change due to change
   in assumptions.......    (4,655)   1,486    (1,281)      (50)     --       --
  Change due to plan
   amendment............       187      665    18,891       --       --       --
  Actuarial (gain) or
   loss.................     2,425     (185)   (5,754)     (253)     323      --
                          --------  -------  --------  --------  -------  -------
Benefit obligation at
 end of year............  $ 89,377  $86,908  $ 34,691  $ 21,891  $ 4,641  $ 3,433
                          ========  =======  ========  ========  =======  =======
Change in plan assets:
  Fair value of plan
   assets at beginning
   of year..............  $ 93,366  $58,212  $    --   $    --   $   --   $   --
  Employer
   contributions........     5,611    7,315     1,224       651       60        5
  Actual return on plan
   assets...............    20,544   13,727       --        --       --       --
  Purchase of PCS.......       --    21,507       --        --       --       --
  Distributions
   (including assumed
   expenses)............   (10,601)  (6,744)   (1,224)     (651)     (60)      (5)
                          --------  -------  --------  --------  -------  -------
Fair value of plan
 assets at end of year..  $108,920  $94,017  $    --   $    --   $   --   $   --
                          ========  =======  ========  ========  =======  =======
Funded status...........  $ 19,543  $ 7,109  $(34,691) $(21,891) $(4,641) $(3,433)
Unrecognized net loss
 (gain).................   (21,532)  (7,369)   (5,972)    1,064      323      --
Unrecognized prior
 service cost...........     1,808    2,752    18,891       --       --       --
Unrecognized net
 transition (asset) or
 obligation.............      (339)    (498)   12,790    13,953      --       --
                          --------  -------  --------  --------  -------  -------
Prepaid or (accrued)
 pension cost
 recognized.............  $   (520) $ 1,994  $ (8,982) $ (6,874) $(4,318) $(3,433)
                          ========  =======  ========  ========  =======  =======
Amounts recognized in
 consolidated balance
 sheets consisted of:
  Prepaid (accrued)
   pension cost.........  $  4,787  $ 4,551  $ (8,982) $ (6,874) $   --   $   --
  Adjustment to
   recognize additional
   minimum liability....       --     1,039   (22,836)  (12,536)     --       --
  Accrued pension
   liability............    (5,307)  (3,596)      --        --    (4,318)  (3,433)
  Pension intangible
   asset................       --       --     22,836    12,061      --       --
  Accumulated other
   comprehensive
   income...............       --       --        --        475      --       --
                          --------  -------  --------  --------  -------  -------
Net amount recognized...  $   (520) $ 1,994  $ (8,982) $ (6,874) $(4,318) $(3,433)
                          ========  =======  ========  ========  =======  =======

                     RITE AID CORPORATION AND SUBSIDIARIES

  The amounts recognized in the accompanying consolidated balance sheets as of February 26, 2000 and February 27, 1999 are as follows:

                                                                        Retiree Health
                            Defined Benefit   Nonqualified Executive     Benefits Plan
                             Pension Plans        Retirement Plan        (PBM Segment)
                            ----------------  ------------------------  ----------------
                             2000     1999       2000         1999       2000     1999
                            -------  -------  -----------  -----------  -------  -------
   Accrued benefit
    liability.............. $(5,307) $(2,557) $    (8,982) $    (6,874) $(4,318) $(3,433)
   Prepaid pension cost....   4,787    4,551          --           --       --       --
                            -------  -------  -----------  -----------  -------  -------
   Net amount recognized... $  (520) $ 1,994  $    (8,982) $    (6,874) $(4,318) $(3,433)
                            =======  =======  ===========  ===========  =======  =======

  The accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with plan assets in excess of accumulated benefit obligations were $58,798 and $84,084, respectively, as of February 26, 2000, and $30,579 and $24,836, respectively, as of February 27, 1999.

  The significant actuarial assumptions used for all defined benefit pension plans were as follows:

                              Defined Benefit   Nonqualified
                               Pension Plan      Executive     Defined Benefit
                               (Retail Drug      Retirement     Pension Plan
                                 Segment)           Plan        (PBM Segment)
                             ----------------- -------------- -----------------
   Percentage                2000  1999  1998  2000 1999 1998 2000  1999  1998
   ----------                ----- ----- ----- ---- ---- ---- ----- ----- -----
   Discount rate............  7.25  6.75  7.00 7.83 6.95 6.93  7.80  7.80  --
   Rate of increase in
    future
    compensation levels.....  4.50  4.75  4.75 3.00 3.00 3.00  5.90  5.90  --
   Expected long-term rate
    of return on
    plan assets.............  9.00  9.00  9.00 9.00 9.00 9.00  9.00  9.00  --

  Through its acquisition of PCS, the Company also assumed a retiree health benefits plan that provides for certain health benefits at retirement for covered employees. Healthcare cost trend rates were assumed to increase at an annual rate of 6.5 percent in 1999 for participants under the age of 65, and decrease one-half percent per year to 5.0 percent in 2002 and thereafter. For participants over the age of 65, the rate was assumed to increase 5.0 percent in 1999 and thereafter.

  The assumed health care cost trend rates have a significant effect on the retiree health benefits amounts reported. If these trend rates were to be increased by one percentage point each future year, the accumulated post-retirement benefit obligation would increase by 16.1 percent and the aggregate service and interest cost components of the expense recognized in 2000 would increase by 17.6 percent. A one percentage point decrease in these rates would reduce the accumulated post-retirement benefit obligation by 13.9 percent and the aggregate service and interest cost components of the expense recognized in 2000 would decrease by 14.9 percent.

15. Leases:

  The Company leases most of its retail stores and certain distribution facilities under noncancellable operating and capital leases, most of which have initial lease terms ranging from 10 to 22 years. The Company also leases certain of its equipment and other assets under noncancellable operating leases with initial terms ranging from 3 to 7 years. In addition to minimum rental payments, certain store leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance, and insurance. Most leases contain renewal options, certain of which involve rent increases. Total rental expense, net of sublease income, was $440,556 in 2000, $417,311 in 1999 and $365,082 in 1998. These amounts include contingent rentals of $28,625, $32,960, and $30,720, in fiscal 2000, 1999 and 1998, respectively.

                     RITE AID CORPORATION AND SUBSIDIARIES

  The Company is a guarantor on certain leases transferred to third parties through sales or assignments.

  The Company leases certain facilities through sale-leaseback arrangements accounted for using the financing method. Proceeds from sale-leaseback programs were approximately $74,899 in 2000, $504,990 in 1999 and $323,803 in 1998.

  The net book values of assets under capital leases and sale-leasebacks accounted for under the financing method are summarized as follows:

                                                       February 26, February 27,
                                                           2000         1999
                                                       ------------ ------------
   Land...............................................   $343,948     $328,610
   Buildings..........................................    570,604      541,710
   Equipment..........................................     86,348       77,453
   Accumulated depreciation...........................    (36,043)     (20,391)
                                                         --------     --------
                                                         $964,857     $927,382
                                                         ========     ========

  Following is a summary of lease finance obligations at February 26, 2000 and February 27, 1999:

                                                          2000        1999
                                                       ----------  ----------
   Sale-leaseback obligations accounted for under the
    financing method.................................  $  944,805  $  921,331
   Obligations under capital leases..................     207,096     228,102
                                                       ----------  ----------
   Total.............................................   1,151,901   1,149,433
   Less current obligation...........................     (25,964)    (31,522)
                                                       ----------  ----------
   Long-term lease finance obligations...............  $1,125,937  $1,117,911
                                                       ==========  ==========

  Following are the minimum lease payments net of sublease income that will have to be made in each of the years indicated based on non-cancellable leases in effect as of February 26, 2000:

                                                Financing obligation
                                                under sale-leaseback
                                                  arrangements and
                                                   Capital Lease     Operating
   Fiscal year                                      obligations        Leases
   -----------                                  -------------------- ----------
   2001........................................      $  119,757      $  448,580
   2002........................................         119,264         437,140
   2003........................................         116,687         419,024
   2004........................................         114,701         396,930
   2005........................................         114,701         379,860
   Later years.................................       1,461,945       3,675,519
                                                     ----------      ----------
   Total minimum lease payments................       2,047,055      $5,757,053
                                                                     ==========
   Amount representing interest................         895,154
                                                     ----------
   Present value of minimum lease payments.....      $1,151,901
                                                     ==========

16. Capital Stock:

  In October 1999, the Company issued 3,000,000 shares of $100 par value 8% Series A Convertible Preferred Stock for cash of $300,000. The shares have a liquidation preference of $100 per share with preference over all existing classes of preferred stock. The shares are callable by the Company beginning October 2004 at the liquidation value plus a 5% premium. The shares accrue cumulative dividends at 8% of the liquidation value of

                     RITE AID CORPORATION AND SUBSIDIARIES

  Net periodic pension cost for the defined benefit plans includes the following components:

                                                         Nonqualified     Retiree Health
                          Defined Benefit Pension    Executive Retirement Benefits Plan
                                   Plans                     Plan         (PBM Segment)
                          -------------------------  -------------------- --------------
                           2000     1999     1998     2000   1999   1998  2000 1999 1998
                          -------  -------  -------  ------ ------ ------ ---- ---- ----
Service cost............  $ 8,505  $ 5,363  $ 5,015  $  671 $  514 $  402 $693 $57  $--
Interest cost...........    5,851    4,091    3,559   1,497  1,424  1,350  252  22   --
Expected return on plan
 assets.................   (7,670)  (5,117)  (4,219)    --     --     --   --  --    --
Amortization of
 unrecognized net
 transition
 (asset)/obligation.....     (160)    (160)    (160)  1,163  1,163  1,163  --  --    --
Amortization of
 unrecognized prior
 service cost...........      376      473      390     --     --     --   --  --    --
Amortization of
 unrecognized net gain..     (182)    (202)     --      --     --     --   --  --    --
                          -------  -------  -------  ------ ------ ------ ---- ---  ----
Pension expense.........  $ 6,720  $ 4,448  $ 4,585  $3,331 $3,101 $2,915 $945 $79  $--
                          =======  =======  =======  ====== ====== ====== ==== ===  ====

Discontinued Operations

  Included in the defined benefit pension plan data above is $3,434 of expense related to the PBM segment for fiscal 2000. The expense associated with the PBM segment for fiscal 1999 and fiscal 1998 is not material. Expenses related to the Retiree Health Benefit Plan presented above are solely related to the PBM segment. Employer contributions to the defined contribution plans for the PBM Segment were $5,440 and $439 for fiscal 2000 and fiscal 1999, respectively.

                     RITE AID CORPORATION AND SUBSIDIARIES

  The table below sets forth a reconciliation from the beginning of the year for both the benefit obligation and plan assets of the Company's retirement and health benefits plans, as well as the funded status and amounts recognized in the Company's balance sheet as of February 26, 2000 and February 27, 1999:

                                               Nonqualified      Retiree Health
                          Defined Benefit        Executive       Benefits Plans
                           Pension Plans      Retirement Plan     (PBM Segment)
                          -----------------  ------------------  ----------------
                            2000     1999      2000      1999     2000     1999
                          --------  -------  --------  --------  -------  -------
Change in benefit
 obligations:
  Benefit obligation at
   end of prior year....  $ 86,908  $58,048  $ 21,891  $ 20,906  $ 3,433  $   --
  Service cost..........     8,505    5,363       671       514      693       57
  Interest cost.........     5,851    4,091     1,497     1,424      252       22
  Distributions.........    (9,844)  (6,097)   (1,224)     (650)     (60)      (5)
  Purchase of PCS.......       --    23,537       --        --       --     3,359
  Change due to change
   in assumptions.......    (4,655)   1,486    (1,281)      (50)     --       --
  Change due to plan
   amendment............       187      665    18,891       --       --       --
  Actuarial (gain) or
   loss.................     2,425     (185)   (5,754)     (253)     323      --
                          --------  -------  --------  --------  -------  -------
Benefit obligation at
 end of year............  $ 89,377  $86,908  $ 34,691  $ 21,891  $ 4,641  $ 3,433
                          ========  =======  ========  ========  =======  =======
Change in plan assets:
  Fair value of plan
   assets at beginning
   of year..............  $ 93,366  $58,212  $    --   $    --   $   --   $   --
  Employer
   contributions........     5,611    7,315     1,224       651       60        5
  Actual return on plan
   assets...............    20,544   13,727       --        --       --       --
  Purchase of PCS.......       --    21,507       --        --       --       --
  Distributions
   (including assumed
   expenses)............   (10,601)  (6,744)   (1,224)     (651)     (60)      (5)
                          --------  -------  --------  --------  -------  -------
Fair value of plan
 assets at end of year..  $108,920  $94,017  $    --   $    --   $   --   $   --
                          ========  =======  ========  ========  =======  =======
Funded status...........  $ 19,543  $ 7,109  $(34,691) $(21,891) $(4,641) $(3,433)
Unrecognized net loss
 (gain).................   (21,532)  (7,369)   (5,972)    1,064      323      --
Unrecognized prior
 service cost...........     1,808    2,752    18,891       --       --       --
Unrecognized net
 transition (asset) or
 obligation.............      (339)    (498)   12,790    13,953      --       --
                          --------  -------  --------  --------  -------  -------
Prepaid or (accrued)
 pension cost
 recognized.............  $   (520) $ 1,994  $ (8,982) $ (6,874) $(4,318) $(3,433)
                          ========  =======  ========  ========  =======  =======
Amounts recognized in
 consolidated balance
 sheets consisted of:
  Prepaid (accrued)
   pension cost.........  $  4,787  $ 4,551  $ (8,982) $ (6,874) $   --   $   --
  Adjustment to
   recognize additional
   minimum liability....       --     1,039   (22,836)  (12,536)     --       --
  Accrued pension
   liability............    (5,307)  (3,596)      --        --    (4,318)  (3,433)
  Pension intangible
   asset................       --       --     22,836    12,061      --       --
  Accumulated other
   comprehensive
   income...............       --       --        --        475      --       --
                          --------  -------  --------  --------  -------  -------
Net amount recognized...  $   (520) $ 1,994  $ (8,982) $ (6,874) $(4,318) $(3,433)
                          ========  =======  ========  ========  =======  =======

                     RITE AID CORPORATION AND SUBSIDIARIES

  The amounts recognized in the accompanying consolidated balance sheets as of February 26, 2000 and February 27, 1999 are as follows:

                                                                        Retiree Health
                            Defined Benefit   Nonqualified Executive     Benefits Plan
                             Pension Plans        Retirement Plan        (PBM Segment)
                            ----------------  ------------------------  ----------------
                             2000     1999       2000         1999       2000     1999
                            -------  -------  -----------  -----------  -------  -------
   Accrued benefit
    liability.............. $(5,307) $(2,557) $    (8,982) $    (6,874) $(4,318) $(3,433)
   Prepaid pension cost....   4,787    4,551          --           --       --       --
                            -------  -------  -----------  -----------  -------  -------
   Net amount recognized... $  (520) $ 1,994  $    (8,982) $    (6,874) $(4,318) $(3,433)
                            =======  =======  ===========  ===========  =======  =======

  The accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with plan assets in excess of accumulated benefit obligations were $58,798 and $84,084, respectively, as of February 26, 2000, and $30,579 and $24,836, respectively, as of February 27, 1999.

  The significant actuarial assumptions used for all defined benefit pension plans were as follows:

                              Defined Benefit   Nonqualified
                               Pension Plan      Executive     Defined Benefit
                               (Retail Drug      Retirement     Pension Plan
                                 Segment)           Plan        (PBM Segment)
                             ----------------- -------------- -----------------
   Percentage                2000  1999  1998  2000 1999 1998 2000  1999  1998
   ----------                ----- ----- ----- ---- ---- ---- ----- ----- -----
   Discount rate............  7.25  6.75  7.00 7.83 6.95 6.93  7.80  7.80  --
   Rate of increase in
    future
    compensation levels.....  4.50  4.75  4.75 3.00 3.00 3.00  5.90  5.90  --
   Expected long-term rate
    of return on
    plan assets.............  9.00  9.00  9.00 9.00 9.00 9.00  9.00  9.00  --

  Through its acquisition of PCS, the Company also assumed a retiree health benefits plan that provides for certain health benefits at retirement for covered employees. Healthcare cost trend rates were assumed to increase at an annual rate of 6.5 percent in 1999 for participants under the age of 65, and decrease one-half percent per year to 5.0 percent in 2002 and thereafter. For participants over the age of 65, the rate was assumed to increase 5.0 percent in 1999 and thereafter.

  The assumed health care cost trend rates have a significant effect on the retiree health benefits amounts reported. If these trend rates were to be increased by one percentage point each future year, the accumulated post-retirement benefit obligation would increase by 16.1 percent and the aggregate service and interest cost components of the expense recognized in 2000 would increase by 17.6 percent. A one percentage point decrease in these rates would reduce the accumulated post-retirement benefit obligation by 13.9 percent and the aggregate service and interest cost components of the expense recognized in 2000 would decrease by 14.9 percent.

15. Leases:

  The Company leases most of its retail stores and certain distribution facilities under noncancellable operating and capital leases, most of which have initial lease terms ranging from 10 to 22 years. The Company also leases certain of its equipment and other assets under noncancellable operating leases with initial terms ranging from 3 to 7 years. In addition to minimum rental payments, certain store leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance, and insurance. Most leases contain renewal options, certain of which involve rent increases. Total rental expense, net of sublease income, was $440,556 in 2000, $417,311 in 1999 and $365,082 in 1998. These amounts include contingent rentals of $28,625, $32,960, and $30,720, in fiscal 2000, 1999 and 1998, respectively.

                     RITE AID CORPORATION AND SUBSIDIARIES

  The Company is a guarantor on certain leases transferred to third parties through sales or assignments.

  The Company leases certain facilities through sale-leaseback arrangements accounted for using the financing method. Proceeds from sale-leaseback programs were approximately $74,899 in 2000, $504,990 in 1999 and $323,803 in 1998.

  The net book values of assets under capital leases and sale-leasebacks accounted for under the financing method are summarized as follows:

                                                       February 26, February 27,
                                                           2000         1999
                                                       ------------ ------------
   Land...............................................   $343,948     $328,610
   Buildings..........................................    570,604      541,710
   Equipment..........................................     86,348       77,453
   Accumulated depreciation...........................    (36,043)     (20,391)
                                                         --------     --------
                                                         $964,857     $927,382
                                                         ========     ========

  Following is a summary of lease finance obligations at February 26, 2000 and February 27, 1999:

                                                          2000        1999
                                                       ----------  ----------
   Sale-leaseback obligations accounted for under the
    financing method.................................  $  944,805  $  921,331
   Obligations under capital leases..................     207,096     228,102
                                                       ----------  ----------
   Total.............................................   1,151,901   1,149,433
   Less current obligation...........................     (25,964)    (31,522)
                                                       ----------  ----------
   Long-term lease finance obligations...............  $1,125,937  $1,117,911
                                                       ==========  ==========

  Following are the minimum lease payments net of sublease income that will have to be made in each of the years indicated based on non-cancellable leases in effect as of February 26, 2000:

                                                Financing obligation
                                                under sale-leaseback
                                                  arrangements and
                                                   Capital Lease     Operating
   Fiscal year                                      obligations        Leases
   -----------                                  -------------------- ----------
   2001........................................      $  119,757      $  448,580
   2002........................................         119,264         437,140
   2003........................................         116,687         419,024
   2004........................................         114,701         396,930
   2005........................................         114,701         379,860
   Later years.................................       1,461,945       3,675,519
                                                     ----------      ----------
   Total minimum lease payments................       2,047,055      $5,757,053
                                                                     ==========
   Amount representing interest................         895,154
                                                     ----------
   Present value of minimum lease payments.....      $1,151,901
                                                     ==========

16. Capital Stock:

  In October 1999, the Company issued 3,000,000 shares of $100 par value 8% Series A Convertible Preferred Stock for cash of $300,000. The shares have a liquidation preference of $100 per share with preference over all existing classes of preferred stock. The shares are callable by the Company beginning October 2004 at the liquidation value plus a 5% premium. The shares accrue cumulative dividends at 8% of the liquidation value of

                     RITE AID CORPORATION AND SUBSIDIARIES
the outstanding shares. Dividends may be paid in cash or additional shares and have been paid in shares to date. In December 1999, the shares were exchanged for Series B Convertible Preferred Stock with the same characteristics except that each Series B share has voting rights equivalent to one share of common stock. The terms of the shares provide that they are convertible into common stock at an initial conversion rate of $11.00 per common share subject to adjustment based on future declines in the quoted price or subsequent equity transactions based on per share prices lower than $11.00. As a result of the Company's equity transaction on June 14, 2000, further described in note 24, the conversion price was subsequently adjusted to a conversion price of $5.50 per share. The resulting beneficial conversion feature of approximately $160.9 million (representing the difference between $5.50 and the market price of the Company's common stock on the issuance date of the preferred stock), will be accreted as a return on the preferred stock and will decrease earnings available to common stockholders beginning in the second quarter of fiscal 2001.

  At a Special Meeting of Stockholders held on February 22, 1999, an amendment to Rite Aid's Restated Certificate of Incorporation was approved to increase the number of authorized shares of common stock, $1.00 par value, from 300,000,000 to 600,000,000. Accordingly, the authorized capital stock of the Company consists of 600,000,000 shares of common stock and 20,000,000 shares of preferred stock, both having a par value of $1.00 per share. Preferred stock is issued in series subject to terms established by the Board of Directors.

  On February 2, 1998, the Company effected a two-for-one stock split of the Company's common stock to stockholders of record at the close of business on January 20, 1998. The stock split increased the number of shares outstanding by 135,640,000 shares. All share and per share amounts have been restated to give effect to the stock split.

17. Redeemable Preferred Stock:

  In March 1999 and February 1999, Rite Aid Lease Management Company, a wholly owned subsidiary of Rite Aid Corporation, issued 63,000,000 and 150,000,000 shares of Cumulative Preferred Stock, Class A, par value $100 per share, respectively. The Class A Cumulative Preferred Stock is mandatorily redeemable on April 1, 2019 at a redemption price of $100 per share plus accumulated and unpaid dividends. The Class A Cumulative Preferred Stock pays dividends quarterly at a rate of 7.0 percent per annum of the par value of $100 per share when, as and if declared by the Board of Directors of Rite Aid Lease Management Company in its sole discretion. The amount of dividends payable in respect of the Class A Cumulative Preferred Stock may be adjusted under certain events. The outstanding shares of the Class A Preferred Stock were recorded at the estimated fair value of $5,695 and $13,559 for the 2000 and 1999 issuances, respectively, which equaled the sale price on the date of issuance. Because the fair value of the Class A Preferred Stock was less than the mandatory redemption amount at issuance, periodic accretions to stockholders' equity using the interest method are made so that the carrying amount equals the redemption amount on the mandatory redemption date. Accretions were $97 in fiscal year 2000 and $0 in 1999.

  In March 1998, RX Choice, Inc., a wholly owned subsidiary of Rite Aid Corporation (Rite Aid), issued 10,000,000 shares of preferred stock, par value $0.01, with a liquidation preference per share of $1,000 per share. Granted to the holder of each share of preferred stock was an option (Put Option) to sell to Rite Aid all or any portion of the preferred stock held by the holder on the date the Put Option is exercised. Each Put Option may be exercised any time after March 25, 2003 and before March 25, 2004. In addition, Rite Aid has an option (Call Option) to purchase from the holders of the preferred stock, all or any portion of the shares of preferred stock upon the exercise of the Call Option. The Call Option may be exercised by Rite Aid any time after March 20, 2004 and before March 20, 2005. The preferred stock carries a mandatory obligation to declare and pay preferential dividends at the rate of
7.70 percent per annum of the liquidation preference per share, payable quarterly. As amended and restated, the articles of incorporation of RX Choice, Inc. authorize the issuance of 10,000,000 shares of preferred stock, of which 10,000,000 shares were issued in 1999. During 2000, the Company repurchased and retired all of the shares at the redemption value of $10,000.

                     RITE AID CORPORATION AND SUBSIDIARIES

18. Earnings Per Share:

  Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All share and per share data have also been restated to reflect a two-for-one stock split distributed to stockholders on February 2, 1998.

                                       February 26,  February 27,  February 28,
                                           2000          1999          1998
                                       ------------  ------------  ------------
   Numerator for earnings per share:
     Loss from continuing operations
      before cumulative effect of
      accounting change..............  $(1,114,921)  $  (448,699)  $  (145,026)
     Accretion of redeemable
      preferred stock................          (97)          --            --
     Dividends on preferred stock....      (10,110)         (627)          --
                                       -----------   -----------   -----------
     Loss before cumulative effect of
      accounting change attributable
      to common stockholders.........   (1,125,128)     (449,326)     (145,026)
     Income (loss) from discontinued
      operation......................        9,178       (12,823)      (20,214)
     Cumulative effect of accounting
      change.........................      (27,300)          --            --
                                       -----------   -----------   -----------
   Net loss attributable to common
    stockholders.....................  $(1,143,250)  $  (462,149)  $  (165,240)
                                       ===========   ===========   ===========
   Denominator:
     Basic weighted average shares...  259,139,000   258,516,000   250,659,000
     Diluted weighted average
      shares.........................  259,139,000   258,516,000   250,659,000
   Basic and diluted loss per share:
     Loss per share before cumulative
      effect of accounting change....  $     (4.34)  $     (1.74)  $     (0.58)
     Discontinued operations.........         0.04         (0.05)        (0.08)
     Cumulative effect of accounting
      change.........................        (0.11)          --            --
                                       -----------   -----------   -----------
     Basic and diluted loss per
      share..........................  $     (4.41)  $     (1.79)  $     (0.66)
                                       ===========   ===========   ===========

  In fiscal 2000, 1999 and 1998, no potential common shares have been included in the calculation of diluted earnings per share because of the losses reported. At February 26, 2000, an aggregate of 109,640,439 potential common shares related to stock options, convertible preferred stock, convertible notes, warrants, stock appreciation rights and other have been excluded from the computation of diluted earnings per share.

19. Stock Option and Stock Award Plans:

  The Company reserved 22,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan (the 1990 Plan). Options may be granted, with or without stock appreciation rights (SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. The 1990 Plan provides for the Compensation Committee to determine both when and in what manner options may be exercised; however, it may not be more than 10 years from the date of grant. The exercise of either a SAR or option automatically will cancel any related option or SAR. Under the Plan, the payment for SARs will be made in shares, cash or a combination of cash and shares at the discretion of the Compensation Committee.

  In November 1999, the Company adopted the 1999 Stock Option Plan (the 1999
Plan), under which 10,000,000 shares of common stock are reserved for the granting of stock options at the discretion of the Board of Directors. Under the 1999 Plan, stock options may be granted at prices that are not less than the fair market value of a share of common stock on the date of grant.

                     RITE AID CORPORATION AND SUBSIDIARIES

  Following is a summary of stock option transactions for the fiscal years ended February 26, 2000, February 27, 1999 and February 28, 1998:

                                                                        Weighted
                                                                        Average
                                                                         Price
                                                                          Per
                                                              Shares     Share
                                                            ----------  --------
   Balance, March 1, 1997.................................. 12,168,650   $13.43
     Granted...............................................    401,000    26.59
     Exercised.............................................   (771,500)   12.60
     Canceled..............................................   (306,376)   12.89
                                                            ----------   ------
   Balance, February 28, 1998.............................. 11,491,774    13.96
     Granted...............................................  4,054,000    32.74
     Exercised.............................................   (633,575)   14.58
     Canceled..............................................   (241,500)   20.18
                                                            ----------   ------
   Balance, February 27, 1999.............................. 14,670,699    19.02
     Granted............................................... 18,687,562     7.95
     Exercised.............................................    (64,650)   13.61
     Canceled.............................................. (7,488,707)   14.60
                                                            ----------   ------
   Balance, February 26, 2000.............................. 25,804,904   $12.30
                                                            ==========   ======

  For various price ranges, weighted average characteristics of outstanding stock options at February 26, 2000 were as follows:

                            Outstanding Options           Exercisable Options
                      ----------------------------------  ---------------------
                                   Remaining   Weighted               Weighted
       Range of                      life      Average                Average
   exercise prices      Shares      (years)     Price      Shares      Price
   ---------------      ------     ---------   --------    ------     --------
   $ 5.38              5,855,308     9.70       $ 5.38      600,000    $ 5.38
   $ 6.75 to $ 7.13      638,000     9.94       $ 6.94          --        --
   $ 7.35              7,000,000     9.77       $ 7.35      388,889    $ 7.35
   $ 7.44 to $ 9.25    3,059,416     5.82       $ 8.56    1,792,699    $ 9.22
   $ 9.56 to $16.50    2,955,600     5.54       $13.85    2,481,450    $13.42
   $16.63 to $23.00    2,871,000     7.35       $19.02    1,935,750    $17.16
   $23.06 to $32.00    2,791,080     8.40       $29.29      132,000    $29.39
   $32.06 to $48.81      634,500     8.61       $41.98      124,375    $43.89
   ----------------   ----------     ----       ------    ---------    ------
   $ 5.38 to $48.81   25,804,904     8.36       $12.30    7,455,163    $13.21
   ================   ==========     ====       ======    =========    ======

                     RITE AID CORPORATION AND SUBSIDIARIES
position, results of operations and cash flows of the Company as well as necessitate substantial additional expenditures to cover legal costs as it pursues all available defenses.

  The Company has also recently been notified that it is being investigated by multiple state attorneys general for its reimbursement practices relating to partially-filled prescriptions and fully filled prescriptions that are not picked up by ordering customers. The Company is supplying similar information with respect to these matters to the Department of Justice. The Company believes that its existing policies and procedures fully comply with the requirement of applicable law and intends to fully cooperate with these investigations. The Company cannot, however, predict the outcome of these investigations.

  If any of these cases results in a substantial monetary judgment against the Company or is settled on unfavorable terms, the Company's results of operations, financial position and cash flows could be materially adversely affected.

  Other

  In addition, the Company is subject from time to time to lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance or, if not so covered, are without merit or are of such nature or involve such amounts as would not have a material adverse effect on the Company's financial condition, cash flow or results of operations if decided adversely.

Vendor Arrangements

  As of February 26, 2000, the Company had outstanding commitments to purchase $140 million of merchandise inventory from a vendor for use in the normal course of business. The Company expects to satisfy these purchase commitments by fiscal 2005. Under the terms of a joint marketing agreement, the Company and the vendor are each obligated to make contributions of $51 million to a marketing fund to be used in connection with advertising and marketing of such products through September 30, 2004.

Employment Agreements

  The Company has employment contracts with its executive officers and various other members of senior management requiring payment of minimum annual base salaries and, in some cases, minimum target bonuses and other compensation arrangements. The terms of the agreements are three years.

  Employment agreements with four executive officers contain change in control provisions that entitle each of them to receive three times the sum of their annual base salary and annual target bonus amount. The executive officers will also receive the total amount of contributions that would have been made to the deferred compensation plan if they had been employed through the end of their employment contract. All outstanding stock options shall become fully vested and all restrictions on stock awards shall immediately lapse.

                     RITE AID CORPORATION AND SUBSIDIARIES

23. Interim Financial Results (Unaudited):

The information in this footnote has been revised from the information previously reported to correct certain errors in annual and interim periods, and to reflect the reclassification of the PBM segment as a discontinued operation and certain other reclassifications. See notes 25 and 26.

                                                                 Fiscal Year 1999
                         ------------------------------------------------------------------------------------------------------
                                          First Quarter                                       Second Quarter
                         --------------------------------------------------- --------------------------------------------------
                                      Restated As      As                                Restated As      As
                                      Previously    Restated                             Previously    Restated
                             As       Reported in  for Further  As Restated      As      Reported in  for Further  As Restated
                         Previously    2000 Form   Restatement      and      Previously   2000 Form   Restatement      and
                         Reported(1)     10-K      Adjustments  Reclassified Reported(1)    10-K      Adjustments  Reclassified
                         -----------  -----------  -----------  ------------ ----------- -----------  -----------  ------------
 Revenues..............  $3,032,681   $3,086,505   $3,086,505    $3,030,237  $3,011,029  $3,057,095   $3,057,095    3,010,237
 Costs and expenses
  excluding store
  closing and
  impairment charges...   3,009,279    3,232,024    3,232,364     3,171,532   2,939,376   3,105,926    3,104,719    3,053,617
 Store closing and
  impairment charges...      74,300       57,134       57,134        57,134      63,604      31,244       31,244       31,244
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Income (loss) from
  continuing operations
  before taxes.........     (50,898)    (202,653)    (202,993)     (198,429)      8,049     (80,075)     (78,868)     (74,624)
 Income tax expense
  (benefit)............     (25,221)     (61,027)     (61,161)      (59,564)      3,961     (24,114)     (23,637)     (22,151)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Income (loss) from
  continuing
  operations...........     (25,677)    (141,626)    (141,832)     (138,865)      4,088     (55,961)     (55,231)     (52,473)
 Loss from discontinued
  operations, net of
  tax..................         --           --            --        (2,967)        --          --           --        (2,758)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Net income (loss).....  $  (25,677)  $ (141,626)  $ (141,832)   $ (141,832) $    4,088  $  (55,961)  $  (55,231)     (55,231)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    =========
 Basic and diluted
  earnings (loss) per
  share:
 Loss from continuing
  operations...........  $    (0.10)  $    (0.55)  $    (0.55)   $    (0.54) $     0.02  $    (0.22)  $    (0.21)   $   (0.20)
 Income (loss) from
  discontinued
  operations ..........         --           --           --          (0.01)        --          --           --         (0.01)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Net income (loss).....  $    (0.10)  $    (0.55)  $    (0.55)   $    (0.55) $     0.02  $    (0.22)  $    (0.21)   $   (0.21)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    =========

--------
(1) Financial data as previously reported in the Company's quarterly report on Form 10-Q for the period ended August 28, 1999.

                     RITE AID CORPORATION AND SUBSIDIARIES

  Beginning in January 1999 the Company leased for $188 per year a 10,750 square-foot store in Sinking Springs, Pennsylvania, which it leases from a relative of Martin Grass, the former Chairman of the Board and Chief Executive Officer. The Company leases a 5,000 square-foot store in Mt. Carmel, Pennsylvania, from a partnership in which Martin Grass is or was a partner. The rent is $39 per year.

22. Commitments, Contingencies and Guarantees:

Legal Proceedings

  This Company is party to numerous legal proceedings, as discussed below. The Company has charged $232,778, $7,916, and $19,374, to expense for the years ended February 26, 2000, February 27, 1999, and February 28, 1998, respectively, for various pending and actual claims, litigation, and assessments based upon its determination of its material, estimable and probable liabilities in regard to the portion of these claims, lawsuits, and assessments not covered by insurance.

  In addition, as discussed below, an unfavorable resolution of certain of these matters could materially adversely affect the Company's results of operations, financial position and cash flows.

  Federal investigations

  There are currently pending federal governmental investigations, both civil and criminal, by the SEC and the United States Attorney, involving the Company's financial reporting and other matters. The Company is cooperating fully with the SEC and the United States Attorney.

  The U.S. Department of Labor has commenced an investigation of matters relating to the Company's employee benefit plans, including its principal 401(k) plan which permitted employees to purchase Company common stock. Plan participants held approximately 2.8 million shares at December 31, 1998 and
3.9 million shares at December 31, 1999. Purchases of Company common stock under the plan were suspended in October 1999. The Company is cooperating fully with the Department of Labor.

  These investigations are ongoing and the Company is unable to predict their outcomes. If the Company were convicted of any crime, certain contracts and licenses that are material to operations may be revoked, which would have a material adverse effect on results of operations, financial condition and cash flows. In addition, substantial penalties, damages or other monetary remedies assessed against Rite Aid could also have a material adverse affect on results of operations, financial condition and cash flows.

  Stockholder litigation

  Rite Aid, its former chief executive officer Martin Grass, its former president Timothy Noonan, its former chief financial officer Frank Bergonzi, and its former auditor KPMG LLP, have been sued in a number of actions, most of which purport to be class actions, brought on behalf of stockholders who purchased Rite Aid securities on the open market between May 2, 1997 and November 10, 1999. With one exception, the cases have been consolidated in the U.S. District Court for the Eastern District of Pennsylvania, where plaintiffs have filed a third amended compliant and have been given leave of court to file a fourth amended complaint on or before August 10, 2000. Most of the existing complaints assert claims against defendants under Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, based upon the allegation that the Company's financial statements for its 1997, and 1998 and 1999 fiscal years fraudulently misrepresented its financial position and results of its operations for those periods, among other allegations. Two actions also assert claims against defendants under Section 18 of the Exchange Act and one action asserts claims under the Florida Securities Act and Florida common law, all based upon similar allegations.

                     RITE AID CORPORATION AND SUBSIDIARIES

  If any of these cases were to result in a substantial monetary judgment against the Company, or is settled on unfavorable terms, the Company's results of operation and financial position could be materially adversely affected.

  Certain of Rite Aid's former officers (Martin L. Grass, Timothy J. Noonan and Frank Bergonzi), certain of its current and former directors (Alex Grass, Philip Neivert, Franklin C. Brown, Leonard I. Green, Leonard N. Stem and Nancy
A. Lieberman), its former auditor, KPMG LLP, and Rite Aid as nominal defendant, have been sued by Rite Aid stockholders derivatively on behalf of Rite Aid in derivative actions brought in the U.S. District Court for the Eastern District of Pennsylvania and the Chancery Court of the State of Delaware. The derivative complaints purport to assert claims on behalf of Rite Aid against the defendants for violation of duties asserted to be owed by such defendants to Rite Aid, based upon allegations similar to those contained in the complaints in the securities cases described above. The time for defendants to respond to the derivative complaints has not yet run. Rite Aid had made no determination yet as how it will respond to the derivative complaints and is unable to predict the ultimate outcome of this litigation.

  Drug pricing and reimbursement matters

  Civil proceedings are continuing involving the Company's pricing-related practices for prescription drugs. On September 22, 1999, the Florida Attorney General filed a complaint against the Company in the Second District, Leon County, alleging violations of the Florida Deceptive and Unfair Trade Practices Act and the state RICO statute. The Company no longer operates any retail drugstores in Florida. In essence, Florida asserted that the Company's former practice of allowing its pharmacists the discretion to charge non-uniform prices through the use of positive overrides for cash purchases of prescription drugs was unlawful. The Company discontinued its use of this policy in June 1998 throughout its retail drugstores. On February 18, 2000, the reviewing Florida state court dismissed with prejudice the Florida Attorney General's complaint. On May 5, 2000, the same court denied Florida's motion to rehear the case and affirmed the initial decision on the merits, but granted Florida's motion to amend its complaint to raise allegations concerning other pricing practices relating to discounts and generic drug price notices. On July 5, 2000, the Company filed a motion to dismiss the amended complaint.

  The filing of the complaint by the Florida Attorney General, and the Company's press release issued in conjunction therewith, precipitated the filing of purported federal class actions in Alabama and California and purported state class actions in New Jersey, New York, Oregon, and Pennsylvania. All of the class actions are based on facts essentially identical to those contained in the Florida complaint and none specify damages. The Company has asserted in court filings that its imposition of positive overrides was a legitimate utilization of non-uniform pricing similarly engaged in by many other sectors of retail commerce. The Company filed motions to dismiss each of the uncertified class action complaints for failure to state a claim for which relief could be granted. The Company's arguments have prevailed in each of the cases in which a court decision has been rendered thus far. On December 27, 1999, the United States District Court for the Northern District of Alabama dismissed the federal RICO claims against the Company with prejudice and the plaintiffs later filed an appeal with the Eleventh Circuit. That appeal is currently pending. On May 21, 2000, an Oregon state court judge granted the Company's motion to dismiss the purported class action there with prejudice. On June 12, 2000, the United States District Court for the Central District of California dismissed that case and on June 27, 2000, a New Jersey state court dismissed that class action there. Motions to dismiss the state class actions in New York and Pennsylvania are currently pending.

  The Company believes that all of the positive override lawsuits are without merit under applicable state consumer protection laws and/or state or federal RICO statutes. As a result, the Company intends to continue to vigorously defend each of the pending actions and does not anticipate, if fully adjudicated, that any of the lawsuits will result in an award of damages and/or civil penalties. However, such an outcome for each of the actions cannot be assured and a ruling against the Company could have a material adverse effect on the financial

                     RITE AID CORPORATION AND SUBSIDIARIES
position, results of operations and cash flows of the Company as well as necessitate substantial additional expenditures to cover legal costs as it pursues all available defenses.

  The Company has also recently been notified that it is being investigated by multiple state attorneys general for its reimbursement practices relating to partially-filled prescriptions and fully filled prescriptions that are not picked up by ordering customers. The Company is supplying similar information with respect to these matters to the Department of Justice. The Company believes that its existing policies and procedures fully comply with the requirement of applicable law and intends to fully cooperate with these investigations. The Company cannot, however, predict the outcome of these investigations.

  If any of these cases results in a substantial monetary judgment against the Company or is settled on unfavorable terms, the Company's results of operations, financial position and cash flows could be materially adversely affected.

  Other

  In addition, the Company is subject from time to time to lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance or, if not so covered, are without merit or are of such nature or involve such amounts as would not have a material adverse effect on the Company's financial condition, cash flow or results of operations if decided adversely.

Vendor Arrangements

  As of February 26, 2000, the Company had outstanding commitments to purchase $140 million of merchandise inventory from a vendor for use in the normal course of business. The Company expects to satisfy these purchase commitments by fiscal 2005. Under the terms of a joint marketing agreement, the Company and the vendor are each obligated to make contributions of $51 million to a marketing fund to be used in connection with advertising and marketing of such products through September 30, 2004.

Employment Agreements

  The Company has employment contracts with its executive officers and various other members of senior management requiring payment of minimum annual base salaries and, in some cases, minimum target bonuses and other compensation arrangements. The terms of the agreements are three years.

  Employment agreements with four executive officers contain change in control provisions that entitle each of them to receive three times the sum of their annual base salary and annual target bonus amount. The executive officers will also receive the total amount of contributions that would have been made to the deferred compensation plan if they had been employed through the end of their employment contract. All outstanding stock options shall become fully vested and all restrictions on stock awards shall immediately lapse.

                     RITE AID CORPORATION AND SUBSIDIARIES

23. Interim Financial Results (Unaudited):

The information in this footnote has been revised from the information previously reported to correct certain errors in annual and interim periods, and to reflect the reclassification of the PBM segment as a discontinued operation and certain other reclassifications. See notes 25 and 26.

                                                                 Fiscal Year 1999
                         ------------------------------------------------------------------------------------------------------
                                          First Quarter                                       Second Quarter
                         --------------------------------------------------- --------------------------------------------------
                                      Restated As      As                                Restated As      As
                                      Previously    Restated                             Previously    Restated
                             As       Reported in  for Further  As Restated      As      Reported in  for Further  As Restated
                         Previously    2000 Form   Restatement      and      Previously   2000 Form   Restatement      and
                         Reported(1)     10-K      Adjustments  Reclassified Reported(1)    10-K      Adjustments  Reclassified
                         -----------  -----------  -----------  ------------ ----------- -----------  -----------  ------------
 Revenues..............  $3,032,681   $3,086,505   $3,086,505    $3,030,237  $3,011,029  $3,057,095   $3,057,095    3,010,237
 Costs and expenses
  excluding store
  closing and
  impairment charges...   3,009,279    3,232,024    3,232,364     3,171,532   2,939,376   3,105,926    3,104,719    3,053,617
 Store closing and
  impairment charges...      74,300       57,134       57,134        57,134      63,604      31,244       31,244       31,244
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Income (loss) from
  continuing operations
  before taxes.........     (50,898)    (202,653)    (202,993)     (198,429)      8,049     (80,075)     (78,868)     (74,624)
 Income tax expense
  (benefit)............     (25,221)     (61,027)     (61,161)      (59,564)      3,961     (24,114)     (23,637)     (22,151)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Income (loss) from
  continuing
  operations...........     (25,677)    (141,626)    (141,832)     (138,865)      4,088     (55,961)     (55,231)     (52,473)
 Loss from discontinued
  operations, net of
  tax..................         --           --            --        (2,967)        --          --           --        (2,758)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Net income (loss).....  $  (25,677)  $ (141,626)  $ (141,832)   $ (141,832) $    4,088  $  (55,961)  $  (55,231)     (55,231)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    =========
 Basic and diluted
  earnings (loss) per
  share:
 Loss from continuing
  operations...........  $    (0.10)  $    (0.55)  $    (0.55)   $    (0.54) $     0.02  $    (0.22)  $    (0.21)   $   (0.20)
 Income (loss) from
  discontinued
  operations ..........         --           --           --          (0.01)        --          --           --         (0.01)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ---------
 Net income (loss).....  $    (0.10)  $    (0.55)  $    (0.55)   $    (0.55) $     0.02  $    (0.22)  $    (0.21)   $   (0.21)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    =========

--------
(1) Financial data as previously reported in the Company's quarterly report on Form 10-Q for the period ended August 28, 1999.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                                 Fiscal Year 1999
                         ------------------------------------------------------------------------------------------------------
                                          Third Quarter                                       Fourth Quarter
                         --------------------------------------------------- --------------------------------------------------
                                      Restated As      As                                Restated As      As
                                      Previously    Restated                             Previously    Restated
                             As       Reported in  for Further  As Restated      As      Reported in  for Further  As Restated
                         Previously    2000 Form   Restatement      and      Previously   2000 Form   Restatement      and
                         Reported(2)     10-K      Adjustments  Reclassified Reported(2)    10-K      Adjustments  Reclassified
                         -----------  -----------  -----------  ------------ ----------- -----------  -----------  ------------
 Revenues..............  $3,122,930   $3,185,386   $3,185,386    $3,109,903  $3,565,260  $3,453,904   $3,453,904     $3,288,065
 Costs and expenses
  excluding store
  closing and
  impairment charges...   2,995,965    3,325,360    3,319,656     3,238,912   3,482,123   3,531,560    3,617,988       3,447,470
 Store closing and
  impairment charges...      (7,298)      69,255       69,255        69,255         430      34,918       34,918           34,918
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ----------
 Income (loss) from
  continuing operations
  before taxes.........     134,263     (209,229)    (203,525)     (198,264)     82,707    (112,574)    (199,002)       (194,323)
 Income tax expense
  (benefit)............      53,705      (63,007)     (60,753)      (58,912)      9,139     (33,901)     (77,315)        (76,314)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ----------
 Income (loss) from
  continuing
  operations...........      80,558     (146,222)    (142,772)     (139,352)     73,568     (78,673)    (121,687)       (118,009)
 Loss from discontinued
  operations, net of
  tax..................         --           --           --         (3,420)        --          --           --            (3,678)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ----------
 Net income (loss).....  $   80,558   $ (146,222)  $ (142,772)   $ (142,772) $   73,568  $  (78,673)  $ (121,687)       (121,687)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    ==========
 Basic and diluted
  earnings (loss) per
  share:
 Loss from continuing
  operations...........  $     0.31   $    (0.57)  $    (0.55)   $    (0.54) $     0.28  $    (0.31)  $    (0.47)   $    (0.46)
 Income (loss) from
  discontinued
  operations ..........         --           --           --          (0.01)        --          --           --          (0.01)
                         ----------   ----------   ----------    ----------  ----------  ----------   ----------    ----------
 Net income (loss).....  $     0.31   $    (0.57)  $    (0.55)   $    (0.55) $     0.28  $    (0.31)  $    (0.47)   $    (0.47)
                         ==========   ==========   ==========    ==========  ==========  ==========   ==========    ==========

--------
(2) Financial data as previously reported in the Company's annual report on Form 10-K for the year ended February 27, 1999.

                     RITE AID CORPORATION AND SUBSIDIARIES

                           As of and for the fiscal   As of and for the fiscal   For the fiscal
                                  year ended                 year ended            year ended     As of March
                               February 26, 2000          February 27, 1999     February 28, 1998   1, 1997
                          --------------------------- ------------------------- ----------------- -----------
                            Increase      Increase     Increase     Increase        Increase       Increase
                          (decrease) in (decrease) in (decrease)  (decrease) in   (decrease) in   (decrease)
                            retained     results of   in retained  results of      results of     in retained
                            earnings    operations(1)  earnings   operations(1)   operations(1)    earnings
                          ------------- ------------- ----------- ------------- ----------------- -----------
Purchase accounting.....    $ 11,032      $    --      $  11,032    $     --        $ 11,032        $   --
Exit costs and
 impairment of operating
 and other assets.......      (4,513)      (19,596)       15,083        9,186         (8,800)        14,697
Accruals for operating
 expenses...............      13,356        17,525        (4,169)      (5,753)          (725)         2,309
Property, plant, &
 equipment..............     (22,165)       41,037       (63,202)     (90,431)        33,411         (6,182)
Inventory and cost of
 goods sold.............         260           260           --           --             --             --
Capital leases and sale
 leaseback accounting...       3,884        (3,884)        7,768        7,768            --             --
Other...................      (3,436)       (2,809)         (627)        (627)           --             --
Income taxes............         --        (22,520)       22,520       40,817        (13,967)        (4,330)
                            --------      --------     ---------    ---------       --------        -------
Total ..................    $ (1,582)     $ 10,013     $ (11,595)   $ (39,040)      $ 20,951        $ 6,494
                            ========      ========     =========    =========       ========        =======

--------
(1) Represents the effects of the restatement on previously reported amounts prior to the reclassification of the PBM segment as a discontinued operation.

  A description of the principal adjustments follows:

Purchase Accounting

  The Company acquired Thrifty PayLess, Inc. in fiscal 1997 and Harco Inc. and K&B Incorporated in fiscal 1998. Certain liabilities associated with these acquisitions that had previously been established have been either reduced or eliminated with a corresponding decrease in goodwill, to correctly reflect the fair value of the assets acquired and liabilities assumed at the dates of acquisition.

Exit Costs and Impairment of Operating and Other Assets

  The restated financial statements reflect adjustments to appropriately recognize charges related to store closures in the period in which the decision, and ability, to close a store had been made. In addition, other charges not related to exiting stores and gains from the sale of certain assets that had previously been recorded as adjustments to the store exit liability have been reflected as income or expense in the period in which they were incurred or realized.

  Adjustments have also been made to record impairment charges for stores and other assets in the period in which the impairment occurred; and to change the method used to evaluate assets for impairment from a market level to an individual store level because this is the lowest level of independent cash flows ascertainable for purposes of measuring impairment.

Accruals for Operating Expenses

  The restated financial statements reflect adjustments to expense certain operating costs in the period in which they were incurred and to record a corresponding liability for those items not paid at the end of the period. Such costs primarily consisted of payroll, vacation pay, incentive compensation, executive retirement plans, scheduled rent increases, and certain insurance claims.

                     RITE AID CORPORATION AND SUBSIDIARIES

Property, Plant, and Equipment

  The restated financial statements reflect adjustments to charge certain items previously capitalized to expense in the period in which they were incurred. Such items include certain costs for repairs and maintenance, interest, and internal software development. The adjustments also include increases in depreciation expense to reverse the effects of retroactive changes made to the useful lives of certain assets, to depreciate assets misclassified as construction in-progress, and to recognize depreciation expense in the appropriate periods.

Inventory and Cost of Goods Sold

  The restated financial statements reflect adjustments to inventory and cost of goods sold primarily to reverse unearned vendor allowances previously recorded as a reduction to cost of goods sold, to correctly apply the retail method of accounting, establish obsolescence reserves, recognize certain selling costs including promotional markdowns and shrink in the period in which they were incurred, recognize liabilities for inventory purchases in the appropriate periods, and reflect vendor allowances in the inventory balances.

Lease Obligations

  The restated financial statements reflect adjustments to recognize sale-leaseback transactions for certain stores as financing transactions. Such transactions had previously been accounted for as sales and the leasebacks were accounted for as operating leases. The adjustment to correct these items resulted in the reversal of the asset sales and the establishment of lease obligations as capital leases. In addition, adjustments were made to record certain leases that had previously been accounted for as operating leases.

  A summary of the effects of the restatement adjustments on the accompanying consolidated balance sheets and statements of operations is as follows:

                                                   February 26, 2000
                         ---------------------------------------------------------------------
                         As Previously
                          Reported in     Restatement                           As Restated
                         2000 Form 10-K Adjustments (1) Reclassifications (2) and Reclassified
                         -------------- --------------- --------------------- ----------------
CURRENT ASSETS:
  Cash..................  $   184,600      $     --          $   (4,843)         $  179,757
  Accounts receivable,
   net..................      756,182        10,285            (614,432)            152,035
  Inventories, net......    2,643,959           260            (171,782)          2,472,437
  Refundable income
   taxes................      147,599            --                  --             147,599
  Prepaid expenses and
   other current
   assets...............       73,130        (4,717)             (4,754)             63,659
                          -----------      --------          ----------          ----------
    Total current
     assets.............    3,805,470         5,828            (795,811)          3,015,487
                          -----------      --------          ----------          ----------
PROPERTY, PLANT AND
 EQUIPMENT, NET.........    3,629,919       (32,592)           (147,733)          3,449,594
GOODWILL AND OTHER
 INTANGIBLES............    3,131,070        (3,726)         (1,816,221)          1,311,123
OTHER ASSETS............      241,395         4,237              (2,733)            242,899
DEFERRED TAX ASSET......           --            --             146,916             146,916
NET NON-CURRENT ASSETS
 OF DISCONTINUED
 OPERATIONS.............           --            --           1,743,828           1,743,828
                          -----------      --------          ----------          ----------
   Total assets.........  $10,807,854      $(26,253)         $ (871,754)         $9,909,847
                          ===========      ========          ==========          ==========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                      February 26, 2000
                          -------------------------------------------------------------------------
                          As Previously
                           Reported in     Restatement                           As Restated
                          2000 Form 10-K Adjustments (1) Reclassifications (2) and Reclassified
                          -------------- --------------- --------------------- ----------------
CURRENT LIABILITIES:
  Short-term debt and
   current maturities of
   long-term debt.......   $   102,050      $     --           $      --          $  102,050
  Accounts payable......     1,771,198         2,645            (919,781)            854,062
  Sales and other taxes
   payable..............        35,053            --              (1,391)             33,662
  Income taxes payable..       127,691            --             (15,887)            111,804
  Accrued salaries,
   wages and other
   current liabilities..       876,425       (26,317)            (46,213)            803,895
  Net current
   liabilities of
   discontinued
   operations...........            --            --             390,053             390,053
                           -----------      --------           ---------          ----------
    Total current
     liabilities........     2,912,417       (23,672)           (593,219)          2,295,526
                           -----------      --------           ---------          ----------
CONVERTIBLE SUBORDINATED
 NOTES..................       649,986            --                  --             649,986
LONG-TERM DEBT LESS
 CURRENT MATURITIES.....     4,738,661            --                  --           4,738,661
CAPITAL LEASE
 OBLIGATIONS............     1,118,204            --               7,733           1,125,937
DEFERRED INCOME TAXES...        79,220            --             (79,220)                 --
OTHER NON-CURRENT
 LIABILITIES............       858,401        (3,582)           (207,048)            647,771
                           -----------      --------           ---------          ----------
   Total liabilities....    10,356,889       (27,254)           (871,754)          9,457,881
                           -----------      --------           ---------          ----------
REDEEMABLE PREFERRED
 STOCK..................        19,457            --                  --              19,457
STOCKHOLDERS' EQUITY:
  Preferred stock.......       308,250            --                  --             308,250
  Common stock..........       259,926            --                   1             259,927
  Additional paid-in
   capital..............     1,289,755         2,583                  (1)          1,292,337
  Accumulated deficit...    (1,420,235)       (1,582)                 --          (1,421,817)
  Deferred
   compensation.........        (6,188)           --                  --              (6,188)
                           -----------      --------           ---------          ----------
    Total stockholders'
     equity.............       431,508         1,001                  --             432,509
                           -----------      --------           ---------          ----------
    Total liabilities
     and stockholders'
     equity.............   $10,807,854      $(26,253)          $(871,754)         $9,909,847
                           ===========      ========           =========          ==========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

25. Restatements of Financial Statements

  On June 1, 1999 the Company filed its annual report on Form 10-K which included its consolidated financial statements covering fiscal years 1997 and 1998 that had been restated to correct certain accounting errors. Subsequent to this restatement, the Company determined that the errors were greater than originally discovered and, in its Quarterly Report on Form 10-Q for the second quarter of fiscal 2000 filed on November 2, 1999, the Company restated its previously reported interim financial statements and the fiscal year-end balance sheet as of February 27, 1999.

  Subsequent to the restatements described in the preceeding paragraph, the Company determined that additional adjustments are required to correct errors in the previously issued financial statements. The adjustments consist of numerous items; however, the principal reasons and significant effects of the restatement on the accompanying financial statements from amounts previously reported in the 1999 Annual Report on Form 10-K are summarized as follows:

                           As of and for the fiscal    For the fiscal     As of
                                  year ended             year ended      March 1,
                              February 27, 1999       February 28, 1998    1997
                          --------------------------- ----------------- ----------
                                                                         Increase
                            Increase      Increase        Increase      (decrease)
                           (decrease)   (decrease) in   (decrease) in       in
                          in retained    results of      results of      retained
                            earnings    operations(1)   operations(1)    earnings
                          ------------  ------------- ----------------- ----------
Purchase accounting.....  $   (300,767)  $ (133,866)     $ (152,060)    $  (14,841)
Exit costs and
 impairment of operating
 and other assets.......      (210,319)      44,694        (141,237)      (113,776)
Accruals for operating
 expenses...............      (466,309)    (123,143)        (81,006)      (262,160)
Property, plant, and
 equipment..............      (506,210)    (110,435)       (246,223)      (149,552)
Inventory and cost of
 goods sold.............      (635,995)    (438,799)        (63,385)      (133,811)
Capital leases and sale-
 leaseback accounting...       (55,428)     (13,683)        (40,667)        (1,078)
Other...................      (163,965)     (28,869)        (31,097)      (103,999)
Income taxes............       727,163      237,933         263,614        225,616
                          ------------   ----------      ----------     ----------
Total...................  $ (1,611,830)  $ (566,168)     $ (492,061)    $ (553,601)
                          ============   ==========      ==========     ==========

--------
(1) Represents the effects of the restatement on previously reported amounts prior to the reclassification of the PBM segment as a discontinued operation.

  Subsequent to the filing of the Company's 2000 Annual Report on Form 10-K ("2000 Form 10-K"), the Company identified errors that had been made when processing the restatement adjustments described above. These errors affected the restated results for all annual and interim periods in the Company's 2000 Form 10-K, and resulted in a $1,582 net decrease in retained earnings as of February 26, 2000. Although the Company believes that the overall impact of these errors on its financial position as of February 26, 2000 is immaterial, because of the effect on certain previously reported annual and interim periods the Company has restated its financial statements from the amounts reported in its 2000 Form 10-K to reflect the following changes:

                     RITE AID CORPORATION AND SUBSIDIARIES

                           As of and for the fiscal   As of and for the fiscal   For the fiscal
                                  year ended                 year ended            year ended     As of March
                               February 26, 2000          February 27, 1999     February 28, 1998   1, 1997
                          --------------------------- ------------------------- ----------------- -----------
                            Increase      Increase     Increase     Increase        Increase       Increase
                          (decrease) in (decrease) in (decrease)  (decrease) in   (decrease) in   (decrease)
                            retained     results of   in retained  results of      results of     in retained
                            earnings    operations(1)  earnings   operations(1)   operations(1)    earnings
                          ------------- ------------- ----------- ------------- ----------------- -----------
Purchase accounting.....    $ 11,032      $    --      $  11,032    $     --        $ 11,032        $   --
Exit costs and
 impairment of operating
 and other assets.......      (4,513)      (19,596)       15,083        9,186         (8,800)        14,697
Accruals for operating
 expenses...............      13,356        17,525        (4,169)      (5,753)          (725)         2,309
Property, plant, &
 equipment..............     (22,165)       41,037       (63,202)     (90,431)        33,411         (6,182)
Inventory and cost of
 goods sold.............         260           260           --           --             --             --
Capital leases and sale
 leaseback accounting...       3,884        (3,884)        7,768        7,768            --             --
Other...................      (3,436)       (2,809)         (627)        (627)           --             --
Income taxes............         --        (22,520)       22,520       40,817        (13,967)        (4,330)
                            --------      --------     ---------    ---------       --------        -------
Total ..................    $ (1,582)     $ 10,013     $ (11,595)   $ (39,040)      $ 20,951        $ 6,494
                            ========      ========     =========    =========       ========        =======

--------
(1) Represents the effects of the restatement on previously reported amounts prior to the reclassification of the PBM segment as a discontinued operation.

  A description of the principal adjustments follows:

Purchase Accounting

  The Company acquired Thrifty PayLess, Inc. in fiscal 1997 and Harco Inc. and K&B Incorporated in fiscal 1998. Certain liabilities associated with these acquisitions that had previously been established have been either reduced or eliminated with a corresponding decrease in goodwill, to correctly reflect the fair value of the assets acquired and liabilities assumed at the dates of acquisition.

Exit Costs and Impairment of Operating and Other Assets

  The restated financial statements reflect adjustments to appropriately recognize charges related to store closures in the period in which the decision, and ability, to close a store had been made. In addition, other charges not related to exiting stores and gains from the sale of certain assets that had previously been recorded as adjustments to the store exit liability have been reflected as income or expense in the period in which they were incurred or realized.

  Adjustments have also been made to record impairment charges for stores and other assets in the period in which the impairment occurred; and to change the method used to evaluate assets for impairment from a market level to an individual store level because this is the lowest level of independent cash flows ascertainable for purposes of measuring impairment.

Accruals for Operating Expenses

  The restated financial statements reflect adjustments to expense certain operating costs in the period in which they were incurred and to record a corresponding liability for those items not paid at the end of the period. Such costs primarily consisted of payroll, vacation pay, incentive compensation, executive retirement plans, scheduled rent increases, and certain insurance claims.

                     RITE AID CORPORATION AND SUBSIDIARIES

Property, Plant, and Equipment

  The restated financial statements reflect adjustments to charge certain items previously capitalized to expense in the period in which they were incurred. Such items include certain costs for repairs and maintenance, interest, and internal software development. The adjustments also include increases in depreciation expense to reverse the effects of retroactive changes made to the useful lives of certain assets, to depreciate assets misclassified as construction in-progress, and to recognize depreciation expense in the appropriate periods.

Inventory and Cost of Goods Sold

  The restated financial statements reflect adjustments to inventory and cost of goods sold primarily to reverse unearned vendor allowances previously recorded as a reduction to cost of goods sold, to correctly apply the retail method of accounting, establish obsolescence reserves, recognize certain selling costs including promotional markdowns and shrink in the period in which they were incurred, recognize liabilities for inventory purchases in the appropriate periods, and reflect vendor allowances in the inventory balances.

Lease Obligations

  The restated financial statements reflect adjustments to recognize sale-leaseback transactions for certain stores as financing transactions. Such transactions had previously been accounted for as sales and the leasebacks were accounted for as operating leases. The adjustment to correct these items resulted in the reversal of the asset sales and the establishment of lease obligations as capital leases. In addition, adjustments were made to record certain leases that had previously been accounted for as operating leases.

  A summary of the effects of the restatement adjustments on the accompanying consolidated balance sheets and statements of operations is as follows:

                                                   February 26, 2000
                         ---------------------------------------------------------------------
                         As Previously
                          Reported in     Restatement                           As Restated
                         2000 Form 10-K Adjustments (1) Reclassifications (2) and Reclassified
                         -------------- --------------- --------------------- ----------------
CURRENT ASSETS:
  Cash..................  $   184,600      $     --          $   (4,843)         $  179,757
  Accounts receivable,
   net..................      756,182        10,285            (614,432)            152,035
  Inventories, net......    2,643,959           260            (171,782)          2,472,437
  Refundable income
   taxes................      147,599            --                  --             147,599
  Prepaid expenses and
   other current
   assets...............       73,130        (4,717)             (4,754)             63,659
                          -----------      --------          ----------          ----------
    Total current
     assets.............    3,805,470         5,828            (795,811)          3,015,487
                          -----------      --------          ----------          ----------
PROPERTY, PLANT AND
 EQUIPMENT, NET.........    3,629,919       (32,592)           (147,733)          3,449,594
GOODWILL AND OTHER
 INTANGIBLES............    3,131,070        (3,726)         (1,816,221)          1,311,123
OTHER ASSETS............      241,395         4,237              (2,733)            242,899
DEFERRED TAX ASSET......           --            --             146,916             146,916
NET NON-CURRENT ASSETS
 OF DISCONTINUED
 OPERATIONS.............           --            --           1,743,828           1,743,828
                          -----------      --------          ----------          ----------
   Total assets.........  $10,807,854      $(26,253)         $ (871,754)         $9,909,847
                          ===========      ========          ==========          ==========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                      February 26, 2000
                          -------------------------------------------------------------------------
                          As Previously
                           Reported in     Restatement                           As Restated
                          2000 Form 10-K Adjustments (1) Reclassifications (2) and Reclassified
                          -------------- --------------- --------------------- ----------------
CURRENT LIABILITIES:
  Short-term debt and
   current maturities of
   long-term debt.......   $   102,050      $     --           $      --          $  102,050
  Accounts payable......     1,771,198         2,645            (919,781)            854,062
  Sales and other taxes
   payable..............        35,053            --              (1,391)             33,662
  Income taxes payable..       127,691            --             (15,887)            111,804
  Accrued salaries,
   wages and other
   current liabilities..       876,425       (26,317)            (46,213)            803,895
  Net current
   liabilities of
   discontinued
   operations...........            --            --             390,053             390,053
                           -----------      --------           ---------          ----------
    Total current
     liabilities........     2,912,417       (23,672)           (593,219)          2,295,526
                           -----------      --------           ---------          ----------
CONVERTIBLE SUBORDINATED
 NOTES..................       649,986            --                  --             649,986
LONG-TERM DEBT LESS
 CURRENT MATURITIES.....     4,738,661            --                  --           4,738,661
CAPITAL LEASE
 OBLIGATIONS............     1,118,204            --               7,733           1,125,937
DEFERRED INCOME TAXES...        79,220            --             (79,220)                 --
OTHER NON-CURRENT
 LIABILITIES............       858,401        (3,582)           (207,048)            647,771
                           -----------      --------           ---------          ----------
   Total liabilities....    10,356,889       (27,254)           (871,754)          9,457,881
                           -----------      --------           ---------          ----------
REDEEMABLE PREFERRED
 STOCK..................        19,457            --                  --              19,457
STOCKHOLDERS' EQUITY:
  Preferred stock.......       308,250            --                  --             308,250
  Common stock..........       259,926            --                   1             259,927
  Additional paid-in
   capital..............     1,289,755         2,583                  (1)          1,292,337
  Accumulated deficit...    (1,420,235)       (1,582)                 --          (1,421,817)
  Deferred
   compensation.........        (6,188)           --                  --              (6,188)
                           -----------      --------           ---------          ----------
    Total stockholders'
     equity.............       431,508         1,001                  --             432,509
                           -----------      --------           ---------          ----------
    Total liabilities
     and stockholders'
     equity.............   $10,807,854      $(26,253)          $(871,754)         $9,909,847
                           ===========      ========           =========          ==========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                         Year Ended February 28, 1998
                          -------------------------------------------------------------------------------------------
                                         Restatement
                                         Adjustments  Restated as
                          As Previously as Previously Previously
                           Reported in    Reported    Reported in      Further                           As Restated
                               1999     in 2000 Form   2000 Form     Restatement                             and
                            Form 10-K       10-K         10-K      Adjustments (1) Reclassifications (2) Reclassified
                          ------------- ------------- -----------  --------------- --------------------- ------------
REVENUES................   $11,375,105   $  158,318   $11,533,423      $   --            $(180,786)      $11,352,637
COSTS AND EXPENSES:
  Costs of goods sold,
   including occupancy
   costs................     8,290,888      312,430     8,603,318          --             (207,079)        8,396,239
  Selling, general and
   administrative
   expenses.............     2,375,636      459,759     2,835,395      (34,918)             (4,135)        2,796,342
  Gain on sales of
   stores...............           --       (52,261)      (52,261)         --                 (360)          (52,621)
  Goodwill
   amortization.........        36,452       (9,972)       26,480          --                 (311)           26,169
  Store closing and
   impairment charges...           --       148,560       148,560          --                  --            148,560
  Interest expense......       159,752       49,400       209,152          --                  --            209,152
  Share of loss from
   equity investments...           --         1,886         1,886          --                  --              1,886
                           -----------   ----------   -----------      -------           ---------       -----------
                            10,862,728      909,802    11,772,530      (34,918)           (211,885)       11,525,727
                           -----------   ----------   -----------      -------           ---------       -----------
  Income (loss) before
   income taxes.........       512,377     (751,484)     (239,107)      34,918              31,099          (173,090)
INCOME TAX EXPENSE
 (BENEFIT)..............       206,507     (259,423)      (52,916)      13,967              10,885           (28,064)
                           -----------   ----------   -----------      -------           ---------       -----------
  Income (loss) from
   continuing
   operations...........       305,870     (492,061)     (186,191)      20,951              20,214          (145,026)
  Loss from discontinued
   operations, including
   income tax benefit of
   $10,885..............           --           --            --           --              (20,214)          (20,214)
                           -----------   ----------   -----------      -------           ---------       -----------
  Net income (loss).....   $   305,870   $ (492,061)  $  (186,191)     $20,951           $     --        $  (165,240)
                           ===========   ==========   ===========      =======           =========       ===========
BASIC AND DILUTED INCOME
 (LOSS) PER SHARE
  Income (loss) from
   continuing
   operations...........   $      1.22   $    (1.96)  $     (0.74)     $  0.08           $    0.08       $     (0.58)
  Loss from discontinued
   operations...........           --           --            --           --                (0.08)            (0.08)
                           -----------   ----------   -----------      -------           ---------       -----------
  Net income (loss) per
   share................   $      1.22   $    (1.96)  $     (0.74)     $  0.08           $     --        $     (0.66)
                           ===========   ==========   ===========      =======           =========       ===========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM Segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

26. Discontinued Operations

  On July 12, 2000, the Company announced that it had entered into an agreement to sell PCS, its PBM segment, to Advance Paradigm, Inc. for $1.0 billion. The sale was consummated on October 2, 2000. The selling price of PCS consisted of $675,000 in cash; $200,000 in principal amount of Advance Paradigm's unsecured 10 year senior subordinated notes (with warrants attached) and $125,000 in liquidation preference of Advance Paradigm's 11% Series A Preferred Stock. The senior subordinated notes bear interest at the rate of 11% per annum for the first 18 months after their date of issuance (October 2, 2000), 12% for the next six months and 13% thereafter until maturity. The warrants attached to the senior subordinated notes are not exercisable for the first 24 months after the date the senior subordinated notes are issued. Once exercisable, they will be transferable separately from the senior subordinated notes and entitle the holders collectively to purchase, for $20 per share, 780,000 shares of Advance Paradigm's Class A Common Stock (subject to adjustment for certain dilutive events). The senior subordinated notes may be prepaid by Advance Paradigm in whole at any time; however, if

                     RITE AID CORPORATION AND SUBSIDIARIES
less than the entire outstanding principal amount is prepaid not more than an aggregate of $75,000 principal amount may be prepaid from the date of issuance. Upon any prepayment prior October 2, 2002, a ratable portion of the warrants attached to the senior subordinated notes will expire. The fair value of the senior subordinated notes is estimated at 75% of their principal amount. The fair value of the Series A Preferred Stock is estimated at its stated value. The Company is in the process of obtaining an appraisal to determine the fair value of the Series A Preferred Stock and warrants at the consummation date.

  Commencing on January 30, 2001 and until Advance Paradigm's stockholders approve the issuance of Class B Common Stock upon conversion of the Series A Preferred Stock, the Series A Preferred Stock will pay quarterly dividends, solely in additional shares of Series A Preferred Stock, at the rate of 11% per annum for the first six months, 13% for the next six months and 16% thereafter. Upon approval by
Advance Paradigm's stockholders, the Series A Preferred Stock will be convertible, at Rite Aid's option, at $20 per share (subject to adjustment for certain dilutive events), into shares of Class B Common Stock of Advance Paradigm, Inc. (which are convertible into shares of Class A Common Stock which is publicly traded). Once converted, Class B Common Stock will be entitled to share ratably with the Class A Common Stock in dividends declared. Holders of the Class A Preferred Stock (and of the Class B Common Stock issuable upon its conversion) have the right to elect two members of Advance Paradigm's board of directors.

  The Company has the right to cause Advance Paradigm to register the senior subordinated notes (and the attached warrants and the shares issuable upon exercise of the warrants) and the Series A Preferred Stock (and if converted, the shares issued upon conversion) for sale under the Securities Act of 1933. The Company has agreed not to sell more than 50% of the shares of Series A Preferred Stock (and the shares into which it may be converted) for a period of 24 months from their date of issuance unless the stockholders of Advance Paradigm, Inc. do not approve its conversion into Class B Common Stock by January 30, 2001 or unless the market price of Advance Paradigm's Class A Common Stock averages $40 per share for 20 consecutive trading days after April 2, 2001.

  The Company applied $575,000 of the proceeds to the outstanding balance of the PCS facility and the PCS facility released exchange debt and pledged the Series A Preferred Stock (and all securities issuable upon its conversion) and the senior subordinated notes to the lenders under the PCS credit facility and RCF credit facility to secure the Company's obligations thereunder. The Company is required to use any net proceeds received from any sale of those securities to further repay the then outstanding balance of the PCS credit facility and, if repaid in full, to repay the then outstanding balance of the RCF credit facility.

  The PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated loss on the disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the Series A Preferred Stock and warrants, after income tax expense is $334,763 (unaudited), which consists of an estimated loss on disposal, estimated transaction expenses and net operating income through the date the sale is consummated. In the first quarter of fiscal 2001 ended May 27, 2000, the Company recorded a loss of $303,330 (unaudited) and in the second quarter of fiscal 2001 ended August 26, 2000, an additional loss of $31,433 (unaudited) will be recorded due to changes in estimates. Additionally, as a result of the decision to discontinue the operations of the Company's PBM segment, the Company recorded an increase to the tax valuation allowance and income tax expense of $146,916 (unaudited) in the first quarter of fiscal 2001.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                               February 27, 1999
                          --------------------------------------------------------------------------------------------
                                          Restatement
                                          Adjustments  Restated as
                                         as Previously Previously
                          As Previously    Reported     Reported        Further                           As Restated
                           Reported in      in 2000      in 2000      Restatement                             and
                          1999 Form 10-K   Form 10-K    Form 10-K   Adjustments (1) Reclassifications (2) Reclassified
                          -------------- ------------- -----------  --------------- --------------------- ------------
CURRENT LIABILITIES:
 Short-term debt and
  current maturities of
  long-term debt........   $ 1,550,211    $    52,100  $ 1,602,311     $    --            $ (31,522)       $1,570,789
 Accounts payable.......     1,455,516        332,700    1,788,216       (2,075)           (650,921)        1,135,220
 Sales and other taxes
  payable...............        34,464           (520)      33,944          --                 (981)           32,963
 Income taxes payable...       246,833       (136,049)     110,784          --               (2,888)          107,896
 Deferred income
  taxes.................           --          28,045       28,045          --                1,630            29,675
 Accrued salaries,
  wages and other
  current liabilities...       403,454        253,786      657,240      (14,031)             57,503           700,712
 Net current
  liabilities of
  discontinued
  operations............           --             --           --           --              115,872           115,872
                           -----------    -----------  -----------     --------           ---------        ----------
   Total current
    liabilities.........     3,690,478        530,062    4,220,540     (16,106)            (511,307)        3,693,127
                           -----------    -----------  -----------     --------           ---------        ----------
CONVERTIBLE SUBORDINATED
 NOTES..................       649,991            --       649,991          --                  --            649,991
LONG-TERM DEBT LESS CUR-
 RENT MATURITIES........     2,584,255        (31,964)   2,552,291          --               31,522         2,583,813
CAPITAL LEASE
 OBLIGATIONS............        69,994      1,040,184    1,110,178          --                7,733         1,117,911
DEFERRED INCOME TAXES...       138,327        (57,013)      81,314          --              (81,314)              --
OTHER NONCURRENT
 LIABILITIES............       311,405        212,677      524,082          --             (153,649)          370,433
                           -----------    -----------  -----------     --------           ---------        ----------
   Total liabilities....     7,444,450      1,693,946    9,138,396      (16,106)           (707,015)        8,415,275
                           -----------    -----------  -----------     --------           ---------        ----------
REDEEMABLE PREFERRED
 STOCK..................        23,559            --        23,559          --                  --             23,559
STOCKHOLDERS' EQUITY:
 Common stock...........       258,862             (1)     258,861          --                  --            258,861
 Additional paid-in
  capital...............     1,360,219          9,159    1,369,378          627                 --          1,370,005
 Retained earnings
  (deficit).............     1,334,651     (1,611,830)    (277,179)     (11,595)                --           (288,774)
 Accumulated other
  comprehensive
  income................           --            (475)        (475)         --                  --               (475)
                           -----------    -----------  -----------     --------           ---------        ----------
   Total stockholders'
    equity..............     2,953,732     (1,603,147)   1,350,585      (10,968)                --          1,339,617
                           -----------    -----------  -----------     --------           ---------        ----------
   Total liabilities and
    stockholders'
    equity..............   $10,421,741    $    90,799  $10,512,540     $(27,074)          $(707,015)       $9,778,451
                           ===========    ===========  ===========     ========           =========        ==========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM Segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                         Year Ended February 27, 1999
                          -------------------------------------------------------------------------------------------
                                         Restatement
                                         Adjustments  Restated as
                          As Previously as Previously Previously
                            Reported      Reported    Reported in      Further                           As Restated
                             in 1999    in 2000 Form   2000 Form     Restatement                             and
                            Form 10-K       10-K         10-K      Adjustments (1) Reclassifications (2) Reclassified
                          ------------- ------------- -----------  --------------- --------------------- ------------
REVENUES................   $12,731,900   $   50,990   $12,782,890     $    --            $(344,448)      $12,438,442
COSTS AND EXPENSES:
  Costs of goods sold,
   including occupancy
   costs................     9,396,432      347,403     9,743,835          --             (332,235)        9,411,600
  Selling, general and
   administrative
   expenses.............     2,639,739      504,395     3,144,134       79,230             (27,570)        3,195,794
  Goodwill
   amortization.........        44,090      (14,863)       29,227          --               (3,172)           26,055
  Store closing and
   impairment charges...       257,336      (64,785)      192,551          --                  --            192,551
  Interest expense......       194,733       82,493       277,226          627                (219)          277,634
  Share of loss from
   equity investments...           --           448           448          --                  --                448
                           -----------   ----------   -----------     --------           ---------       -----------
                            12,532,330      855,091    13,387,421       79,857            (363,196)       13,104,082
                           -----------   ----------   -----------     --------           ---------       -----------
  Income (loss) before
   income taxes.........       199,570     (804,101)     (604,531)     (79,857)             18,748          (665,640)
INCOME TAX EXPENSE
 (BENEFIT)..............        55,884     (237,933)     (182,049)     (40,817)              5,925          (216,941)
                           -----------   ----------   -----------     --------           ---------       -----------
  Income (loss) from
   continuing
   operations...........       143,686     (566,168)     (422,482)     (39,040)             12,823          (448,699)
  Loss from discontinued
   operations, including
   income tax benefit of
   $5,925...............           --           --            --           --             (12,823)          (12,823)
                           -----------   ----------   -----------     --------           ---------       -----------
  Net income (loss).....   $   143,686   $ (566,168)  $  (422,482)    $(39,040)          $     --        $ (461,522)
                           ===========   ==========   ===========     ========           =========       ===========
BASIC AND DILUTED INCOME
 (LOSS) PER SHARE
  Income (loss) from
   continuing
   operations...........   $      0.55   $    (2.19)  $     (1.64)    $  (0.15)          $    0.05       $     (1.74)
  Loss from discontinued
   operations...........           --           --            --           --                (0.05)            (0.05)
                           -----------   ----------   -----------     --------           ---------       -----------
  Net income (loss) per
   share................   $      0.55   $    (2.19)  $     (1.64)    $  (0.15)          $     --        $     (1.79)
                           ===========   ==========   ===========     ========           =========       ===========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM Segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

                     RITE AID CORPORATION AND SUBSIDIARIES

                                                         Year Ended February 28, 1998
                          -------------------------------------------------------------------------------------------
                                         Restatement
                                         Adjustments  Restated as
                          As Previously as Previously Previously
                           Reported in    Reported    Reported in      Further                           As Restated
                               1999     in 2000 Form   2000 Form     Restatement                             and
                            Form 10-K       10-K         10-K      Adjustments (1) Reclassifications (2) Reclassified
                          ------------- ------------- -----------  --------------- --------------------- ------------
REVENUES................   $11,375,105   $  158,318   $11,533,423      $   --            $(180,786)      $11,352,637
COSTS AND EXPENSES:
  Costs of goods sold,
   including occupancy
   costs................     8,290,888      312,430     8,603,318          --             (207,079)        8,396,239
  Selling, general and
   administrative
   expenses.............     2,375,636      459,759     2,835,395      (34,918)             (4,135)        2,796,342
  Gain on sales of
   stores...............           --       (52,261)      (52,261)         --                 (360)          (52,621)
  Goodwill
   amortization.........        36,452       (9,972)       26,480          --                 (311)           26,169
  Store closing and
   impairment charges...           --       148,560       148,560          --                  --            148,560
  Interest expense......       159,752       49,400       209,152          --                  --            209,152
  Share of loss from
   equity investments...           --         1,886         1,886          --                  --              1,886
                           -----------   ----------   -----------      -------           ---------       -----------
                            10,862,728      909,802    11,772,530      (34,918)           (211,885)       11,525,727
                           -----------   ----------   -----------      -------           ---------       -----------
  Income (loss) before
   income taxes.........       512,377     (751,484)     (239,107)      34,918              31,099          (173,090)
INCOME TAX EXPENSE
 (BENEFIT)..............       206,507     (259,423)      (52,916)      13,967              10,885           (28,064)
                           -----------   ----------   -----------      -------           ---------       -----------
  Income (loss) from
   continuing
   operations...........       305,870     (492,061)     (186,191)      20,951              20,214          (145,026)
  Loss from discontinued
   operations, including
   income tax benefit of
   $10,885..............           --           --            --           --              (20,214)          (20,214)
                           -----------   ----------   -----------      -------           ---------       -----------
  Net income (loss).....   $   305,870   $ (492,061)  $  (186,191)     $20,951           $     --        $  (165,240)
                           ===========   ==========   ===========      =======           =========       ===========
BASIC AND DILUTED INCOME
 (LOSS) PER SHARE
  Income (loss) from
   continuing
   operations...........   $      1.22   $    (1.96)  $     (0.74)     $  0.08           $    0.08       $     (0.58)
  Loss from discontinued
   operations...........           --           --            --           --                (0.08)            (0.08)
                           -----------   ----------   -----------      -------           ---------       -----------
  Net income (loss) per
   share................   $      1.22   $    (1.96)  $     (0.74)     $  0.08           $     --        $     (0.66)
                           ===========   ==========   ===========      =======           =========       ===========

--------
(1) Adjustments identified subsequent to the filing of the Company's 2000 Form 10-K.
(2) To reclassify the PBM Segment as a discontinued operation and to reflect certain other reclassifications. See note 26.

26. Discontinued Operations

  On July 12, 2000, the Company announced that it had entered into an agreement to sell PCS, its PBM segment, to Advance Paradigm, Inc. for $1.0 billion. The sale was consummated on October 2, 2000. The selling price of PCS consisted of $675,000 in cash; $200,000 in principal amount of Advance Paradigm's unsecured 10 year senior subordinated notes (with warrants attached) and $125,000 in liquidation preference of Advance Paradigm's 11% Series A Preferred Stock. The senior subordinated notes bear interest at the rate of 11% per annum for the first 18 months after their date of issuance (October 2, 2000), 12% for the next six months and 13% thereafter until maturity. The warrants attached to the senior subordinated notes are not exercisable for the first 24 months after the date the senior subordinated notes are issued. Once exercisable, they will be transferable separately from the senior subordinated notes and entitle the holders collectively to purchase, for $20 per share, 780,000 shares of Advance Paradigm's Class A Common Stock (subject to adjustment for certain dilutive events). The senior subordinated notes may be prepaid by Advance Paradigm in whole at any time; however, if

                     RITE AID CORPORATION AND SUBSIDIARIES
less than the entire outstanding principal amount is prepaid not more than an aggregate of $75,000 principal amount may be prepaid from the date of issuance. Upon any prepayment prior October 2, 2002, a ratable portion of the warrants attached to the senior subordinated notes will expire. The fair value of the senior subordinated notes is estimated at 75% of their principal amount. The fair value of the Series A Preferred Stock is estimated at its stated value. The Company is in the process of obtaining an appraisal to determine the fair value of the Series A Preferred Stock and warrants at the consummation date.

  Commencing on January 30, 2001 and until Advance Paradigm's stockholders approve the issuance of Class B Common Stock upon conversion of the Series A Preferred Stock, the Series A Preferred Stock will pay quarterly dividends, solely in additional shares of Series A Preferred Stock, at the rate of 11% per annum for the first six months, 13% for the next six months and 16% thereafter. Upon approval by
Advance Paradigm's stockholders, the Series A Preferred Stock will be convertible, at Rite Aid's option, at $20 per share (subject to adjustment for certain dilutive events), into shares of Class B Common Stock of Advance Paradigm, Inc. (which are convertible into shares of Class A Common Stock which is publicly traded). Once converted, Class B Common Stock will be entitled to share ratably with the Class A Common Stock in dividends declared. Holders of the Class A Preferred Stock (and of the Class B Common Stock issuable upon its conversion) have the right to elect two members of Advance Paradigm's board of directors.

  The Company has the right to cause Advance Paradigm to register the senior subordinated notes (and the attached warrants and the shares issuable upon exercise of the warrants) and the Series A Preferred Stock (and if converted, the shares issued upon conversion) for sale under the Securities Act of 1933. The Company has agreed not to sell more than 50% of the shares of Series A Preferred Stock (and the shares into which it may be converted) for a period of 24 months from their date of issuance unless the stockholders of Advance Paradigm, Inc. do not approve its conversion into Class B Common Stock by January 30, 2001 or unless the market price of Advance Paradigm's Class A Common Stock averages $40 per share for 20 consecutive trading days after April 2, 2001.

  The Company applied $575,000 of the proceeds to the outstanding balance of the PCS facility and the PCS facility released exchange debt and pledged the Series A Preferred Stock (and all securities issuable upon its conversion) and the senior subordinated notes to the lenders under the PCS credit facility and RCF credit facility to secure the Company's obligations thereunder. The Company is required to use any net proceeds received from any sale of those securities to further repay the then outstanding balance of the PCS credit facility and, if repaid in full, to repay the then outstanding balance of the RCF credit facility.

  The PBM segment is reported as a discontinued operation for all periods presented in the accompanying financial statements and the operating results of the PBM segment are reflected separately from the results of continuing operations. The estimated loss on the disposal of the PBM segment, subject to closing adjustments and final determination of fair value of the Series A Preferred Stock and warrants, after income tax expense is $334,763 (unaudited), which consists of an estimated loss on disposal, estimated transaction expenses and net operating income through the date the sale is consummated. In the first quarter of fiscal 2001 ended May 27, 2000, the Company recorded a loss of $303,330 (unaudited) and in the second quarter of fiscal 2001 ended August 26, 2000, an additional loss of $31,433 (unaudited) will be recorded due to changes in estimates. Additionally, as a result of the decision to discontinue the operations of the Company's PBM segment, the Company recorded an increase to the tax valuation allowance and income tax expense of $146,916 (unaudited) in the first quarter of fiscal 2001.

                     RITE AID CORPORATION AND SUBSIDIARIES

  Summarized operating results of the PBM segment for the years ended February 26, 2000, February 27, 1999 and February 28, 1998 are as follows:

                                                       Year Ended
                                         --------------------------------------
                                         February 26, February 27, February 28,
                                             2000         1999         1998
                                         ------------ ------------ ------------
   Net sales...........................   $1,342,495    $344,448     $180,786
   Income (loss) from operations before
    income tax expense.................       40,081     (18,748)     (31,099)
   Income tax expense (benefit)........       30,903      (5,925)     (10,885)
                                          ----------    --------     --------
   Income (loss) from discontinued
    operations.........................   $    9,178    $(12,823)    $(20,214)
                                          ==========    ========     ========

  Summarized balance sheet data of discontinued operations is as follows:

                                                         February    February
                                                         26, 2000    27, 1999
                                                        ----------  ----------
Net current liabilities:
  Cash and cash equivalents............................ $    4,843  $    2,789
  Accounts and other receivables, net..................    614,432     581,060
  Other currents assets................................     42,707      35,217
  Claims and rebates payable...........................   (924,951)   (654,634)
  Other current liabilities............................   (127,084)    (80,304)
                                                        ----------  ----------
                                                        $ (390,053) $ (115,872)
                                                        ==========  ==========
Net non-current assets:
  Property and equipment, net.......................... $  147,733  $  117,115
  Goodwill and intangibles, net........................  1,816,221   1,874,499
  Noncurrent liabilities...............................   (220,126)   (238,139)
                                                        ----------  ----------
                                                        $1,743,828  $1,753,475
                                                        ==========  ==========

Acquisition of Discontinued Operations

  On January 22, 1999, the Company purchased PCS, a pharmacy benefits management subsidiary of Eli Lilly and Company. Total consideration was $1.5 billion, with $1.3 billion financed via commercial paper and $200 million paid in cash. The PCS acquisition was accounted for using the purchase method. In accordance with APB Opinion No. 16, the Company has recorded the assets and liabilities of PCS at the date of acquisition at their fair values. The excess of the cost of PCS over the fair value of the acquired assets and liabilities of $1,286,089 has been recorded as goodwill.

Intangible Assets of Discontinued Operations

                                                         February   February 27,
                                                         26, 2000       1999
                                                        ----------  ------------
   Goodwill............................................ $1,298,520   $1,298,520
   Prescription files and customer lists...............    434,100      434,100
   Trade name..........................................    113,100      113,100
   Internally developed software.......................     21,900       21,900
   Assembled workforce.................................     13,400       13,400
                                                        ----------   ----------
                                                         1,881,020    1,881,020
   Accumulated amortization............................    (64,799)      (6,521)
                                                        ----------   ----------
                                                        $1,816,221   $1,874,499
                                                        ==========   ==========

                     RITE AID CORPORATION AND SUBSIDIARIES

  At acquisition, the Company determined that the estimated useful life of the goodwill recorded with the PCS acquisition is primarily indeterminate and likely exceeded 40 years. This estimate was based upon a review of the anticipated future cash flows and other factors the Company considered in determining the amount that it was willing to incur for the purchase of PCS. Additionally, management found no persuasive evidence that any material portion of these intangible assets would be depleted in less than 40 years. Accordingly, the Company amortizes goodwill over the maximum allowable period of 40 years on a straight-line basis.

  The value of the PCS trade name is being amortized over its estimated useful life of 40 years. The value of the customer base and pharmacy network acquired in the purchase of PCS are being amortized over their estimated lives of 30 years. The value of assembled workforce and internally developed software acquired are being amortized over their useful lives of six and five years, respectively.

Impairment of Long-Lived Assets

  Long-lived assets of the PBM segment consist principally of intangibles. The Company compares the estimates of future undiscounted cash flows of its service lines to which the intangibles relate to the carrying amount of those intangibles to determine if an impairment has occurred. Long-lived assets and certain identifiable intangibles to be disposed of, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition of Discontinued Operations

  Revenues are recognized from claims processing fees when the related claims are adjudicated and approved for payment. Certain of the agreements require the customers to pay a fee per covered member rather than a fee per claim. These fees are recognized monthly based upon member counts provided by the customers. Revenue from manufacturer programs is recognized when claims eligible for rebate are adjudicated by the Company. The customer portion of rebates collected is not included in revenue, and correspondingly payments of rebates to customers are not included in expenses. Mail order program revenue is recognized when prescriptions are shipped.

Commitments and Contingencies of Discontinued Operations

  PCS Legal Proceedings

  In November 1999, PCS received a subpoena from the Office of Inspector General of the Department of Health and Human Services ("OIG"). The subpoena requests general information about PCS's formulary programs and rebate practices and makes no allegation of any wrongdoing by PCS. PCS is fully cooperating with the inquiry and believes that no regulatory action will be taken by OIG against PCS that will have a material adverse effect on PCS's business. The Company cannot predict the outcome of this matter.

  In January 1998, a purported class action was brought against PCS by a participant in a plan managed by PCS in the federal district court in New Jersey. The plaintiff alleged that PCS is an ERISA fiduciary and that, as such, breached its fiduciary obligations under ERISA and that PCS received improper kickbacks and rebates from certain drug manufacturers. PCS believes that the plaintiff's action is without merit and is vigorously defending this action. The Company cannot predict the outcome of this action.

                     RITE AID CORPORATION AND SUBSIDIARIES

  PCS Customer Contracts

  The PBM Segment enters into risk contracts with certain customers. These contracts provide that the Company assume varying percentages of the risk associated with claims experience differing from fixed fee arrangements under managed care programs. In addition, the Company, in certain limited circumstances, guarantees a specific amount of savings for certain customers. Included in other current liabilities of discontinued operations in the accompanying consolidated balance sheets are management's estimates of the amounts required to cover losses incurred under such contracts.

  Employment Agreements

  Certain officers of PCS were provided with a financial incentive to remain at the Company. Under this retention incentive program, the participating officers vest annually in the financial benefits through January 22, 2002. The value of the benefits is determined based upon the Rite Aid stock price during the vesting period, but is not to be less than an established floor value. The Company recognized compensation expense under this program of $7,137 in fiscal 2000 and $706 in fiscal 1999. In the event of a change in control of PCS, the participating officers immediately become fully vested in the program's benefits.

  See note 14 for retirement plan information related to the PBM segment.

SELECTED FINANCIAL DATA

  The following selected financial data of Rite Aid should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements appearing in this Annual Report. Selected financial data is presented for three fiscal years. The company's financial statements have been restated. These restatements supercede the prior restatements announced in June and November 1999. Substantial time, effort and expense was required over a six month period to review, assess, reconcile, prepare, and audit financial statements for fiscal 2000, fiscal 1999 and fiscal 1998. Rite Aid believes it would require an unreasonable effort and expense to conduct a similar process to restate fiscal years 1997 and 1996 and that it is unlikely that periods prior to March 1, 1997 could be restated. Therefore, financial data for fiscal 1997 and 1996 have not been restated and should not be relied upon. For a further discussion of the restatements, including information relating to the further restatement of the consolidated financial statements reflected in this amended Form 10-K, see note 25 of the notes to consolidated financial statements.

                                                  Year ended
                          -----------------------------------------------------------
                           February 26, 2000   February 27, 1999   February 28, 1998
                              (52 weeks)          (52 weeks)         (52 weeks)(3)
                          (as restated)(1)(2) (as restated)(1)(2) (as restated)(1)(2)
                          ------------------- ------------------- -------------------
                                   (In thousands, except per share amounts)
Summary of Operations:
REVENUES................      $13,338,947         $12,438,442         $11,352,637
COSTS AND EXPENSES:
  Cost of goods sold,
   including occupancy
   costs................       10,242,377           9,411,600           8,396,239
  Selling, general and
   administrative
   expenses.............        3,578,861           3,195,794           2,796,342
  Gain on sale of
   stores...............          (80,109)                --              (52,621)
  Goodwill
   amortization.........           24,457              26,055              26,169
  Store closing and
   impairment charges...          153,317             192,551             148,560
  Interest expense......          528,159             277,634             209,152
  Share of loss from
   equity investments...           15,181                 448               1,886
                              -----------         -----------         -----------
                               14,462,243          13,104,082          11,525,727
                              -----------         -----------         -----------
  Loss from continuing
   operations before
   income taxes and
   cumulative effect of
   accounting change ...       (1,123,296)           (665,640)           (173,090)
INCOME TAX BENEFIT......           (8,375)           (216,941)            (28,064)
                              -----------         -----------         -----------
  Loss from continuing
   operations before
   cumulative effect of
   accounting change....       (1,114,921)           (448,699)           (145,026)
INCOME (LOSS) FROM
 DISCONTINUED
 OPERATIONS, including
 income tax expense
 (benefit) of $30,903,
 $(5,925) and
 $(10,885)..............            9,178             (12,823)            (20,214)
CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE, net
 of income tax benefit
 of $18,200.............          (27,300)                --                  --
                              -----------         -----------         -----------
    Net loss............      $(1,133,043)        $  (461,522)        $  (165,240)
                              ===========         ===========         ===========
BASIC AND DILUTED (LOSS)
 INCOME PER SHARE:
  Loss from continuing
   operations...........      $     (4.34)        $     (1.74)        $     (0.58)
  Income (loss) from
   discontinued
   operations...........             0.04               (0.05)              (0.08)
  Cumulative effect of
   accounting change,
   net..................            (0.11)                --                  --
                              -----------         -----------         -----------
    Net loss per share..      $     (4.41)        $     (1.79)        $     (0.66)
                              ===========         ===========         ===========

                          February 26, 2000   February 27, 1999   February 28, 1998
                             (52 weeks)          (52 weeks)          (52 weeks)
                         (as restated)(1)(2) (as restated)(1)(2) (as restated)(1)(2)
                         ------------------- ------------------- -------------------
                                   (Dollars in thousands except dividends)
Year-End Financial
 Position:
  Working capital
   (deficit)............     $   719,961         $  (892,115)        $ 1,258,580
  Property, plant and
   equipment (net)......       3,449,594           3,328,499           2,460,513
  Total assets..........       9,909,847           9,778,451           7,392,147
  Total debt (4)........       6,616,634           5,922,504           3,132,894
  Redeemable preferred
   stock................          19,457              23,559                 --
  Stockholders' equity..         432,509           1,339,617           1,898,203
Other Data:
  Cash dividends
   declared per common
   share................     $     .3450         $     .4375         $     .4075
  Basic weighted average
   shares...............     259,139,000         258,516,000         250,659,000
  Diluted weighted
   average shares.......     259,139,000         258,516,000         250,659,000
  Number of retail
   drugstores...........           3,802               3,870               3,975
  Number of employees...          77,258              89,900              83,000

--------
(1) See note 25 of the notes to consolidated financial statements for a description of the adjustments resulting from the restatements.
(2) PCS was acquired on January 22, 1999. On October 2, 2000, Rite Aid completed the sale of PBM segment. Accordingly, our PBM segment is reported as a discontinued operation for all periods presented. See note 26 of the notes to consolidated financial statements.
(3) K&B, Incorporated and Harco, Inc. were acquired in August 1997.
(4) Includes capital lease obligations of $1.2 billion, $1.1 billion and $622 million as of February 26, 2000, February 27, 1999 and February 28, 1998, respectively.

DIRECTORS AND CORPORATE OFFICERS

Directors_______________________________________________________________________

William J.
Bratton/2/       Robert G. Miller/1/         Leonard N. Stern/1/,/2/*,/4/
The Bratton      Chairman of the Board       Chairman of the Board and
Group, LLC       and Chief Executive Officer Chief Executive Officer
(Criminal                                    The Hartz Group
Investigation                                (Pet Supplies, Hotels, Real Estate
Consulting)                                  Development and Investing)

Alfred M.
Gleason/2/       Philip Neivert/3/           Preston Robert Tisch/1/,/2/,/4/*
Self Employed    Private Investor            Co-chairman Loews Corporation
Consultant                                   (Hotels, Insurance, Cigarettes,
                                             Oil and Gas, Watches and Clocks)

Alex Grass       Mary F. Sammons             Gerald Tsai, Jr./1/,/3/
Chief Executive  President and Chief         Chairman Satmark Media Group
Officer Fleer    Operating Officer           (ATM Advertising)
Skybox
International
(Trading Cards)

Leonard I.
Green/1/,/4/     Stuart M. Sloan
Senior Partner,  Principal, Sloan Capital
Leonard Green &  Companies (Investments)
Partners L.P.
(Merchant
Banking)

Nancy A.
Lieberman/1/     Jonathan D. Sokoloff
Partner,         Partner, Leonard Green &
Skadden, Arps,   Partners L.P.
Slate Meagher    (Merchant Banking)
and Flom LLP
(Lawyers)

Executive Officers_______________________________________________________________

Chairman         Senior Executive Vice Presidents
--------         --------------------------------
Robert G.
Miller           Elliot S. Gerson            David R. Jessick
Chief Executive  General Counsel             Chief Administrative Officer
Officer
President
---------
Mary F. Sammons  James P. Mastrian           John T. Standley
Chief Operating  Marketing and Logistics     Chief Financial Officer
Officer



--------
1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Compensation Committee
4 Member of the Nominating Committee
* Denotes Chair of the Committee

Senior Vice Presidents
----------------------
Gerald P. Cardinale           Charles R. Kibler            Eric S. Sorkin
Category Management           East Coast Store Operation   Pharmacy

Don P. Davis                  Roger D. Lekberg             Joseph S. Speaker
Information Services          Distribution/Logistics       Administration

Christopher Hall              Keith Lovett                 Gary M. Stein
Chief Accounting Officer      Labor Relations              Real Estate

Jim C. Hamilton               Karen A. Rugen               Martin Tassoni
West Coast Store Operations   Corporate Communications     Category Management

Stanley J. Kahn               Robert B. Sari               Murray Todd
Vitamin Initiatives           Deputy General Counsel       Store Operations
                              and Secretary
                                                           Richard J. Varmecky
                                                           Finance

CHANGE IN INDEPENDENT AUDITORS

  During fiscal year 2000, the firm of KPMG LLP ("KPMG") resigned as independent auditors of the Company because they were unable to continue to rely on management's representations. The Company then engaged Deloitte & Touche LLP to replace KPMG as its independent auditors. Attached hereto as Exhibit A is a copy of the Form 8-K and the Form 8-K/A filed by the Company with the Securities and Exchange Commission on November 11, 1999 and December 6, 1999, respectively, in connection with the change in the Company's independent auditor. The Form 8-K and Form 8-K/A include letters delivered by KPMG regarding its disagreements with the Company. The complete text of each of the Form 8-K and Form 8-K/A and their respective exhibits is incorporated herein by reference. Since the filing of the Form 8-K/A on December 6, 1999, the Company has reviewed its accounting practices and is developing and implementing new internal accounting systems and controls as it seeks to develop reliable and adequate systems.

INVESTOR INFORMATION

Rite Aid Corporation's common stock is listed on the New York and Pacific Stock Exchanges with the stock symbol RAD. On October 11, 2000, there were approximately 11,586 stockholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below.

-------------------------------------------------------------------------------

Fiscal           Quarter                   High                       Low                       Dividend

--------------------------------------------------------------------------------------------------------

2000             First                     41 3/4                     21                         $.1150
                 Second                    26 15/16                   17 1/2                     $.1150
                 Third                     20 1/8                      4 1/2                     $.1150
                 Fourth                    13 1/4                      6 3/8                       --

--------------------------------------------------------------------------------------------------------

1999             First                     36 9/16                    29 3/4                     $.1075
                 Second                    45 1/8                     34 5/8                     $.1075
                 Third                     41 9/16                    33 9/16                    $.1075
                 Fourth                    51 1/8                     39 9/16                    $.1075

-------------------------------------------------------------------------------

Form 10-K                  Registrar and              Dividend Reinvestment
                           Transfer Agent



The annual report to the                              The company offers an
Securities and Exchange    Computershare Investor     automatic dividend
Commission on Form 10-K    Services LLC               reinvestment plan for
is available upon          P.O. Box A3504             the convenience of
written request to         Chicago, IL 60690-3504     stockholders and
Robert B. Sari, the        312-360-5349               employees. For further
secretary of the                                      information, contact:
company, or through the                               Computershare Investor
EDGAR database on World                               Services LLC
Wide Web at:                                          P.O. Box A3504
http://www.sec.gov                                    Chicago, IL 60690-3504
                                                      312-360-5349

Corporate Information                 Drugstore Locations as of June 30, 2000
---------------------                 ---------------------------------------

Rite Aid Corporation is the second    Alabama............................   118
largest retail drugstore chain in     Arizona............................     3
the United States based on store      California.........................   624
count, serving customers in           Colorado...........................    46
30 states across the country and in   Connecticut........................    50
the District of Columbia. During the  Delaware...........................    26
fiscal year ended February 26, 2000   District of Columbia...............     7
we operated in two business           Georgia............................    36
segments: the retail drug segment     Idaho..............................    23
and the pharmacy benefit management   Indiana............................    36
segment. Through our retail drug      Kentucky...........................   129
segment, we sell prescription drugs   Louisiana..........................   103
and a wide assortment of general      Maine..............................    85
merchandise. Prescription drugs       Maryland...........................   166
represented approximately 58.4% of    Michigan...........................   351
our total sales during fiscal year    Mississippi........................    35
2000. Our pharmacy benefit            Nevada.............................    37
management ("PBM") segment provides   New Hampshire......................    40
services to employers, insurance      New Jersey.........................   186
carriers and managed care companies.  New York...........................    39
We operated the PBM segment through   Ohio...............................   292
a subsidiary, PCS Health System,      Oregon.............................    75
Inc., which we sold on October 2,     Pennsylvania.......................   378
2000. General Information about the   Texas..............................     5
background and current                Utah...............................    30
announcements, is available through   Vermont............................    13
the company's News-On-Demand fax      Virginia...........................   166
service at 800-329-5055, and our      Washington.........................   146
World Wide Web site at:               West Virginia......................   116
http://www.RiteAid.com                Wyoming............................     1
                                      -----------------------------------------
Rite Aid Corporation                  Total.............................. 3,776
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404

Mailing Address:
P. O. Box 3165
Harrisburg, PA 17105-3165
717-761-2633

At February 26, 2000, Rite Aid
employed 77,258 people,
approximately 10,000 of who
were pharmacists.

                          EXHIBIT A TO ANNUAL REPORT

                            FORM 8-K AND FORM 8-K/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
                        Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

      Date of Report (Date of earliest event reported): November 11, 1999

                               ----------------

                              RITE AID CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                       1-5742                        23-1614034
--------------------------------------------------------------------------------------
(State or other jurisdiction          (Commission                     (IRS Employer
     of incorporation)                File Number)                 Identification No.)
     30 Hunter Lane, Camp Hill, Pennsylvania                              17011
--------------------------------------------------------------------------------------
    (Address of principal executive offices)                           (Zip Code)

       Registrant's telephone number, including area code: (717) 761-2633

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 4. Changes in Registrant's Certifying Accountant.

  On November 11, 1999, the firm of KPMG LLP ("KPMG") orally notified a member of the Audit Committee and the Registrant of their resignation as auditors of the Registrant because they were unable to continue to rely on management's representations.

  By letter dated November 11, 1999, KPMG advised the Registrant that, in light of the Registrant's announcement on October 18, 1999 that the Registrant is planning to restate its consolidated balance sheets as of February 27, 1999 and February 28, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 27, 1999, KPMG's auditors' report thereon dated May 28, 1999 "should no longer be relied upon." In addition, KPMG requested that the Registrant advise those persons who have received a copy of KPMG's report and those persons that the Registrant believes are relying or are likely to rely on the financial statements to be restated and the related report "of [KPMG's] notification to [the Registrant] that the Financial Statements and the Report should no longer be relied upon." (A copy of this letter is attached as Exhibit 99.1 hereto.) The withdrawn report and KPMG's report on the Registrant's consolidated financial statements for the fiscal year ended February 28, 1998 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

  On November 2, 1999, the Registrant filed its Quarterly Report on Form 10-Q for the thirteen and twenty-six weeks ended August 28, 1999, which included certain restated financial information. KPMG did not audit, review, or otherwise report on the financial statements included in the Form 10-Q. In view of KPMG's resignation on November 11, 1999, the Registrant was not able to resolve to KPMG's satisfaction, prior to their resignation, the amounts and causes of the restatement adjustments identified in the Registrant's most recently filed Form 10-Q and the additional restatement adjustments which may be required with respect to prior periods not included in that Form 10-Q. KPMG discussed certain of these matters with members of the Audit Committee. The Registrant is continuing to review its accounting practices for the past several years.

  In connection with the audits of the Registrant's consolidated financial statements for the fiscal years ended February 27, 1999 and February 28, 1998, and during the subsequent unaudited interim periods since the most recently ended fiscal year, there were no disagreements with KPMG on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their report other than as follows:

  In connection with the audit of the Registrant's consolidated financial statements for the fiscal year ended February 27, 1999, KPMG reported to the Registrant's Audit Committee the following three disagreements between KPMG and the Registrant:

  (1) KPMG disagreed with the Registrant's view that certain amounts could be reflected as income based upon estimates of recoveries from vendors.

  (2) KPMG disagreed with the Registrant's accounting for certain deferred costs.

  (3) KPMG disagreed with the Registrant's accounting for certain expenses charged against its acquisition accruals.

  With respect to these matters, the Registrant adjusted its financial statements to record its estimates of the appropriate amounts.

  The Registrant has authorized KPMG to respond fully to any successor independent accounting firm regarding KPMG's audit of the Registrant's financial statements, the disagreements with the Registrant in connection therewith, the Reportable Events and KPMG's resignation as auditors of the Registrant.

  At an Audit Committee meeting on June 30, 1999, KPMG delivered a letter to the Audit Committee dated June 24, 1999 describing the following material weakness in the Registrant's internal controls. The letter stated that the Registrant's internal controls were insufficient to allow the Registrant's management "to accumulate and reconcile information necessary to properly record and analyze transactions on a timely basis." The letter suggested the following actions to "significantly enhance the quality of [the Registrant's] financial accounting and reporting function": "(a) adding sufficient qualified accounting personnel, (b) improving the financial accounting systems, which produce the necessary data, (c) analyzing the data on a timely basis, and (d) significantly improving documentation supporting transactions, journal entries, and business decisions on a timely basis." KPMG has asserted that it informed the Registrant on June 23, 1999 and the Audit Committee at the June 30, 1999 meeting that, as a result of the issuance of the material weakness letter, KPMG would not be in a position to issue quarterly review reports until the matters referred to above were addressed and resolved. In addition, KPMG has asserted that they informed the Registrant on June 23, 1999 and the Audit Committee at the June 30, 1999 meeting that KPMG was no longer willing to rely on representations made by the then serving Chief Financial Officer. Each member of the Audit Committee and another member of the Registrant's Board of Directors who attended the June 30, 1999 Audit Committee meeting deny that any such statements were made at that meeting or at any other time. The Chief Financial Officer was replaced on July 14, 1999. Subsequent to June 24, 1999, the Registrant has created new positions in the financial accounting and reporting department and has filled and is seeking to fill those positions with qualified personnel. The Registrant is evaluating system needs in order to improve its financial accounting systems. The Registrant has restructured its accounting and financial reporting function to strengthen communication and accountability and is revising its processes and procedures with respect to transactions, journal entries and approvals to improve the timeliness with which it is able to document and analyze financial data.

  Simultaneously with their resignation on November 11, 1999, KPMG also advised the member of the Audit Committee and the Registrant that KPMG had concerns about the amounts the Registrant charged certain vendors relating to damaged or outdated products. In June 1999, the Registrant engaged a third party to handle all damaged or outdated products, including obtaining appropriate refunds, and accordingly, the Registrant is no longer involved in processing damaged or outdated products. In view of KPMG's resignation on November 11, 1999, there was no opportunity for the Registrant to resolve this matter to KPMG's satisfaction prior to their resignation.

  The Registrant is in the process of engaging new independent accountants to audit and report on the Registrant's restated consolidated balance sheets as of February 27, 1999 and February 28, 1998 and the related restated consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 27, 1999. The new independent accountants will also audit the Registrant's consolidated financial statements for the fiscal year ending February 26, 2000.

ITEM 5. Other Events

  The Registrant has been advised that the Securities and Exchange Commission has commenced a formal investigation of the Registrant.

ITEM 7. Financial Statements and Exhibits

  (c)  The following exhibits are filed with this report:

     Exhibit Number Description
     -------------- -----------
          16.1      Letter of KPMG LLP dated November   , 1999*
          99.1      Letter of KPMG LLP dated November 11, 1999

--------
* To be filed by amendment.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          RITE AID CORPORATION

Date: November 18, 1999                   By: /s/ Elliot T. Gerson
                                             ----------------------------------
                                             Name: Elliot T. Gerson
                                             Title:Senior Executive Vice
                                                   President, Secretary and
                                                   General Counsel

                                 EXHIBIT INDEX

     Exhibit Number Description
     -------------- -----------
          99.1      Letter of KPMG LLP dated November 11, 1999

                                                                   Exhibit 99.1

                             [LETTERHEAD OF KPMG]

BY HAND DELIVERY
-----------------

November 11, 1999

Board of Directors
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

Board of Directors:

  We have examined the consolidated balance sheets of Rite Aid Corporation and subsidiaries (the "Company") as of February 27, 1999 and February 28, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 27, 1999 (the "Financial Statements") and issued our auditors' report thereon dated May 28, 1999 (the "Report").

  In light of the Company's announcement in its press release dated October 18, 1999, to the effect that the Company is "planning to restate its quarterly and annual financial statements for each of its 1999, 1998, and 1997 fiscal years and for prior years," we cannot continue to be associated with the Financial Statements. Accordingly, KPMG LLP hereby advises you that our Report on the Company's Financial Statements should no longer be relied upon.

  We request that to the extent you have not already done so, you promptly advise those persons who have received a copy of the Report, and whom you believe are relying on the Financial Statements and the related Report, or who are likely to rely upon the Financial Statements and the related Report, of our notification to you that the Financial Statements and the Report should no longer be relied upon. Further, we ask you to determine, together with your legal counsel, the disclosure(s) which the Company should make to the United States Securities and Exchange Commission and any other regulatory body having jurisdiction over the Company. We request that you promptly supply us with copies of any notifications you make pursuant to the request set forth in this paragraph.

Very truly yours,

/s/ KPMG LLP

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-K/A

                                 CURRENT REPORT
                        Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

      Date of Report (Date of earliest event reported): November 11, 1999

                               ----------------

                              RITE AID CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                       1-5742                        23-1614034
--------------------------------------------------------------------------------------
(State or other jurisdiction          (Commission                     (IRS Employer
     of incorporation)                File Number)                 Identification No.)
     30 Hunter Lane, Camp Hill, Pennsylvania                              17011
--------------------------------------------------------------------------------------
    (Address of principal executive offices)                           (Zip Code)

       Registrant's telephone number, including area code: (717) 761-2633

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 7. Financial Statements and Exhibits

  (c)  The following exhibits are filed with this report:

     Exhibit Number Description
     -------------- -----------
          16.1      Letter of KPMG LLP dated December 2, 1999
          99.1      Letter of KPMG LLP dated November 11, 1999*

--------
* Previously filed.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          RITE AID CORPORATION

Date: December 2, 1999                    By: /s/ Elliot T. Gerson
                                             ----------------------------------
                                             Name: Elliot T. Gerson
                                             Title:Senior Executive Vice
                                                   President, Secretary and
                                                   General Counsel

                                                                   EXHIBIT 16.1

                               [LETTERHEAD KPMG]

December 2, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

KPMG LLP ("KPMG") was previously the principal accountants for Rite Aid Corporation ("Rite Aid" or the "Company") and, under the date of May 28, 1999, we reported on the consolidated balance sheets of the Company and its subsidiaries as of February 27,1999 and February 28, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 27, 1999. On November 11, 1999, we resigned as the Company's principal accountants. We have read the Company's statements included in Item 4 of its Form 8-K dated November 18, 1999 ("Item 4"), and we agree with such statements, except as follows:

KPMG is not in a position to agree or disagree with the Company's statement in the last sentence of the third paragraph of Item 4.

KPMG disagrees with the Company's statements in the fourth and fifth sentences of the seventh paragraph of Item 4 to the extent they imply that KPMG did not communicate the information described in those sentences to the Company's management. Based on the recollections of the KPMG personnel who attended the meeting with members of the Company's management on June 23, 1999, KPMG believes it communicated the information described in the fourth and fifth sentences to the Company on June 23, 1999.

KPMG is not in a position to agree or disagree with the statements made by the Company in the sixth sentence of the seventh paragraph of Item 4, because KPMG is not in a position to know the recollections of the members of the Company's Audit Committee and the other member of the Company's Board of Directors who attended the June 30, 1999 Audit Committee meeting. However, the statements made by the Company in the sixth sentence are inconsistent with the recollections of KPMG personnel who attended that Audit Committee meeting.

KPMG is not in a position to agree or disagree with the Company's statements in the eighth, ninth, and tenth sentences of the seventh paragraph of Item 4, to the effect that the Company is seeking to fill new positions in its financial accounting and reporting department with qualified personnel, that the Company is evaluating system needs in order to improve its financial accounting systems, and that the Company has restructured its accounting and financial reporting function to strengthen communication and accountability and is revising its processes and

[LOGO KPMG]

Page 2
December 2, 1999

procedures with respect to transactions, journal entries and approvals to improve the timeliness with which it is able to document and analyze financial data.

KPMG is aware that the Company has entered into an agreement with a third party concerning the third party's handling of damaged and outdated products, but KPMG is not in a position to agree or disagree with the Company's statements in the second sentence of the eighth paragraph of Item 4, to the effect that the third party engaged by the Company will handle all damaged or outdated products, including obtaining appropriate refunds, and therefore, the Company will no longer be involved in processing damaged or outdated products.

KPMG is not in a position to agree or disagree with the Company's statements in the ninth paragraph of Item 4.

Very truly yours,

/s/ KPMG LLP

Date: December 6, 1999